Filed Pursuant to rule 424(b)(4)
Registration No.: 333-105044
PROSPECTUS

3,477,621 Shares

International Speedway Corporation

Class A Common Stock

$35.50 per share

          The selling stockholders named in this prospectus are selling 3,477,621 shares of our class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders. A separate selling stockholder named in this prospectus has granted the underwriters an option to purchase up to 521,643 additional shares of class A common stock to cover over-allotments.

      Our class A common stock is quoted on the NASDAQ National Market under the symbol “ISCA.” The last reported sale price of our class A common stock on the NASDAQ National Market on May 20, 2003 was $36.00 per share.

       Investing in our class A common stock involves risks. See “Risk Factors” beginning on page 13.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$35.500	$123,455,546
Underwriting Discount	$1.775	$6,172,777
Proceeds to the Selling Stockholders (before expenses)	$33.725	$117,282,768

      The underwriters have agreed to make a payment to one of the selling stockholders. See “Underwriting.” The underwriters expect to deliver the shares to purchasers on or about May 27, 2003.

Citigroup	Wachovia Securities

Raymond James

May 20, 2003

Motorsports Entertainment. Coast to Coast.

CHICAGOLAND SPEEDWAY
MICHIGAN INTERNATIONAL SPEEDWAY
Watkins Glen
New York City
NAZARETH SPEEDWAY
RICHMOND RACEWAY
NORTH CAROLINA
DARLINGTON
A NASCAR TRADITION
DAYTONA
INTERNATIONAL SPEEDWAY
HOMESTEAD MIAMI
TALLADEGA
KANSAS SPEEDWAY
PHOENIX
CALIFORNIA SPEEDWAY

FORWARD-LOOKING STATEMENTS
INDUSTRY DATA
INTELLECTUAL PROPERTY
SUMMARY
SUMMARY FINANCIAL DATA
RISK FACTORS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MOTORSPORTS INDUSTRY OVERVIEW
2003 NASCAR WINSTON CUP SERIES SCHEDULE
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
SELLING STOCKHOLDERS
CERTAIN RELATIONSHIPS
CERTAIN UNITED STATES TAX CONSIDERATIONS OF NON-U.S. HOLDERS
UNDERWRITING
LEGAL MATTERS
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
OTHER INFORMATION
INTERNATIONAL SPEEDWAY CORPORATION

      You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholders have authorized anyone to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words “anticipate,” “estimate,” “expect,” “may,” “believe,” “objective,” “projection,” “forecast,” “goal” and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in this prospectus and in other filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in this prospectus and other factors set forth in or incorporated by reference in this prospectus.

      Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Please see “Risk Factors” for a discussion of some of the factors that may adversely affect an investment in the securities.

INDUSTRY DATA

      Market share and industry data disclosed in this prospectus have been obtained from or estimated based on the following sources/publications: Nielsen Media Research; Joyce Julius & Associates; Street & Smith’s Sports Business Journal; Major League Baseball; National Football League; National Basketball Association; National Hockey League; National Association for Stock Car Auto Racing; Indy Racing League; Championship Auto Racing Teams; International Race of Champions; Automobile Racing Club of America; Grand American Road Racing Association; International Motorsports Association; National Hot Rod Association; Sports Car Club of America; United States Auto Club; American Motorcyclist Association; Federation Internationale de l’Automobile; Speed Channel; and ESPN Sports Polls. We have not independently verified any of the data from these sources/publications.

INTELLECTUAL PROPERTY

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “The Great American Race,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “Truxpo Truck Tour” and related logos. This prospectus and the documents incorporated by reference also include trademarks, service marks and trade names of other companies.

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SUMMARY

      The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus. Except as expressly indicated or unless the context otherwise requires, “ISC,” “we,” “our” and “us” mean International Speedway Corporation, a Florida corporation and its consolidated subsidiaries.

International Speedway Corporation

      We are a leading promoter of motorsports entertainment activities in the United States. We own and/or operate twelve of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;

•	Talladega Superspeedway in Alabama;

•	Michigan International Speedway in Michigan;

•	Richmond International Raceway in Virginia;

•	California Speedway in California;

•	Kansas Speedway in Kansas;

•	Phoenix International Raceway in Arizona;

•	Homestead-Miami Speedway in Florida;

•	North Carolina Speedway in North Carolina;

•	Darlington Raceway in South Carolina;

•	Watkins Glen International in New York; and

•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, LLC, in which we hold a 37.5% indirect equity interest, owns and operates two nationally-recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and

•	Route 66 Raceway.

      In 2002, these motorsports facilities promoted well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR Winston Cup Series events;

•	16 NASCAR Busch Series events;

•	8 NASCAR Craftsman Truck Series events;

•	8 Indy Racing League (“IRL”) IndyCar Series events;

•	2 National Hot Rod Association (“NHRA”) national events;

•	1 Championship Auto Racing Teams (“CART”) Bridgestone Presents Champ Car World Series Powered by Ford (“Champ Car World Series”) event;

•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by Grand American Road Racing Association (“Grand American”)); and

•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than one million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at all of our motorsports facilities that host NASCAR Winston Cup Series events. We also own and operate the Motor Racing Network, Inc. radio network, or MRN Radio, the nation’s largest independent motorsports radio network in terms of event programming, and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1998 through fiscal 2002, our revenues increased from $189.0 million to $550.6 million, a compound annual growth rate, or CAGR, of 31%. In particular, our motorsports related income increased from 38.0% of our total revenues in fiscal 1998 to 47.2% in fiscal 2002, a CAGR of 38%. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships. These initiatives have broadened our financial stability through more predictable and recurring revenues and cash flows and should enable us to enhance our leadership position in the motorsports entertainment industry.

      We were incorporated in 1953 under the laws of the State of Florida under the name “Bill France Racing, Inc.” and changed our name to “Daytona International Speedway Corporation” in 1957. With the groundbreaking for Talladega Superspeedway in 1968, we changed our name to “International Speedway Corporation.” Our principal executive offices are located at 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114, and our telephone number is (386) 254-2700. We maintain a website at http://www.iscmotorsports.com. The information on our website is not part of this prospectus.

Industry Overview

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all United States motorsports events estimated at more than 15 million people. The NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events, and open wheel events sanctioned by IRL and CART are generally the most popular motorsports events in the United States. The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events. We derived approximately 84% of our fiscal 2002 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Evolving from the NASCAR Grand National Series that began in 1950, NASCAR created the NASCAR Winston Cup Series in the early 1970’s. In 2003, this premier series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states. Total spectator attendance for NASCAR (including all NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events) grew at a compound annual rate of approximately 7% from 1992 to 2002, greater than any other major U.S. professional sport. Approximately 350 million viewers watched NASCAR Winston Cup and NASCAR Busch series televised events in 2002, a 50% increase over 2000. Average household television viewership for the 2002 NASCAR Winston Cup and NASCAR Busch series increased 3% and 10%, respectively, over 2001. The NASCAR Winston Cup Series continues to be the second most-watched regular season sport on television and second highest rated among male viewers ages 18-34 and ages 18-49, behind only the NFL. In addition, the 2002 season ending Ford 400 from Homestead-Miami earned a 5.2 Nielsen rating, representing 8.4 million viewers, the highest NASCAR Winston Cup Series rating for an auto race that was broadcast in direct television competition with the NFL.

      Motorsports events generally are heavily promoted, with a number of supporting events surrounding each main race event. Examples of supporting events include secondary races, qualifying time trials, practice sessions, driver autograph sessions, automobile and product expositions, catered parties, fan forums, live television and radio shows and other related events, which are all designed to maximize the spectators’ overall entertainment experience and enhance the value to sponsors. The primary participants in the business of auto racing are sanctioning bodies, spectators, track operators, sponsors, major automobile manufacturers, drivers, crew members, team owners and vendors of officially licensed merchandise.

Business Strengths

      We have experienced significant growth in recent years, which we believe is attributable to the following strengths of our business.

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We own, operate and/or have an interest in 14 major motorsports facilities that, in total, have more than one million grandstand seats and are located in six of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas (a 400-mile radius) of our facilities. We promote major events in all ten months of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2003 racing season, including 20 NASCAR Winston Cup Series races — 51% of the 2003 NASCAR Winston Cup Series schedule, including non-championship point events. NASCAR Winston Cup and NASCAR Busch series racing are the most watched forms of motorsports in the United States. In addition, we believe our portfolio of events is very attractive to corporate sponsors who recognize the value of partnering with a leading motorsports promoter.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open wheel, sports car and motorcycle events. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our company and professional stock car racing generally.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broad base of corporate and individual customers. Our national footprint has enabled us to create multi-track and multi-year (with staggered maturities) sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. We also believe this footprint helps limit our exposure during uncertain economic times as different regions in the country are impacted in varying degrees. By having facilities located across the country and within reasonable driving times for our individual customers, we are not overly reliant on any one region or state for event revenue.

      We utilize a centralized corporate marketing structure complemented by strong facility resources to provide enhanced value to our marketing partners and develop and execute consumer marketing programs. In 2002, nearly 80 of our corporate marketing partners capitalized on multi-track positions, and we executed a series of promotions targeting customers in multiple markets through e-mail offers, consumer sweepstakes, retail sales programs and other direct marketing campaigns. We believe it is critical to build strong, long-lasting relationships with our corporate marketing partners. We work closely with our sponsors to understand their needs and to help them achieve their goals, whether it is increased business with consumers or with other corporate partners. We believe that sponsor satisfaction allows us to expand relationships and results in high renewal rates at lower costs.

Predictable and Recurring Revenue Base

      We have strong visibility regarding our future revenue streams due to long-term media contracts, multi-year sponsorship and luxury suite agreements and recurring ticket and hospitality sales. NASCAR has signed multi-billion dollar television contracts covering its NASCAR Winston Cup and NASCAR Busch series events, a portion of which extend through the 2006 season and the remainder of which extend through the 2008 season at NASCAR’s option. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR races held at our tracks each year remains stable and consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts with staggered maturity schedules. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer significant growth opportunities. In 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. Each of these businesses was successfully integrated into our operations within twelve months of the transaction. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources.

      Recent examples of development include our Kansas facility and the Chicagoland facility, in which we hold a 37.5% interest. Both facilities successfully opened in mid-2001 and host significant schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. In addition, both facilities receive significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages for 2001 and 2002, and Kansas has already sold out on a season ticket basis for 2003, which includes an additional 1,500 grandstand seats, which are currently under construction.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of our Chairman and CEO and the grandfather of our President, founded NASCAR in 1947 and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 84% of our 2002 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock and participate in an incentive stock plan.

Growth Strategy

      We use the following key strategies to grow and enhance our leadership position in the motorsports entertainment industry.

Maximize Media Income and Exposure

      Our most important medium continues to be television, and televised motorsports events continue to experience significant growth in viewership. Since 1998, NASCAR Winston Cup and NASCAR Busch series domestic television rights revenues have grown from $75 million in 1998 to $299 million in 2002, a CAGR of 41%. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $26.8 million to $145.9 million, a CAGR of 53%. We expect media rights revenues to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2003 is expected to be approximately 16%. We anticipate these increases to be a primary driver of revenue over the period, and the associated margins are expected to improve operating results and net earnings.

      In addition to generating substantially higher rights fees, these television rights agreements are creating significant indirect benefits for the industry that we believe will help drive continued growth. For example, in 2002, approximately 64% of the NASCAR Winston Cup Series events were scheduled on network broadcasts compared to approximately 30% during 2000. Network broadcasts offer the opportunity to reach significantly more households than cable broadcasts, and over the long term, we believe the exposure created by the shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. Almost 190 million television viewers watched NASCAR Winston Cup and NASCAR Busch series racing at our facilities during 2002, nearly a 7% increase over 2001. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. Higher television ratings should also provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

      In addition to opportunities provided through NASCAR’s domestic television broadcast rights agreements, we remain encouraged by the prospects for long-term revenue opportunities from the sale of ancillary media rights, including international rights and internet-related media. Strategic relationships with Turner Sports, America Online, Eurosport and others contribute to growth, and additional agreements are being reached with other media-related partners focused on reaching new audiences and key demographics both domestically and internationally. Also, through MRN Radio, our proprietary motorsports network, we currently produce and syndicate a substantial majority of the NASCAR Winston Cup and NASCAR Busch series events, all the NASCAR Craftsman Truck Series races, and certain other races promoted by third parties and us.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of intellectual property, including logos and trademarks. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Pepsi 400 at Daytona, the Pop Secret 400 and the EA Sports 500. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented approximately 31% of our sponsorship revenue in 2002. In addition, in 2002, we had approximately 120 official status categories and more than 240 marketing partners.

      Similar to media rights, marketing partnerships are primarily multi-year contracts that diversify our revenue stream and result in strong earnings and cash flow visibility. We believe the geographic diversification and key market penetration created by our expansion over the past several years has generated increased value and opportunities for our corporate marketing partners. No other motorsports promoter offers more high-profile events in all ten months of the racing season. The large number of high-profile events we offer has resulted in broader, more comprehensive promotion and increased sponsorship fees. In late 2002, we announced a multi-track relationship with Gatorade, which is the single largest marketing partnership in our history. A sample list of our other sponsors for 2002 included Anheuser Busch, AT&T Worldnet, Coors, Dodge, Electronic Arts, Ford, Gatorade, General Mills, General Motors, Goodyear, GNC, Home Depot, MBNA, Mattel, Pepsi, Pfizer, SunTrust Banks, Toyota, Tropicana and UPS.

Maximize Profitability of Existing Events and Facilities

      Attract and Retain Customers. While television and marketing partnership revenues have increased in importance, the consumer is the foundation of our business and remains a primary focus. Our strategic consumer marketing efforts are focused on a variety of initiatives. One method of driving incremental ticket sales for our events is through in-market promotions in conjunction with our corporate marketing partners. In addition, we are using the internet to drive incremental ticket sales for our events. Our websites, which are integrated with our ticketing system, offer simple, 24 hours a day and seven days a week access for consumers who can buy tickets and merchandise, view three-dimensional sightlines from grandstand seats and suites and review recent news for our facilities and events. Finally, we are focusing considerable efforts on growing our licensing business. Recognizing the value in building consumer awareness beyond trackside retail distribution, we now have licensed merchandise available on-line, in traditional department store chains and specialty retailers. We are also increasing brand exposure and licensing profitability through the sale of driver and event co-branded products.

      A key factor in retaining customers for our events is providing an attractive product and creating an unforgettable race-day experience. Through a combination of additional staff training and a focus on best practices, we continue to enhance our guest services efforts. In addition, we continue to upgrade the design and quality of our facilities and spectator amenities, which we believe is essential to remain competitive with other sports and entertainment facilities across the country. Finally, by improving the quality and diversity of our concessions, catering and merchandising operations, we are able to offer better products and services to our fans, resulting in higher on-site per capita spending.

      Modify Event Schedules. While each of our tracks conducts several major events annually, there is an opportunity to increase the profitability of these facilities through the modification of event schedules. In 2002, successful inaugural NASCAR “Triple Header” weekends were conducted at Darlington and Homestead-Miami. In addition, a NASCAR Busch Series event was run the night before Daytona’s NASCAR Winston Cup Series Pepsi 400 in July, and, despite bad weather, attendance levels exceeded the prior year when the event was held at Watkins Glen. We also added three IRL IndyCar Series events to our schedule in 2002. We now promote eight of the sixteen events in the IRL IndyCar Series. While this Series is still relatively new, we believe there is a long-term opportunity for this growing open wheel Series. Finally, we have experienced financial success in our efforts to change the starting times for certain of our events. In February 2003, the NASCAR Winston Cup Series Bud Shootout at Daytona was run under the lights at night for the first time. Despite very cool weather, the event was the second highest attended Bud Shootout in history and the highest rated-prime time NASCAR event ever on the FOX television network.

      In January 2003, NASCAR announced it would entertain discussions with track operators regarding potential movement of NASCAR Winston Cup Series dates to larger markets where there may be greater demand resulting in an opportunity for increased revenues to the track operators. NASCAR announced these schedule changes could be phased in beginning in fiscal 2004. In addition to the potential positive financial impact for the track operators, NASCAR anticipates the sport’s broadcast and corporate partners could benefit from the additional exposure generated as the events are moved into under-served areas of the country. We believe this could be a significant development and could enhance shareholder value for companies involved in the sport. With our schedule of events, we feel we are in an excellent position to take advantage of this long-term opportunity. For 2004, we have proposed to NASCAR the movement of one NASCAR Winston Cup Series date within our facilities. We expect a decision from NASCAR following its review of the proposals, if any, from all the promoters and the potential impacts on the NASCAR Winston Cup Series schedule.

Expand Existing Facilities

      We manage more than one million total grandstand seats at our facilities across the country. Over the years, we have grown our grandstand seat and suite capacity through a combination of internal and external expansion initiatives. An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales.

      Capital projects at our facilities are designated for a variety of purposes, the vast majority of which are designed to allow us to remain competitive with other sports and entertainment facilities across the country. As in the past, we plan to opportunistically expand grandstand seat and suite capacity at our facilities. In addition, we spend capital to upgrade the design and quality of our facilities and spectator amenities. We believe these projects have an indirect benefit as they contribute to a premium experience and customer retention, which enhances our ability to increase prices for our products and services. Finally, we estimate capital expenditures for maintenance to be approximately $1 million to $2 million per facility on an annual basis. For fiscal 2003, we anticipate capital spending at our facilities to be approximately $75 million to $80 million. Our internal expansion plans include an additional 1,500 grandstand seats at Kansas, as well as a net of 3,100 grandstand seats and six luxury suites at Richmond. Also included in the full year estimate are the track reconfiguration project at Homestead-Miami, land acquisitions at a number of facilities, a new pedestrian/vehicle tunnel at Phoenix and a number of other capital projects.

Acquire and Develop Additional Motorsports Facilities

      We regularly review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. In 1999, we acquired Richmond, and through our merger with Penske Motorsports, acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. In addition, in 1997 we acquired Phoenix and the 50% interest in Watkins Glen not previously owned by us. Recent examples of development efforts include Kansas and Chicagoland, in which we have a 37.5% interest, both of which opened in mid-2001.

      During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we entered into an agreement with the New Jersey Sports and Exposition Authority (the “Authority”) granting our subsidiary the right to pursue development of a motorsports facility at the Meadowland Sports Complex in New Jersey. Although we continue to negotiate with the Authority for the right to develop a motorsports facility at the Meadowlands, we are also currently evaluating alternative sites in the New York metropolitan area. In light of NASCAR’s announcement regarding potential realignment of the NASCAR

Winston Cup Series schedule, we also believe there are potential development opportunities in new, untapped markets across the country. As such, we are beginning to explore opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets. We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry.

The Offering

Class A Common Stock Offered by the Selling Stockholders	3,477,621 shares

Common Stock to be Outstanding After the Offering	27,428,853 shares of class A common stock

25,789,745 shares of class B common stock

53,218,598 total shares of common stock

Selling Stockholders	Penske Performance, Inc. and White River Investment Limited Partnership are offering 3,477,621 shares of our class A common stock in the offering. Western Opportunity Limited Partnership has granted the underwriters an option to purchase 521,643 additional shares of our class A common stock to cover over-allotments.

Use of Proceeds	All of the proceeds from the sale of the shares of class A common stock will be received by the selling stockholders.

NASDAQ National Market Symbol of Class A Common Stock	ISCA

Risk Factors	We urge you to read carefully the risk factors beginning on page 13 for a discussion of factors you should consider before acquiring shares of class A common stock.

Voting, Conversion and Dividend Rights	Our class A common stock and class B common stock are identical in all respects, except for voting rights and certain non-cash dividend and conversion rights. Each share of class A common stock entitles the holder to one-fifth (1/5) of one vote and each share of class B common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. Except as required by applicable law, holders of class A common stock and class B common stock vote together on all matters submitted to a vote of stockholders. Holders of class A common stock and class B common stock have identical rights to cash dividends. Class A common stock has no conversion rights. Class B common stock is freely convertible into class A common stock for each share of class B common stock converted.

      The number of shares of class A common stock to be outstanding immediately after this offering is based on 25,628,853 shares outstanding as of April 30, 2003. This number of shares of class A common stock excludes shares issuable upon exercise of outstanding stock options and shares reserved for future grants under our stock option plans and other stock incentive plans. As of April 30, 2003, there were:

•	81,327 shares of class A common stock issuable upon exercise of stock options, at a weighted average exercise price of $41.59 per share; and

•	708,774 shares of class A common stock reserved for future grants under our stock incentive plans.

      Immediately prior to the consummation of this offering, White River Investment Limited Partnership will convert 1,800,000 shares of our class B common stock into 1,800,000 shares of our class A common stock, which will be sold pursuant to this prospectus. If the underwriters exercise their over-allotment option, Western Opportunity Limited Partnership will convert 521,643 shares of our class B common stock into 521,643 shares of our class A common stock immediately prior to the sale of such shares of our class A common stock to the underwriters. Unless otherwise specified, the information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL DATA

      The following table sets forth our summary income statement data for each of the last five fiscal years in the period ended November 30, 2002 and for the fiscal quarters ended February 28, 2002 and February 28, 2003. The following table also sets forth our summary balance sheet data as of February 28, 2003. The income statement data for the three fiscal years in the period ended November 30, 2002 has been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report thereon. The income statement data for the fiscal years ended November 30, 1998 and 1999 have been derived from our audited historical consolidated financial statements. The income statement data for the fiscal quarters ended February 28, 2002 and 2003 as well as the balance sheet data as of February 28, 2003 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended February 28, 2003 are not necessarily indicative of results for the full year. You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

						Three Months Ended
	For the Year Ended November 30,					February 28,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share and selected operating data)
Income Statement Data:
Revenues:
Admissions, net	$86,946	$133,897	$192,789	$214,494	$213,255	$48,848	$47,048
Motorsports related income	71,793	115,570	175,809	238,208	259,609	60,218	66,465
Food, beverage and merchandise income	28,597	46,668	66,880	70,575	70,396	15,566	16,022
Other income	1,632	2,587	4,952	5,233	7,292	1,127	1,347

Total revenues	188,968	298,722	440,430	528,510	550,552	125,759	130,882
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	28,767	45,615	71,260	87,859	97,290	21,289	23,534
Motorsports related expenses	33,283	51,590	82,230	98,458	99,441	17,731	19,362
Food, beverage and merchandise expenses	15,025	25,539	38,448	38,251	38,109	8,416	8,041
General and administrative expenses	37,842	54,956	75,030	79,953	80,325	19,228	20,551
Depreciation and amortization	13,137	25,066	51,150	54,544	41,154	9,913	10,553

Total expenses	128,054	202,766	318,118	359,065	356,319	76,577	82,041

Operating income	$60,914	$95,956	$122,312	$169,445	$194,233	$49,182	$48,841

Net income (loss)(1)	$40,192	$56,613	$50,426	$87,633	$(410,978)	$(491,886)	$25,364

Earnings (loss) per share(1):
Basic earnings per share before cumulative effect of accounting change	$1.00	$1.22	$0.95	$1.65	$2.00	$0.48	$0.48
Basic earnings (loss) per share	$1.00	$1.22	$0.95	$1.65	$(7.75)	$(9.27)	$0.48
Diluted earnings per share before cumulative effect of accounting change	$1.00	$1.22	$0.95	$1.65	$2.00	$0.48	$0.48
Diluted earnings (loss) per share	$1.00	$1.22	$0.95	$1.65	$(7.74)	$(9.26)	$0.48
Dividends per share	$0.06	$0.06	$0.06	$0.06	$0.06	$0.00	$0.00

						Three Months Ended
	For the Year Ended November 30,					February 28,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share and selected operating data)
Weighted average shares outstanding:
Basic	40,025,643	46,394,614	52,962,646	52,996,660	53,036,552	53,024,478	53,041,210
Diluted	40,188,800	46,518,977	53,049,293	53,076,828	53,101,535	53,095,162	53,120,970

Other Financial Data:
Capital expenditures	$71,858	$126,596	$132,661	$98,379	$53,521	$10,673	$12,145

Selected Operating Data(2):
Number of grandstand seats(3)	425,000	850,000	970,000	1,058,000	1,050,000	1,058,000	1,050,000
Number of NASCAR Winston Cup Series events	10	13	18	19	19	4	4
Number of other major motorsports events(4)	12	18	33	39	37	5	5

At February 28, 2003

(unaudited)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$148,742
Working capital	44,295
Total assets	1,251,320
Long-term debt	302,776
Total debt	309,551
Total shareholders’ equity	648,134

(1)	Reflects the adoption of Statement of Financial Accounting Standard (“SFAS”) No. 142, which resulted in a non-cash after-tax charge of approximately $517.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $3.4 million associated with our equity investment in Raceway Associates.

(2)	Does not include the operations of Chicagoland or Route 66 Raceway, which are not included in our operating income.

(3)	Represents number of grandstand seats at our majority-owned and/or operated major motorsports facilities as of November 30 for year end results and February 28 for quarterly results.

(4)	Other major motorsports events means our NASCAR Busch Series, NASCAR Craftsman Truck Series, IRL IndyCar Series, CART Champ Car World Series, International Race of Champions and Automobile Racing Club of America events conducted at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.

RISK FACTORS

      Before you buy any shares of our class A common stock offered by this prospectus, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information contained in this prospectus and in the documents that are incorporated by reference before you decide to acquire any shares of our class A common stock.

Risks Related To Our Business

Our success depends on our relationships with motorsports sanctioning bodies, particularly NASCAR

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for the NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events. NASCAR-sanctioned races conducted at our wholly-owned subsidiaries accounted for approximately 84% of our total revenues in fiscal 2002.

      Each NASCAR sanctioning agreement is awarded on an annual basis. NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with us to conduct any event. Moreover, although our general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, it cannot be assured that any sanctioning body, including NASCAR, will enter into sanctioning agreements with us to conduct races at any of our newly developed or acquired facilities. Failure to obtain a sanctioning agreement for a major NASCAR event could negatively affect us. Similarly, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently. By sanctioning an event, NASCAR neither warrants, expressly or by implication, nor takes responsibility for, the success, financial or otherwise, of the sanctioned event or the number or identity of vehicles or competitors participating in the event.

Bad weather could adversely affect us

      We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at these events. Poor weather conditions could have a negative effect on us, particularly as it relates to walk-up ticket sales.

Postponement and/or cancellation of major motorsports events could adversely affect us

      If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in the United States following the September 11, 2001 terrorism attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event as well as losing the revenues, including live broadcast revenues, associated with the event, to the extent such losses were not covered by insurance.

      If a cancelled event is part of the NASCAR Winston Cup or NASCAR Busch series, we could experience a reduction in the amount of money received from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation. This would occur if, as a result of the cancellation, and without regard to whether the cancelled event was scheduled for one of our facilities, NASCAR experienced a reduction in television revenues greater than the amount scheduled to be paid to the promoter of the cancelled event.

Our financial results depend significantly on consumer and corporate spending

      Our financial results depend significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

•	employment;

•	business conditions;

•	interest rates; and

•	taxation rates.

      These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry’s principal sponsors and potential sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions, thereby impacting our growth, revenue and profitability. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war in Iraq and could be similarly affected by any future attacks, by a terrorist attack at any mass gathering or fear of such attacks, or by other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. A weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial results. Finally, our financial results could also be adversely impacted by a domestic outbreak of severe acute respiratory syndrome or other epidemiological crisis.

Certain of our senior executives may have potential conflicts of interest

      William C. France, our Chairman of the Board, and James C. France, our Vice Chairman and Chief Executive Officer, control NASCAR. Lesa France Kennedy, our President and one of our directors, is also a Vice President of NASCAR. Each of them, as well as our general counsel, spends part of his or her time on NASCAR’s business. Each of these individuals spends substantial time on our business and all of our other executive officers are available to us on a substantially full-time basis. Because of these relationships, certain potential conflicts of interest between us and NASCAR exist with respect to, among other things:

•	the terms of any sanctioning agreements that may be awarded to us by NASCAR;

•	the amount of time the employees mentioned above and certain other of our employees devote to NASCAR’s affairs; and

•	the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items.

Our success depends on the availability and performance of key personnel

      Our continued success depends upon the availability and performance of our senior management team, particularly William C. France, James C. France and Lesa France Kennedy. Each of these individuals possesses unique and extensive industry knowledge and experience. While we believe that our senior management team has significant depth, the loss of any of the individuals mentioned above, or our inability to retain and attract key employees in the future, could have a negative effect on our operations and business plans.

We are controlled by the France family

      After giving effect to this offering, without giving effect to the underwriters’ over-allotment option, the France family members, together, will beneficially own approximately 36.11% of our capital stock and approximately 61.27% of the combined voting power of both classes of our common stock. Accordingly, if members of the France family vote their shares of common stock in the same manner, they can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. If holders of class B common stock other than the France family elect to convert their beneficially owned shares of class B common stock into shares of class A common stock and members of the France family do not convert their shares, the relative voting power of the France family will increase. Voting control by the France family may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of class A common stock might receive a premium for their shares over prevailing market prices.

The IRS is currently performing a periodic examination of certain of our federal income tax returns that could result in a material negative impact on cash flow

      The Internal Revenue Service is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999, 2000 and 2001 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 “Accounting for Income Taxes” we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets. See Note 9 to our audited consolidated financial statements, included elsewhere in this prospectus, for further information. While we believe that our application of the federal income tax regulations in question is appropriate and we intend to vigorously defend the merits of our position, an adverse resolution of these matters could result in a material negative impact on cash flow.

Further impairment of goodwill could adversely affect our financial results

      On December 1, 2001, we and our equity investee, Raceway Associates, adopted SFAS No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized to earnings but are reviewed at least annually for impairment at the reporting unit level. Goodwill is the amount by which the costs of an acquisition accounted for using the purchase method exceeds the fair market value of the net assets acquired and is shown as an asset on our balance sheet. We recorded a non-cash after-tax charge of approximately $517.2 million, including approximately $3.4 million associated with our equity investment in Raceway Associates, as a cumulative effect of accounting change in the first quarter of fiscal 2002. Even after this charge, approximately $92.5 million, or 7.4% of our total assets as of February 28, 2003, is still represented as goodwill. If in the future the application of the annual test for impairment of goodwill results in a reduction in the carrying value of the goodwill, we will be required to take the amount of the reduction in goodwill as a non-cash charge against operating income, which would also reduce shareholders’ equity.

We may be held liable for personal injuries

      Motorsports can be dangerous to participants and spectators. We maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries or if insurance coverage for these exposures becomes unavailable or prohibitively expensive.

      In addition, sanctioning bodies could impose more stringent safety regulations. Such regulations could include, among other things, the installation of new retaining walls at our facilities, which could increase our capital expenditures and/or expenses.

We operate in a highly competitive environment

      As an entertainment company, our racing events face competition from other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball, hockey and baseball. As a result, our revenues are affected by the general popularity of motorsports, the availability of alternative forms of recreation and changing consumer preferences. Our racing events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, CART, United States Auto Club, National Hot Rod Association, International Motorsports Association, Sports Car Club of America, Grand American Road Racing Association, the Automobile Racing Club of America and others. We believe that the primary elements of competition in attracting motorsports spectators and corporate sponsors to a racing event and facility are the type and caliber of promoted racing events, facility location, sight lines, pricing and customer conveniences that contribute to a total entertainment experience. Many sports and entertainment businesses have resources that exceed ours.

We are subject to changing governmental regulations that could increase our expenses

      We believe that our operations are in material compliance with all applicable federal, state and local environmental, land use and other laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the operation or conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability as to which we are self-insured could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Our existing facilities continue to be used in situations where the standards for new facilities to comply with certain laws and regulations, including the Americans with Disabilities Act, are constantly evolving. Changes in the provisions or application of federal, state or local environmental, land use or other laws, regulations or requirements to our facilities or operations, or the discovery of previously unknown conditions, also could require us to make additional material expenditures to remediate or attain compliance.

      Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any of such activities.

Governmental regulation may adversely affect the availability of sponsorships and advertising

      The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. Actual or proposed government regulation can impact negatively the availability to the motorsports industry of this promotion, sponsorship and advertising revenue. Advertising by the tobacco and alcoholic beverage industries generally is subject to greater governmental regulation than advertising by other sponsors of our events. In the past few years there were several unsuccessful regulatory attempts to impose restrictions on the advertising and promotion of cigarettes and smokeless tobacco, including sponsorship of motorsports activities. If successfully implemented, these regulatory efforts would have prohibited the present practice of tobacco brand name sponsorship of, or identification with, motorsports events, entries and teams. At this point, the ultimate outcome of these or future government regulatory and legislative efforts to regulate the advertising and promotion of cigarettes and smokeless tobacco is uncertain and the impact, if any, on the motorsports industry or us is unclear.

      In 1999, major United States companies in the tobacco industry entered into various agreements with the Attorneys General of all 50 states to settle certain state-initiated litigation against the tobacco industry. The settlement agreements place various limits on the sponsorship of sports, including motorsports, by the tobacco industry. Among other things, a tobacco manufacturer is limited to a single brand name sponsorship (such as the “NASCAR Winston Cup Series”) in any twelve-month period and is prohibited from entering into any agreement for naming a stadium or arena using the brand name of a tobacco product. We are unaware of any proposed governmental regulation that would materially limit the availability to motorsports of promotion, sponsorship or advertising revenue from the alcoholic beverage industry. The combined advertising and sponsorship revenue from the tobacco and alcoholic beverage industries accounted for approximately 1.2% of our total revenues in fiscal 2002. In addition, the tobacco and alcoholic beverage industries provide financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the NASCAR Winston Cup and NASCAR Busch series. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

We may be unable to acquire or develop new motorsports facilities

      Our ability to acquire or develop motorsports facilities depends on a number of factors, including, but not limited to:

•	our ability to obtain additional sanctioning agreements to promote NASCAR Winston Cup Series, NASCAR Busch Series or other major events at any new facilities;

•	the cooperation of local government officials;

•	our capital resources;

•	our ability to control construction and operating costs; and

•	our ability to hire and retain qualified personnel.

Developing new motorsports facilities is expensive

      Expenses associated with developing, constructing and opening a new facility may negatively affect our financial condition and results of operations in one or more future reporting periods. The cost of any new facility transaction will depend on a number of factors, including but not limited to:

•	the facility’s location;

•	the extent of our ownership interest in the facility; and

•	the degree of any municipal or other public support.

      Although we believe that we will be able to obtain financing to fund the acquisition, development and/or construction of additional motorsports facilities, we cannot be sure that adequate debt or equity financing will be available on satisfactory terms.

Our quarterly results are subject to seasonality and variability

      We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup Series races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

Risks Related to the Offering

Our dual stock structure, Florida law, our charter provisions and our use of preferred stock may prevent a takeover of our company

      Holders of our class A common stock have per share voting rights equal to one-fifth (1/5) of the voting rights of holders of class B common stock. One of the principal reasons that we have two classes of common stock with different voting rights is to maintain existing stockholders’ control of ISC. Assuming the offering is fully subscribed, the class A common stock will represent approximately 17.54% of the combined voting power of both classes of our common stock.

      Certain provisions of Florida law and our Amended and Restated Articles of Incorporation may also deter or frustrate a takeover attempt of our company that a shareholder may consider in its best interest. Among other things:

•	our Articles divide our Board of Directors into three classes, each of which serves for different three-year periods;

•	our Articles provide that special meetings of the shareholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 50% of the votes entitled to be cast at a special meeting; and

•	our Articles establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders’ meetings.

      We are also authorized to issue one million shares of preferred stock in one or more series. The Board of Directors can fix the terms of such preferred stock without shareholder approval. Such preferred stock can include voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of our common stock. Issuance of shares of preferred stock could also be used as an anti-takeover device. We currently do not intend or plan to issue any such preferred stock.

Many of our shares are eligible for future sale, and such sales could cause the market price of our class A common stock to decline

      In addition to the shares being sold in this offering, a total of 30,069,483 outstanding shares of our class A and class B common stock are freely tradable without restriction or further registration under the Securities Act of 1933, as amended. Shares held by persons deemed to be affiliates under the Securities Act, including our officers and directors, as well as our principal stockholders, may not be sold except:

•	pursuant to an effective registration statement under the Securities Act covering the sale of those shares;

•	in compliance with Rule 144 under the Securities Act; or

•	pursuant to any other applicable exemption under the Securities Act.

      In addition, our directors and officers, our major shareholders and the selling stockholders have agreed that, for a period of 90 days from the date of this prospectus, subject to certain exceptions, they will not, without the consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The aggregate maximum number of such shares of class A common stock and class B common stock that are subject to these lock-up agreements is approximately 20,000,000. Future sales of substantial amounts of common stock, or the potential for such sales, could adversely affect prevailing market prices.

Our stock could experience price and volume volatility

      Our class A common stock is quoted on the NASDAQ National Market, which has experienced and may continue to experience significant price and volume fluctuations which could adversely affect the market price of our class A common stock, without regard to our operating performance. In addition, we believe that the price of our class A common stock could fluctuate substantially based on factors such as:

•	quarterly fluctuations in our financial results;

•	earnings below analyst estimates;

•	forecasts below analyst estimates; and

•	the actual and forecasted financial performance and other activities of our sponsors, other motorsports companies and/or other leisure and entertainment companies.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of class A common stock by the selling stockholders.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      The class A common stock commenced trading on the NASDAQ National Market under the symbol “ISCA” on November 4, 1996. The class B common stock is traded on the OTC Bulletin Board under the symbol “ISCB” and, at the option of the holder, is convertible to class A common stock at any time.

      The reported high and low sales prices or high and low bid information as applicable for each quarter indicated are as follows:

	ISCA		ISCB(1)

	High	Low	High	Low

Year Ended November 30, 2000
First Quarter	$65.94	$42.06	$64.25	$42.50
Second Quarter	49.50	40.50	48.00	40.50
Third Quarter	45.75	30.13	45.25	30.00
Fourth Quarter	39.44	32.00	39.00	32.00

Year Ended November 30, 2001
First Quarter	$47.25	$36.25	$47.00	$36.25
Second Quarter	48.00	36.00	47.75	36.00
Third Quarter	44.10	38.38	44.20	38.50
Fourth Quarter	42.67	30.40	42.00	30.60

Year Ended November 30, 2002
First Quarter	$44.87	$38.41	$44.50	$38.65
Second Quarter	45.98	39.50	45.76	39.55
Third Quarter	42.13	34.20	42.00	34.00
Fourth Quarter	42.90	31.53	42.50	33.05

Year Ended November 30, 2003
First Quarter	$39.52	$35.36	$39.00	$35.50
Second Quarter (through May 20, 2003)	40.38	35.94	40.20	36.05

(1)	ISCB quotations were obtained from the OTC Bulletin Board and represent prices between dealers and do not include mark-up, mark-down or commission. Such quotations do not necessarily represent actual transactions.

      On May 20, 2003, the closing price of the class A common stock on the NASDAQ National Market was $36.00. As of April 30, 2003, there were approximately 3,400 record holders of class A common stock and approximately 800 record holders of class B common stock.

      Historically, we have paid annual cash dividends on our common stock. Our future declaration and payment of dividends, if any, will depend upon our future earnings, capital requirements and financial condition, as well as other factors our Board of Directors may deem relevant. Accordingly, there can be no assurance that future dividends will be declared.

CAPITALIZATION

      The following table sets forth our capitalization as of February 28, 2003. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

February 28, 2003

(unaudited)
(in thousands,
except share data)
Cash and cash equivalents	$148,742

Long-term debt	$302,776

Total debt (including current maturities)	$309,551
Shareholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—
Class A common stock, $.01 par value, 80,000,000 shares authorized, 25,553,863 shares issued and outstanding	256
Class B common stock, $.01 par value, 40,000,000 shares authorized, 27,633,497 shares issued and outstanding	276
Additional paid-in capital	693,489
Retained deficit	(42,277)
Accumulated other comprehensive loss	(836)
Unearned compensation — restricted stock	(2,774)

Total shareholders’ equity	648,134

Total capitalization	$957,685

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data as of and for each of the last five fiscal years in the period ended November 30, 2002 and for the fiscal quarters ended February 28, 2002 and February 28, 2003. The income statement data for the three fiscal years in the period ended November 30, 2002, and the balance sheet data as of November 30, 2001 and 2002 have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report thereon. The balance sheet data as of November 30, 2000 and the income statement data and the balance sheet data as of and for the fiscal years ended November 30, 1998 and 1999 have been derived from our audited historical consolidated financial statements. The income statement data and balance sheet data as of and for the fiscal quarters ended February 28, 2002 and 2003 have been derived from our unaudited condensed consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments (consisting of only normal recurring adjustments) necessary for a fair presentation of the information set forth therein. The results of operations for the three months ended February 28, 2003 are not necessarily indicative of results for the full year. You should read the selected financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

						Three Months Ended
	For the Years Ended November 30,					February 28,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share and selected operating data)
Income Statement Data:
Revenues:
Admissions, net	$86,946	$133,897	$192,789	$214,494	$213,255	$48,848	$47,048
Motorsports related income	71,793	115,570	175,809	238,208	259,609	60,218	66,465
Food, beverage and merchandise income	28,597	46,668	66,880	70,575	70,396	15,566	16,022
Other income	1,632	2,587	4,952	5,233	7,292	1,127	1,347

Total revenues	188,968	298,722	440,430	528,510	550,552	125,759	130,882
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	28,767	45,615	71,260	87,859	97,290	21,289	23,534
Motorsports related expenses	33,283	51,590	82,230	98,458	99,441	17,731	19,362
Food, beverage and merchandise expenses	15,025	25,539	38,448	38,251	38,109	8,416	8,041
General and administrative expenses	37,842	54,956	75,030	79,953	80,325	19,228	20,551
Depreciation and amortization	13,137	25,066	51,150	54,544	41,154	9,913	10,553

Total expenses	128,054	202,766	318,118	359,065	356,319	76,577	82,041

Operating income	60,914	95,956	122,312	169,445	194,233	49,182	48,841
Interest income	4,414	8,780	6,156	3,446	1,211	284	222
Interest expense	(582)	(6,839)	(30,380)	(26,505)	(24,277)	(6,405)	(5,933)
Equity in net (loss) income from equity investments	(905)	(1,819)	(631)	2,935	1,907	(1,754)	(1,550)
Minority interest	—	(796)	(100)	992	—	—	—
Gain on sale of equity investment	1,245	—	—	—	—	—	—
North Carolina Speedway litigation	—	—	(5,523)	—	—	—	—

Income before income taxes and cumulative effect of accounting change	65,086	95,282	91,834	150,313	173,074	41,307	41,580
Income taxes	24,894	38,669	41,408	62,680	66,803	15,944	16,216

						Three Months Ended
	For the Years Ended November 30,					February 28,

	1998	1999	2000	2001	2002	2002	2003

						(unaudited)

	(in thousands, except per share and selected operating data)
Income before cumulative effect of accounting change	40,192	56,613	50,426	87,633	106,271	25,363	25,364
Cumulative effect of accounting change(1)	—	—	—	—	(517,249)	(517,249)	—

Net income (loss)	$40,192	$56,613	$50,426	$87,633	$(410,978)	$(491,886)	$25,364

Earnings per share:
Basic earnings per share before cumulative effect of accounting change	$1.00	$1.22	$0.95	$1.65	$2.00	$0.48	$0.48
Cumulative effect of accounting change(1):	—	—	—	—	(9.75)	(9.75)	—

Basic earnings (loss) per share	$1.00	$1.22	$0.95	$1.65	$(7.75)	$(9.27)	$0.48

Diluted earnings per share before cumulative effect of accounting change	$1.00	$1.22	$0.95	$1.65	$2.00	$0.48	$0.48
Cumulative effect of accounting change(1)	—	—	—	—	(9.74)	(9.74)	—

Diluted earnings (loss) per share	$1.00	$1.22	$0.95	$1.65	$(7.74)	$(9.26)	$0.48

Dividends per share	$0.06	$0.06	$0.06	$0.06	$0.06	$0.00	$0.00
Weighted average shares outstanding:
Basic	40,025,643	46,394,614	52,962,646	52,996,660	53,036,552	53,024,478	53,041,210
Diluted	40,188,800	46,518,977	53,049,293	53,076,828	53,101,535	53,095,162	53,120,970

Other Financial Data:
Capital expenditures	$71,858	$126,596	$132,661	$98,379	$53,521	$10,673	$12,145

Selected Operating Data(2):
Number of grandstand seats(3)	425,000	850,000	970,000	1,058,000	1,050,000	1,058,000	1,050,000
Number of NASCAR Winston Cup Series events	10	13	18	19	19	4	4
Number of other major motorsports events(4)	12	18	33	39	37	5	5

Balance Sheet Data (at end of period):
Cash and cash equivalents	$38,676	$37,811	$50,592	$71,004	$109,263	$92,221	$148,742
Working capital (deficit)	25,514	(51,897)	(54,041)	(28,471)	12,100	(22,650)	44,295
Total assets	476,818	1,599,127	1,665,438	1,702,146	1,155,971	1,184,809	1,251,320
Long-term debt	2,775	496,067	470,551	402,477	309,606	372,955	302,776
Total debt	3,373	498,722	475,716	411,702	315,381	383,630	309,551
Total shareholders’ equity	366,855	902,470	950,871	1,035,422	622,325	547,029	648,134

(1)	Reflects the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $517.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $3.4 million associated with our equity investment in Raceway Associates.

(2)	Does not include the operations of Chicagoland or Route 66 Raceway, which are not included in our operating income.

(3)	Represents number of grandstand seats at our majority-owned and/or operated major motorsports facilities as of November 30 for full year results and February 28 for quarterly results.

(4)	Other major motorsports events means our NASCAR Busch Series, NASCAR Craftsman Truck Series, IRL IndyCar Series, CART Champ Car World Series, International Race of Champions and Automobile Racing Club of America events conducted at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

      We derive revenues primarily from (i) admissions to racing events and motorsports activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events and activities conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and activities.

      “Admissions” revenue includes ticket sales for all of our racing events, activities at DAYTONA USA and other motorsports activities and amusement.

      “Motorsports related income” primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. Prior to 2001, we negotiated directly with television and cable networks for coverage of substantially all of our televised NASCAR-sanctioned events. Under those previous arrangements, the event promoter received 100% of the broadcast rights fees for each NASCAR Winston Cup and NASCAR Busch series event and paid 10% of those broadcast rights fees as a component of the sanction fee to NASCAR. The event promoter also paid 25% of those broadcast rights fees as part of awards to the competitors. Commencing in 2001, NASCAR contracted directly with certain network providers for television rights to the entire NASCAR Winston Cup and NASCAR Busch series schedules. NASCAR’s current broadcast contracts with NBC Sports and Turner Sports extend through 2006 and through 2008 with FOX and its FX cable network. Event promoters share in the television rights fees in accordance with the provision of the sanction agreement for each NASCAR Winston Cup and NASCAR Busch series event. Under the terms of the arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR Winston Cup or NASCAR Busch series event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter continues to pay 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

      “Food, beverage and merchandise income” includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

      “Direct expenses” include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our racing events, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

Critical Accounting Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management continually reviews its accounting policies, how they are applied and how they are reported and disclosed in the financial statements. The following is a summary of our more significant accounting estimates and how they are applied in the preparation of the financial statements.

      Advance tickets sales and event-related revenues for future events are deferred until earned. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

      We review the valuation of our accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on historical experience of write-offs and future expectations of conditions that might impact the collectibility of accounts.

      Our consolidated balance sheets include significant amounts of long-lived assets and goodwill. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

      We use a combination of insurance and self-insurance for a number of risks including general liability, workers’ compensation, vehicle liability and employee-related health care benefits. Liabilities associated with the risks that we retain are estimated by considering various historical trends and forward looking assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

      From time to time we utilize derivative instruments in the form of interest rate swaps to assist in managing our interest rate risk. We do not enter into any derivative instruments for trading purposes. All of our derivative instruments qualify, or have qualified, for the use of the “short-cut” method of accounting to assess hedge effectiveness in accordance with SFAS No. 133, as amended, and are recognized in our consolidated balance sheet at their fair value. The fair value of our derivative investments are based on quoted market prices at the date of measurement.

      Our estimates of deferred income taxes and the significant items giving rise to deferred tax liabilities reflect our assessment of actual future taxes to be paid on items reflected in our financial statements, giving consideration to both timing and probability of realization. Actual income taxes could vary significantly from these estimates due to future changes in income tax law or changes or adjustments resulting from final review and audit of our tax returns by taxing authorities, which could also adversely impact our cash flow.

      Our determination of the treatment of contingent liabilities in the financial statements is based on our view of the expected outcome of the applicable contingency. In the ordinary course of business we consult with legal counsel on matters related to litigation and other experts both within and outside our company. We accrue a liability if the likelihood of an adverse outcome is probable and the amount is estimable. We disclose the matter but do not accrue a liability if either the likelihood of an adverse outcome is only reasonably possible or an estimate is not determinable.

Future Trends in Operating Results

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 84% of our revenues in fiscal 2002. In January 2003, NASCAR announced it would entertain discussions with track operators regarding potential movement of NASCAR Winston Cup Series dates to larger markets where there may be greater demand resulting in an opportunity for increased revenues to the track operators. NASCAR announced these schedule changes could be phased in beginning in fiscal 2004. In addition to the potential positive financial impact for the track operators, NASCAR anticipates the sport’s broadcast and corporate partners could benefit from the additional exposure generated as the events are moved into under-served areas of the country. We believe this could be a significant development and could enhance shareholder value for companies involved in the sport. For 2004, we have proposed to NASCAR the movement of one NASCAR Winston Cup Series date within our facilities. We expect a decision from NASCAR following its review of the proposals, if any, from other promoters and the potential impact on the NASCAR Winston Cup Series schedule.

      Fiscal 2001 was our first year under NASCAR’s multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and FX. These agreements cover the domestic broadcast of the entire NASCAR Winston Cup and NASCAR Busch series racing seasons from 2001 through 2006. As a result, our television broadcast and ancillary rights revenues increased approximately 84% in fiscal 2001, approximately 15% in fiscal 2002 and are expected to increase approximately 16% in fiscal 2003 as compared to the respective prior fiscal years. We expect media rights revenues, as well as variable costs tied to the percentage of broadcast rights fees required to be paid to competitors as part of NASCAR Winston Cup and NASCAR Busch series sanction agreements, to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006, with an average increase of 17%.

      NASCAR prize and point fund monies, as well as sanction fees, (“NASCAR direct expenses”) are outlined in the sanction agreement for each event and are negotiated in advance of an event. As previously discussed, included in these NASCAR direct expenses are 25% of the television broadcast rights fees allocated to our NASCAR Winston Cup and NASCAR Busch series events for prize and point fund money. These annually-negotiated contractual amounts paid to NASCAR contribute to the support and growth of the sport of NASCAR stock car racing through payments to the teams and sanction fees to NASCAR. As such, we do not expect these costs to decrease in the future as a percentage of admissions and motorsports related income. We anticipate any operating margin improvement to come primarily from economies of scale and controlling costs in areas such as motorsports related and general and administrative expenses.

      Current and future economic conditions may make it more difficult in the short term to increase our revenues from corporate marketing partnerships than it has been in recent years. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue renewal and expansion of existing marketing partnerships and establishing new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

      An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to add capacity that we believe will provide an acceptable rate of return on invested capital. Through prudent expansion, we attempt to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. Advance ticket sales result in earlier cash flow and reduce the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue. We recognize that a number of factors relating to discretionary consumer spending, including economic conditions affecting disposable consumer income such as employment and other lifestyle and business conditions, can negatively impact attendance at our events. Based upon current and potential future economic conditions we have instituted only modest increases in our weighted average ticket prices in fiscal 2003. In addition, we have limited the expansion of capacity at our facilities for our 2003 events to a total of approximately 3,100 and 1,500 net additional grandstand seats at Richmond and Kansas, respectively, and six net additional luxury suites at Richmond. We will continue to evaluate expansion opportunities, as well as the pricing of our tickets and other products, on an ongoing basis. Over the long term, we plan to continue to expand capacity at our speedways.

      Our future operating results could be adversely impacted by the postponement or cancellation of a major motorsports event. A postponement or cancellation could be caused by a number of factors, including inclement weather specific to our events, a general postponement or cancellation of all major sporting events in this country (as occurred following the September 11, 2001 terrorist attacks), by a terrorist attack at any mass gathering or fear of such an attack, by conditions resulting from the war with Iraq or by other acts or prospects of war.

Seasonality and Quarterly Results

      We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup Series races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies, as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

      Because of the seasonal concentration of racing events, the results of operations for the three-month periods ended February 28, 2002 and 2003 are not indicative of the results to be expected for the year.

      The following table sets forth, for each of the indicated periods, certain selected income statement data as a percentage of total revenues:

				Three Months
				Ended
	Year Ended November 30,			February 28,

	2000	2001	2002	2002	2003

				(unaudited)
Revenues:
Admissions, net	43.8%	40.6%	38.7%	38.8%	36.0%
Motorsports related income	39.9	45.1	47.2	47.9	50.8
Food, beverage and merchandise income	15.2	13.3	12.8	12.4	12.2
Other income	1.1	1.0	1.3	0.9	1.0

Total revenues	100.0	100.0	100.0	100.0	100.0
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	16.2	16.6	17.6	16.9	18.0
Motorsports related expenses	18.7	18.6	18.1	14.1	14.8
Food, beverage and merchandise expenses	8.7	7.3	6.9	6.7	6.1
General and administrative expenses	17.0	15.1	14.6	15.3	15.7
Depreciation and amortization	11.6	10.3	7.5	7.9	8.1

Total expenses	72.2	67.9	64.7	60.9	62.7

Operating income	27.8	32.1	35.3	39.1	37.3
Interest (expense) income, net	(5.5)	(4.4)	(4.2)	(4.9)	(4.3)
Equity in net (loss) income from equity investments	(0.1)	0.5	0.3	(1.4)	(1.2)
Minority interest	—	0.2	—	—	—
North Carolina Speedway litigation	(1.3)	—	—	—	—

Income before income taxes and cumulative effect of accounting change	20.9	28.4	31.4	32.8	31.8
Income taxes	9.5	11.8	12.1	12.6	12.4

Income before cumulative effect of accounting change	11.4	16.6	19.3	20.2	19.4
Cumulative effect of accounting change(1)	—	—	(94.0)	(411.3)	—

Net income (loss)(1)	11.4%	16.6%	(74.7)%	(391.1)%	19.4%

(1)	Reflects the adoption of SFAS No. 142, which resulted in a non-cash after-tax charge of approximately $517.2 million in the first quarter of fiscal 2002. Included in this charge is approximately $3.4 million associated with our equity investment in Raceway Associates.

Comparison of the Results for the Three Months Ended February 28, 2003 to the Results for the Three Months Ended February 28, 2002

      During our first quarter of 2003 inclement weather adversely impacted several events during Speedweeks, including the Daytona 500, as well as severely impacting the events in North Carolina. In addition, we believe the ongoing economic downturn, coupled with geopolitical developments, had a significant negative impact on attendance-related revenues in our first quarter.

      Admissions revenue decreased approximately $1.8 million, or 3.7%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. The decrease was attributable to attendance at certain events conducted during Speedweeks at Daytona and, to a lesser extent, attendance at events conducted at North Carolina. The decreases in attendance were partially offset by increases in the weighted average price of tickets sold for the events conducted during Speedweeks at Daytona.

      Motorsports related income increased approximately $6.2 million, or 10.4%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. Substantially all of the increase is attributable to television broadcast rights fees for NASCAR Winston Cup and NASCAR Busch series events conducted at Daytona and North Carolina. Sponsorship revenue for events conducted during Speedweeks at Daytona also contributed to the increase. These increases were partially offset by decreases in sponsorship revenues for events conducted at North Carolina.

      Food, beverage and merchandise income increased approximately $456,000, or 2.9%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. This increase was primarily attributable to nonrecurring income of approximately $1.6 million related to our ongoing activities to audit third party vendors’ sales reports for prior years. This increase was partially offset by lower food, beverage and merchandise sales attributable to decreased attendance and inclement weather during Speedweeks events conducted at Daytona and, to a lesser extent events conducted at North Carolina.

      Prize and point fund monies and NASCAR sanction fees increased approximately $2.2 million, or 10.5%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. Over three-quarters of this increase was due to increased prize and point fund monies paid by NASCAR to participants in events conducted at Daytona and North Carolina. These increases were primarily attributable to the increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch series events conducted during the quarter, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.

      Motorsports related expenses increased approximately $1.6 million, or 9.2%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. The increase was primarily attributable to consumer marketing initiatives launched in mid fiscal 2002 and, to a lesser extent, increased insurance costs. Motorsports related expenses as a percentage of combined admissions and motorsports related income increased to approximately 17.1% for the three months ended February 28, 2003, as compared to 16.3% for the same period in the prior year. This increase is primarily attributable to the previously discussed increased costs combined with the decrease in admissions revenues and is partially offset by the increased television broadcast rights fees for NASCAR Winston Cup and NASCAR Busch series events.

      Food, beverage and merchandise expenses decreased approximately $375,000, or 4.5%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. The decrease is primarily attributable to decreased product and other costs associated with decreased sales. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income decreased to approximately 50.2% for the three months ended February 28, 2003, as compared to 54.1% for the same period in the prior year. This decrease is primarily attributable to the previously discussed nonrecurring income related to our ongoing activities to audit third party vendors’ sales reports for prior years.

      General and administrative expenses increased approximately $1.3 million, or 6.9%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. This increase is primarily attributable to legal costs associated with ongoing legal proceedings, as discussed in the section to the “Legal Proceedings” on page 57 of this prospectus. In addition, expenses related to strategic technology initiatives launched in mid fiscal 2002 and, to a lesser extent, insurance costs also contributed to the increase. General and administrative expenses as a percentage of total revenues increased to 15.7% for the three months ended February 28, 2003, as compared to 15.3% for the same periods in the prior year. This increase is primarily a result of the previously discussed increased costs combined with the decrease in admissions revenues and is partially offset by the increased television broadcast rights fees for NASCAR Winston Cup and NASCAR Busch series events.

      Depreciation and amortization expense increased approximately $640,000, or 6.5%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. This increase is primarily attributable to recently implemented technology initiatives and additional capital spending at our facilities.

      Interest income decreased by approximately $62,000, or 21.8%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. This decrease is primarily due to the repayment of the advances to Raceway Associates.

      Interest expense decreased by approximately $472,000, or 7.4%, for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002. This decrease is primarily attributable to our payoff of our revolving credit facilities in the prior year.

      Equity in net loss from equity investments represents our pro rata share of the current losses from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway.

      The increase in our effective income tax rate for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002, is primarily attributable to an increase in our blended state tax rate.

      As a result of the foregoing, our income before cumulative effect of accounting change remained constant for the three months ended February 28, 2003, as compared to the three months ended February 28, 2002.

      The cumulative effect of accounting change recognized in the first quarter of fiscal 2002 consists of the non-cash after-tax charges associated with our write-off of goodwill, as well as the write-off of goodwill by Raceway Associates, upon adoption of SFAS No. 142 on December 1, 2001.

Comparison of Fiscal 2002 to Fiscal 2001

      In the third quarter of fiscal 2001, we completed the development of and commenced racing operations at Kansas and Chicagoland. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they were depreciated for a full year in fiscal 2002. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 were incurred by these businesses for a full year in fiscal 2002. Further, while we capitalized approximately $6.3 million in interest expense for the Kansas and Chicagoland projects through their completion in mid-2001, no interest expense was capitalized related to those developments in fiscal 2002. While the fiscal 2002 results for Kansas and Chicagoland would show improvement over the fiscal 2001 results if normalized for depreciation and operating, general and interest expense, actual results reported declined, impacting both expenses related to Kansas and our pro rata share of the income from our investment in Raceway Associates.

      Our fiscal 2002 results were also impacted by certain motorsports event schedule changes as follows:

•	inaugural IRL, American Motorcyclist Association and Grand American events were conducted at California during fiscal 2002;

•	a NASCAR Busch Series event was scheduled by NASCAR at Daytona in the third quarter of fiscal 2002. NASCAR scheduled this event at Watkins Glen in the third quarter of fiscal 2001;

•	Michigan hosted its inaugural IRL event in fiscal 2002 in lieu of an open wheel event historically sanctioned by CART. In conjunction with the IRL event, NASCAR scheduled a NASCAR Craftsman Truck Series event at Michigan while an Automobile Racing Club of America event was conducted as a support event to the CART race in 2001;

•	a NASCAR Craftsman Truck Series event was scheduled by NASCAR at Nazareth in fiscal 2001, however, no similar event was conducted in 2002;

•	Nazareth hosted its inaugural IRL event during fiscal 2002 in lieu of an open wheel event historically sanctioned by CART;

•	we sold our interest in Tucson Raceway effective November 2001. As a result, our 2002 operations do not include the operating results of that short track facility.

These schedule changes and other items discussed above impact the comparability of the reported amounts for fiscal 2002 as compared to fiscal 2001.

      Admissions revenue decreased approximately $1.2 million, or 0.6%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to the previously discussed schedule changes at Michigan and Nazareth, decreased attendance for the CART event at California and inclement weather impacting certain support events preceding the sold-out Daytona 500 as well as certain events conducted at Michigan, Talladega and Darlington. These decreases were partially offset by attendance at the NASCAR Busch Series event added to the schedule at Daytona, the previously discussed inaugural events at California and an increase in the weighted average price of tickets sold for certain other events conducted at Daytona and Kansas.

      Motorsports related income increased approximately $21.4 million, or 9.0%, in fiscal 2002 as compared to fiscal 2001. Over three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch series events conducted during the year. The remaining increase is primarily attributable to increased promotional and sponsorship revenues and the inaugural events at California. These increases were partially offset by decreases related to certain other previously discussed schedule changes, decreases in promotional and sponsorship, hospitality and other revenues for the CART event at California and hospitality at certain events at Daytona.

      Food, beverage and merchandise income decreased approximately $179,000, or 0.3%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to the anticipated decrease in merchandise, food, beverage and catering sales at events conducted at Kansas and merchandise and souvenir program sales at Chicagoland as both facilities held grand openings and inaugural events in the prior year. To a lesser extent, non-event related merchandise sales, lower hospitality related catering sales at Daytona and inclement weather impacting attendance at certain previously discussed events contributed to the decrease. Partially offsetting these decreases were increased food, beverage, merchandise and third party commissions for a number of other events conducted during the year, our assumption of catering operations at Phoenix and the previously discussed inaugural events at California.

      Other income increased approximately $2.1 million, or 39.3%, in fiscal 2002 as compared to fiscal 2001. This increase is primarily attributable to a gain on the sale of real property in the third quarter of fiscal 2002.

      Prize and point fund monies and NASCAR sanction fees increased approximately $9.4 million, or 10.7%, in fiscal 2002 as compared to fiscal 2001. The increase is primarily attributable to increased prize and point fund monies. The majority of that increase was related to increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch series events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors.

      Motorsports related expenses increased approximately $1.0 million, or 1.0%, in fiscal 2002 as compared to fiscal 2001. The increase is primarily attributable to sanction fees and other direct operating costs for the inaugural events conducted at California and, to a lesser extent, strategic marketing initiatives and other direct operating costs including increased security measures at events conducted during fiscal 2002. These increases were partially offset by lower sanction fees for the open wheel events at Michigan and Nazareth and, to a lesser extent, cost containment at a number of our events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased to approximately 21.0% in fiscal 2002 from approximately 21.8% in fiscal 2001. This decrease is primarily attributable to increased television broadcast rights fees and lower sanction fees for the open wheel events at Michigan and Nazareth, partially offset by the previously discussed inaugural events at California.

      Food, beverage and merchandise expenses decreased approximately $142,000, or 0.4%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily attributable to product and other costs associated with the previously discussed decrease in sales at events conducted at Kansas and Chicagoland and, to a lesser extent, product costs related to a decrease in the current year for certain non-event merchandise sales. These decreases are partially offset by increased product and other costs associated with increased sales at numerous events during the year, including the inaugural events at California and the assumption of catering operations at Phoenix. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income in fiscal 2002 was comparable to fiscal 2001, with margin improvement resulting from a decrease in certain lower margin non-event merchandise sales being offset by certain retail pricing changes and numerous other factors.

      General and administrative expenses increased approximately $372,000, or 0.5%, in fiscal 2002 as compared to fiscal 2001. Increases attributable to professional fees, certain strategic technology initiatives and insurance were largely offset by costs incurred during the prior year for which there were no comparable costs in fiscal 2002, including doubtful accounts, and containment of certain costs attributable to our ongoing business. General and administrative expenses as a percentage of total revenue decreased from approximately 15.1% in fiscal 2001 to approximately 14.6% in fiscal 2002 primarily as a result of our revenue growth combined with a decrease in write-offs of receivables in fiscal 2002 and controlling growth in general and administrative expenses in fiscal 2002.

      Depreciation and amortization expense decreased approximately $13.4 million, or 24.5%, in fiscal 2002 as compared to fiscal 2001. The decrease is attributable to our adoption of SFAS No. 142 on December 1, 2001, and the related discontinuance of goodwill amortization. During fiscal year 2001 we recorded goodwill amortization of approximately $18.4 million before tax, or $0.30 per diluted share after tax. This decrease is partially offset by depreciation related to Kansas, as depreciation on Kansas did not begin until it commenced operations in June 2001.

      Interest income decreased by approximately $2.2 million, or 64.9%, in fiscal 2002 as compared to fiscal 2001. The decrease is primarily due to lower interest rates in fiscal 2002 and, to a lesser extent, the use of restricted investments to complete the construction of Kansas in fiscal 2001. The decrease was partially offset by increased cash balances during fiscal 2002.

      Interest expense decreased by approximately $2.2 million, or 8.4%, in fiscal 2002 as compared to fiscal 2001. This decrease is attributable to lower average balances on our credit facilities and decreased interest rates on the Senior Notes as defined herein, as a result of an interest rate swap agreement, as well as for our credit facilities. This decrease was largely offset by interest capitalized on borrowings for the Kansas and Chicagoland developments during fiscal 2001, which began operations in the third quarter of fiscal 2001.

      Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway. The decrease for fiscal 2002, as compared to fiscal 2001, is attributable to certain operating, interest and depreciation expenses during the current period as Chicagoland did not commence operations until the third quarter of fiscal 2001.

      The decrease in our effective income tax rate in fiscal 2002, as compared to fiscal 2001, is primarily attributable to the adoption of SFAS No. 142 effective December 1, 2001 which requires that we no longer amortize goodwill into earnings. The majority of our goodwill associated with the Penske Motorsports, Inc. acquisition in fiscal 1999 was not deductible for tax purposes and therefore created a higher effective tax rate in prior periods.

      As a result of the foregoing, our income before cumulative effect of accounting change increased approximately $18.6 million, or 21.3%, in fiscal 2002 as compared to fiscal 2001.

      The cumulative effect of accounting change recognized in the first quarter of fiscal 2002 consists of the non-cash after-tax charges associated with our write-off of goodwill, as well as the write-off of goodwill by Raceway Associates, upon adoption of SFAS No. 142 on December 1, 2001.

Comparison of Fiscal 2001 to Fiscal 2000

      Due to the following factors, our fiscal 2001 results of operations, are not necessarily comparable to results in fiscal 2000:

•	the increase in television broadcast rights fees, and the related impact on our NASCAR-related direct expenses, as a result of the new television broadcast agreements which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch series events;

•	commencement of motorsports event operations at Kansas and Chicagoland in fiscal 2001;

•	sale of our Competition Tire subsidiaries in November 2000;

•	the acquisition of the remaining 10% interest we did not already own in Homestead-Miami Speedway in October 2001; and

•	certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

      Admissions revenue increased approximately $21.7 million, or 11.3%, in fiscal 2001 as compared to fiscal 2000. The majority of this increase is attributable to new events in 2001, including the inaugural events conducted at Kansas and an inaugural IRL event at Richmond. An increase in the weighted average price of tickets sold and increased seating capacity at other events conducted at Daytona, Talladega and Richmond also contributed to the increase.

      Motorsports related income increased approximately $62.4 million, or 35.5%, in fiscal 2001 as compared to fiscal 2000. Almost three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch series events conducted during the year. The remaining increase is primarily attributable to inaugural events at Kansas.

      Food, beverage and merchandise income increased approximately $3.7 million, or 5.5%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to merchandise sales at the inaugural events conducted at Kansas and Chicagoland, as well as food and beverage sales and catering operations at Kansas. To a lesser extent, increases in catering, food, beverage and merchandise sales at our other events and merchandise sales at the gift shop adjacent to DAYTONA USA also contributed to the increase. These increases are partially offset by a significant decrease in revenues due to the sale of our Competition Tire subsidiaries in November 2000.

      Prize and point fund monies and NASCAR sanction fees increased approximately $16.6 million, or 23.3%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch series events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors. The inaugural NASCAR events at Kansas also contributed to the increase. These increases were substantially offset by the reduction in NASCAR sanction fees recognized as expense in accordance with the new broadcast rights agreements previously discussed. Over three-quarters of the increase in fiscal 2001 as compared to fiscal 2000, after normalizing for the previously discussed fiscal 2001 decrease in NASCAR sanction fees recognized as expense under the new broadcast rights agreements, is due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

      Motorsports related expenses increased approximately $16.2 million, or 19.7%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to operating costs associated with the inaugural events conducted at Kansas and Richmond, which include the sanction fees for the non-NASCAR sanctioned events, and, to a lesser extent, increases in personnel and other direct operating costs for other events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased from approximately 22.3% in fiscal 2000 to approximately 21.8% in fiscal 2001. This decrease is primarily attributable to increased television broadcast and ancillary rights fees, partially offset by increased operational costs discussed above, as well as by other increases associated with the ongoing expansion of our business.

      Food, beverage and merchandise expenses decreased approximately $197,000, or 0.5%, in fiscal 2001 as compared to fiscal 2000. A significant decrease in expenses is attributable to the sale of our Competition Tire subsidiaries in November 2000. This decrease is substantially offset by the cost of sales and other merchandising expenses associated with our operations at the inaugural events conducted at Kansas and Chicagoland, as well as the ongoing expansion of the food, beverage and merchandise operations. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income decreased from approximately 57.5% in fiscal 2000 to approximately 54.2% in fiscal 2001. This decrease is primarily attributable to the sale of our lower margin Competition Tire operations and favorable margins on our inaugural event operations at Kansas. These decreases were partially offset by incremental operating expenses resulting from the ongoing expansion of our food, beverage and merchandising operations.

      General and administrative expenses increased approximately $4.9 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to costs associated with our ongoing business, including the operations of the newly developed Kansas Speedway. This increase is partially offset by lower business expansion and integration expenses associated with previous acquisitions incurred during fiscal 2001 as compared to fiscal 2000, as well as the elimination of expenses related to our Competition Tire subsidiaries which were sold in November 2000. General and administrative expenses as a percentage of total revenues decreased from approximately 17.0% in fiscal 2000 to approximately 15.1% in fiscal 2001. This decrease is primarily a result of our revenue growth combined with controlling growth in general and administrative expenses.

      Depreciation and amortization expense increased approximately $3.4 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the completion of the Kansas facility, which opened in June 2001 and was depreciated over the remainder of the fiscal year.

      Interest income decreased by approximately $2.7 million, or 44.0%, in fiscal 2001 as compared to fiscal 2000. The decrease is primarily due to lower average investment balances and, to a lesser extent, lower interest rates in fiscal 2001.

      Interest expense decreased by approximately $3.9 million, or 12.8%, in fiscal 2001 as compared to fiscal 2000. This decrease is attributable to lower average outstanding balances and lower interest rates on our credit facilities in fiscal 2001 as compared to fiscal 2000. This decrease is partially offset by a decrease in interest capitalized on borrowings for Kansas and Chicagoland, which began operations in the third quarter of fiscal 2001.

      Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway as well as Chicagoland, which conducted its inaugural events in fiscal 2001.

      The decrease in our effective income tax rate in fiscal 2001, as compared to fiscal 2000, is primarily attributable to the non-deductible portion of the North Carolina Speedway litigation recorded in fiscal 2000 as well as the increase in pretax income in relation to non-deductible goodwill amortization.

      As a result of the foregoing, our net income increased approximately $37.2 million, or 73.8%, in fiscal 2001 as compared to fiscal 2000.

Liquidity and Capital Resources

General

      We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our class A common stock, the net proceeds from the issuance of $225 million principal amount of unsecured senior notes (“Senior Notes”), borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At February 28, 2003 we had $225 million principal amount of Senior Notes outstanding, total borrowings of approximately $13.5 million under a term loan, and a debt service funding commitment of approximately $68.8 million, net of discount, related to the taxable special obligation revenue (“TIF”) bonds issued by the Unified Government of Wyandotte County/Kansas City, Kansas (“Unified Government”). We had working capital of approximately $44.3 million and $12.1 million at February 28, 2003 and November 30, 2002, respectively.

Cash Flows

      Net cash provided by operating activities was approximately $53.3 million for the three months ended February 28, 2003, compared to approximately $60.2 million for the three months ended February 28, 2002. The difference between our net income of approximately $25.4 million and the $53.3 million of operating cash flow was primarily attributable to:

•	an increase in deferred income of $53.3 million;

•	depreciation and amortization of $10.6 million;

•	deferred income taxes of $9.0 million;

•	an increase in income taxes payable of $6.8 million;

•	an increase in accounts payable and other current liabilities of $6.2 million; and

•	an undistributed loss from equity investments of $1.6 million.

      These differences are partially offset by an increase in receivables of $49.8 million and an increase in inventories, prepaid expenses and other current assets of $10.3 million.

      Net cash used in investing activities was approximately $8.3 million for the three months ended February 28, 2003, compared to approximately $9.2 million for the three months ended February 28, 2002. Our use of cash for investing activities reflects $12.1 million in capital expenditures partially offset by $4.1 million in proceeds from Raceway Associates as repayment of previous advances.

      Net cash used in financing activities was approximately $5.5 million for the three months ended February 28, 2003, compared to approximately $29.7 million for the three months ended February 28, 2002. Our use of cash for financing activities reflects payments on our term loan.

      Net cash provided by operating activities was approximately $178.6 million for fiscal 2002, compared to approximately $160.7 million for fiscal 2001. The difference between our net loss of approximately $411.0 million and the $178.6 million of operating cash flow was primarily attributable to:

•	the cumulative effect of accounting change of $517.2 million;

•	depreciation and amortization of $41.2 million;

•	deferred income taxes of $29.5 million;

•	an increase in income taxes payable of $4.5 million;

•	an increase in accounts payable and other current liabilities of $2.9 million;

•	amortization of unearned compensation and financing costs of $2.8 million; and

•	a decrease in inventories, prepaid expenses and other current assets of $2.2 million.

      These differences are partially offset by an increase in receivables of $5.4 million, undistributed income from equity investments of $1.9 million and a decrease in deferred income of $1.8 million.

      Net cash used in investing activities was approximately $40.3 million for fiscal 2002, compared to approximately $72.0 million for fiscal 2001. Our use of cash for investing activities reflects $53.5 million in capital expenditures. This use of cash is partially offset by $5.6 million in proceeds from subordinate sales tax special obligation revenue bonds issued by the Unified Government, $4.0 million in proceeds from Raceway Associates as repayment of previous advances, $3.8 million in proceeds relating to the sale of certain real property and other assets and $1.3 million in proceeds from restricted investments related to the development of Kansas.

      Net cash used in financing activities was approximately $100.0 million for fiscal 2002, compared to approximately $68.3 million for fiscal 2001. Our use of cash for financing activities reflects payments under credit facilities of $90.0 million, $9.2 million in payments of long-term debt, $3.2 million in cash dividends paid and $831,000 used to reacquire previously issued common stock. Partially offsetting these items is $3.2 million received in connection with the termination of the Senior Notes interest rate swap agreement.

Capital Expenditures

      Capital expenditures totaled approximately $12.1 million for the three months ended February 28, 2003, compared to $10.7 million for the three months ended February 28, 2002. Capital expenditures during the three months ended February 28, 2003 related to increased grandstand seating capacity and six additional luxury suites at Richmond, acquisition of land for expansion of parking capacity and other uses, purchase of equipment and other assets associated with our food, beverage and merchandising operations at California and a variety of additional improvements. Capital expenditures totaled approximately $53.5 million for fiscal 2002, compared to $98.4 million for fiscal 2001. Capital expenditures during fiscal 2002 related to purchases of land and other land improvements for the expansion of parking capacity and other uses, enhancements to DAYTONA USA and a variety of additional improvements.

      The value of capital projects currently approved would result in us making capital expenditures totaling approximately $72.2 million subsequent to our first quarter of fiscal 2003 and are projected to be completed within the next 24 months. These approved projects include a reconfiguration to increase track banking at our Homestead-Miami facility, completion of the additional grandstand seating capacity and six additional luxury suites at Richmond, construction of additional grandstand seating capacity at Kansas, acquisition of land for expansion of parking capacity and other uses and various additional improvements and renovations at our facilities. As a result of these currently approved projects and current year capital expenditures made through February 28, 2003, we expect our total fiscal 2003 capital expenditures will be approximately $75 million to $80 million. We review the capital expenditure program periodically and modify it as required to meet current business needs.

      In order to complete the reconfiguration at Homestead-Miami, certain assets, which are not fully depreciated, will be removed. In connection with the removal of these assets to effect the reconfiguration, we anticipate a pre-tax charge to our fiscal 2003 earnings of approximately $2.5 million to $3.5 million, or $0.03 to $0.04 per diluted share. This charge will be incurred as the related assets are removed. We will incur the charges in the second and third quarters of fiscal 2003; however the exact timing is not yet known.

Future Liquidity

      Our $225 million principal amount of unsecured Senior Notes bear interest at 7.875% and rank equally with all of our other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at a redemption price as defined in the indenture. Our subsidiaries are guarantors of the Senior Notes.

      In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds in connection with the financing of construction of Kansas Speedway. At February 28, 2003, outstanding principal on the TIF bonds are comprised of a $20.5 million 6.15% term bond due December 1, 2017 and a $49.7 million 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government with payments made in lieu of property taxes (“Funding Commitment”) by our wholly-owned subsidiary, Kansas Speedway Corporation. Principal (mandatory redemption) payments per the Funding Commitment are payable by Kansas Speedway Corporation on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. Kansas Speedway Corporation granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. We have agreed to guarantee Kansas Speedway Corporation’s Funding Commitment until certain financial conditions have been met. In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds (“2002 STAR Bonds”) totaling approximately $6.3 million to reimburse us for certain construction already completed on the second phase of the Kansas project and to fund certain additional construction. The 2002 STAR Bonds, which require annual debt service payments and are due December 1, 2022, will be retired with state and local taxes generated within the Kansas Speedway’s boundaries and are not our obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At February 28, 2003, the Unified Government had $6.3 million in 2002 STAR Bonds outstanding. We have agreed to provide financial support to Kansas Speedway Corporation, if necessary, under a keepwell agreement, to support Kansas Speedway Corporation’s guarantee of the 2002 STAR Bonds.

      Our $250 million senior revolving credit facility (“Credit Facility”) matures on March 31, 2004, and accrues interest at LIBOR plus 50 -100 basis points, based on certain financial criteria. At February 28, 2003, we did not have any borrowings outstanding under the Credit Facility.

      Our Miami subsidiary has a $15 million credit facility (“Miami Credit Facility”) and a $13.5 million term loan (“Term Loan”). The Miami Credit Facility and Term Loan are guaranteed by us and have the same interest terms and restrictive covenants as our Credit Facility. The Miami Credit Facility matures on December 31, 2004. At February 28, 2003, our Miami subsidiary did not have any borrowings under the Miami Credit Facility. The Term Loan is payable in annual installments which range from $6.5 million to $7.0 million. Our Miami subsidiary has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.60% plus 50-100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period.

      We are a member of Motorsports Alliance, LLC (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.) which owns 75% of Raceway Associates. Raceway Associates has a term loan arrangement, which requires quarterly principal and interest payments and matures November 15, 2012, and a $15 million secured revolving credit facility, which matures September 15, 2005. At February 28, 2003, Raceway Associates had approximately $46.4 million outstanding under its term loan and

$4.0 million outstanding under its credit facility. The members of Motorsports Alliance have agreed to provide financial support to Raceway Associates on a pro rata basis, if necessary, under a keepwell agreement to support performance under its term loan and credit facility.

      At February 28, 2003, we had contractual cash obligations to repay debt, to make payments under operating agreements, leases and commercial commitments in the form of guarantees and unused lines of credits.

      Payments due under these long-term obligations are as follows (in thousands) as of February 28, 2003:

	Obligations Due by Period

		Less Than			After 5
	Total	One Year	2-3 Years	4-5 Years	Years

Long-term debt	$308,660	$6,775	$232,895	$1,405	$67,585
Track facility operating agreement	46,425	2,220	4,440	4,440	35,325
Other operating leases	6,477	2,105	3,011	550	811

Total Contractual Cash Obligations	$361,562	$11,100	$240,346	$6,395	$103,721

      Commercial commitment expirations as of February 28, 2003 are as follows (in thousands):

	Commitment Expiration by Period

		Less Than			After 5
	Total	One Year	2-3 Years	4-5 Years	Years

Guarantees	$6,320	$560	$1,490	$1,050	$3,220
Keepwell agreements	25,200	4,150	5,050	4,800	11,200
Unused credit facilities	265,000	—	265,000	—	—

Total Commercial Commitments	$296,520	$4,710	$271,540	$5,850	$14,420

      During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we entered into an agreement with the New Jersey Sports and Exposition Authority granting our subsidiary the right to pursue development of a motorsports facility at the Meadowlands Sports Complex in New Jersey. Although we continue to negotiate for the right to develop a motorsports facility at the Meadowlands, we are also currently evaluating alternative sites in the New York metropolitan area.

      Our cash flow from operations consists primarily of ticket, hospitality, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial results depend significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting marketing dollars available from the motorsports industry’s principal sponsors. Consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11, 2001 terrorist attacks and the war with Iraq and could be similarly affected by any future attacks or fear of such attacks, by conditions resulting from other acts or prospects of war. Any future attacks or wars or related threats could also increase our expenses related to insurance, security or other related matters. Our cash flow could be adversely impacted by a domestic outbreak of severe acute respiratory syndrome or other epidemiological crisis. In addition, the IRS is currently performing a periodic examination of our federal income tax returns for the years ended November 30, 1999, 2000 and 2001 and is examining the tax depreciation treatment for a significant portion of our motorsports entertainment facility assets. In accordance with SFAS No. 109 “Accounting for Income Taxes” we have accrued a deferred tax liability based on the differences between our financial reporting and tax bases of such assets. See Note 9 to our audited consolidated financial statements, included elsewhere in this prospectus, for further information. We believe that our application of the federal income tax regulations in question, which have been applied consistently since being instituted in 1986 and have been subjected to previous IRS audits, is appropriate and we intend to vigorously defend the merits of our position, if necessary. While an adverse resolution of these matters could result in a material negative impact on cash flow, we believe that we have provided adequate reserves in our consolidated financial statements as of February 28, 2003 and, as a result, do not expect such an outcome would have a material impact on earnings.

      While the items discussed above could adversely affect our financial results and future cash flow, we believe that cash flows from operations, along with existing cash and available borrowings under our existing credit facilities, will be sufficient to fund:

•	operations and approved capital projects at existing facilities for the foreseeable future;

•	payments required in connection with the funding of the Unified Government’s debt service requirements related to the TIF bonds;

•	payments related to our existing debt service commitments;

•	any potential payments associated with our debt guarantees and keepwell agreements;

•	any adjustment that may ultimately occur as a result of the examination by the IRS; and

•	the fees and expenses incurred in connection with the current legal proceeding discussed in the Section entitled “Legal Proceedings” on page 57.

      We intend to pursue further development and/or acquisition opportunities (including the possible development of a new motorsports facility in the New York metropolitan area) the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Inflation

      We do not believe that inflation has had a material impact on our operating costs and earnings.

Recent Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. Our adoption of SFAS No. 143 in fiscal 2003 did not have a material impact on our financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset’s carrying amount or fair value, and depreciation is no longer recognized. Our adoption of SFAS No. 144 in fiscal 2003 did not have a material impact on our financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” With the rescission of SFAS No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent and that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. Our adoption of SFAS No. 145 in fiscal 2003 did not have a material impact on our financial position or results of operations.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Our adoption of SFAS No. 146 in fiscal 2003 did not have a material impact on our financial position or results of operations.

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. We have applied the disclosure provisions of this interpretation in our consolidated financial statements for the fiscal year ended November 30, 2002 and the fiscal quarter ended February 28, 2003 and the accompanying notes included elsewhere in this prospectus. Our adoption of this interpretation in fiscal 2003 did not have a material impact on our financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. We have applied the disclosure provisions in SFAS No. 148 in our consolidated financial statements for the fiscal quarter ended February 28, 2003 and the accompanying notes included elsewhere in this prospectus.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Our adoption of this interpretation in fiscal 2003 did not have a material impact on our financial position or results of operations.

MOTORSPORTS INDUSTRY OVERVIEW

      The motorsports industry consists of several distinct categories of auto racing, each with its own organizing body and sanctioned racing events. The Federation Internationale de l’Automobile, or FIA, based in Paris, France, is a worldwide governing body for auto racing, with representative members in more than 100 countries. The FIA’s United States representative is the Automobile Competition Committee of the United States, which in turn consists of the following eight member sanctioning organizations:

NASCAR	National Association for Stock Car Auto Racing
IRL	Indy Racing League
CART	Championship Auto Racing Teams
Grand American	Grand American Road Racing Association
NHRA	National Hot Rod Association
IMSA	International Motorsports Association
SCCA	Sports Car Club of America
USAC	United States Auto Club

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all United States motorsports events estimated at more than 15 million people. The NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events, and open wheel events sanctioned by IRL and CART are generally the most popular motorsports events in the United States. The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events. We derived approximately 84% of our fiscal 2002 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Total spectator attendance for NASCAR (including all NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series events) grew at a compound annual rate of approximately 7% from 1992 to 2002, greater than any other major U.S. professional sport. Approximately 350 million viewers watched NASCAR Winston Cup and NASCAR Busch series televised events in 2002, a 50% increase over 2000. Average household television viewership for the 2002 NASCAR Winston Cup and NASCAR Busch series increased 3% and 10%, respectively, over 2001. NASCAR Winston Cup Series continues to be the second most-watched regular season sport on television and second highest rated among male viewers ages 18-34 and ages 18-49, behind only the NFL. In addition, the 2002 season ending Ford 400 from Homestead-Miami earned a 5.2 Nielsen rating, representing 8.4 million viewers, the highest NASCAR Winston Cup Series rating for an auto race that was broadcast in direct television competition with the NFL.

Economics of Auto Racing

      Motorsports events generally are heavily promoted, with a number of supporting events surrounding each main race event. Examples of supporting events include secondary races, qualifying time trials, practice sessions, driver autograph sessions, automobile and product expositions, catered parties, fan forums, live television and radio shows and other related events, which are all designed to maximize the spectators’ overall entertainment experience and enhance the value to sponsors. The primary participants in the business of auto racing are sanctioning bodies, spectators, track operators, sponsors, major automobile manufacturers, drivers, crew members, team owners and vendors of officially licensed merchandise.

Sanctioning Bodies

      Sanctioning bodies such as NASCAR and IRL sanction events at various race venues in exchange for fees from track operators. Sanctioning bodies are responsible for all aspects of race management necessary to conduct the event. They are responsible for regulating racing cars, drivers and teams, providing officials to ensure fair competition, as well as administering the purse and prize payments.

Spectators

      Motorsports is among the most watched sports worldwide and is among the fastest growing spectator sports in the United States. Annual attendance at all U.S. motorsports events estimated at more than 15 million people. We believe that the profile of the growing base of spectators, including demographics such as household income, education, gender and age, has considerable appeal to the primary participants in the business of auto racing.

Track Operators

      Track operators, such as ISC, market and promote events at their facilities. Their principal revenue sources generally include admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, the sale of merchandise, food and beverage concessions, hospitality fees paid for catered receptions and private parties, luxury suite and hospitality village rentals, parking and advertising on track signage and in souvenir racing programs. Sanction agreements require race track operators to pay fees for each sanctioned event conducted, including sanction fees and prize and championship point money.

Sponsors

      Drawn to the sport by its attractive demographics, the strong brand loyalty of the fans, and opportunities to build relationships with other corporate partners, sponsors are active in all aspects of auto racing. In addition to directly supporting racing teams through the funding of certain costs of their operations, sponsors support track operators by paying fees associated with the naming of events such as the Pepsi 400 at Daytona, the Pop Secret 400 or the EA Sports 500. In addition, premier racing events such as the Daytona 500 frequently have multiple official corporate sponsors. Sponsors negotiate to receive specified advertising exposure through television and radio coverage, newspapers, race programs, brochures and advertising at the track. Finally, sponsors pay fees to track operators for the use of proprietary logos and trademarks to promote the sponsor’s association with an event and drive retail sales.

Major Automobile Manufacturers

      Major automobile manufacturers, including General Motors, Ford and DaimlerChrysler, play a key role in the success of the sport by providing financial support to drivers, teams and track operators; technological support in the form of research and development; and exposure for the sport through advertising and dealer promotion.

Drivers and Crew Members

      The majority of drivers contract independently with team owners; however, some drivers own their teams. Drivers generally receive income from contracts with team owners, sponsorship fees and prize money. Drivers may also receive income from personal endorsement and merchandise licensing fees. The success and personality of a driver is an important marketing advantage because it can help attract corporate sponsorships and generate sales for vendors of officially licensed merchandise, including ISC. The efforts of each driver are supported by a number of other crew members, all of whom are supervised by a crew chief or team manager.

Team Owners

      Team owners generally bear the financial risk of placing their teams in competition. They contract with drivers, acquire racing vehicles and support equipment, hire pit crews and mechanics and arrange sponsorship of their teams. Team owners generally receive income principally from sponsorships and prize money.

Merchandise Vendors

      The growing popularity of motorsports events, combined with the demographics of the spectators, has resulted in substantial revenue growth for vendors of officially licensed racing-related merchandise. For example, according to NASCAR, sales of apparel, souvenirs, collectibles and other merchandise licensed by NASCAR, drivers, teams and track operators have climbed from approximately $80 million in 1990 to an estimated $1.4 billion in 2002.

NASCAR

      The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles. Stock car races are conducted on oval tracks, including short tracks of one-half mile or less in length, intermediate tracks between one-half mile and one mile in length and superspeedways of one mile or greater in length, as well as permanent road courses. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events.

      Professional stock car racing developed in the southeastern United States in the 1930’s. It began to mature in 1947 when William H.G. France (the father of our Chairman and CEO and the grandfather of our President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, we completed construction of Daytona International Speedway and promoted the first Daytona 500. The motorsports industry began to gather momentum in the mid-1960’s, when major North American automobile and tire manufacturers first offered engineering and financial support. Evolving from the NASCAR Grand National Series that began in 1950, NASCAR created the NASCAR Winston Cup Series in the early 1970’s. In 2003, this premier series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states. No track currently promotes more than two NASCAR Winston Cup Series championship point events. The following table shows the 2003 NASCAR Winston Cup Series schedule (events held at facilities operated by us or in which we have a financial interest are noted in bold):

2003 NASCAR WINSTON CUP SERIES SCHEDULE

Television
Date	Facility	Network

Feb 8*	Daytona International Speedway	FOX
Feb 13*	Daytona International Speedway	FX
Feb 16	Daytona International Speedway	FOX
Feb 23	North Carolina Speedway	FOX
Mar 2	Las Vegas Motor Speedway	FOX
Mar 9	Atlanta Motor Speedway	FOX
Mar 16	Darlington Raceway	FOX
Mar 23	Bristol Motor Speedway	FOX
Mar 30	Texas Motor Speedway	FOX
Apr 6	Talladega Superspeedway	FX
Apr 13	Martinsville Speedway	FOX
Apr 27	California Speedway	FOX
May 3	Richmond International Raceway	FX
May 17*	Lowe’s Motor Speedway	FX
May 25	Lowe’s Motor Speedway	FOX
Jun 1	Dover Downs International Speedway	FX
Jun 8	Pocono Raceway	FOX

Television
Date	Facility	Network

Jun 15	Michigan International Speedway	FOX
Jun 22	Infineon Raceway	FOX
Jul 5	Daytona International Speedway	NBC
Jul 13	Chicagoland Speedway	NBC
Jul 20	New Hampshire International Speedway	TNT
Jul 27	Pocono Raceway	TNT
Aug 3	Indianapolis Motor Speedway	NBC
Aug 10	Watkins Glen International	NBC
Aug 18	Michigan International Speedway	TNT
Aug 23	Bristol Motor Speedway	TNT
Aug 31	Darlington Raceway	NBC
Sep 6	Richmond International Raceway	TNT
Sep 14	New Hampshire International Speedway	TNT
Sep 21	Dover Downs International Speedway	NBC
Sep 28	Talladega Superspeedway	NBC
Oct 5	Kansas Speedway	NBC
Oct 11	Lowe’s Motor Speedway	NBC
Oct 19	Martinsville Speedway	NBC
Oct 26	Atlanta Motor Speedway	NBC
Nov 2	Phoenix International Raceway	NBC
Nov 9	North Carolina Speedway	TNT
Nov 16	Homestead-Miami Speedway	NBC

*	Represent non-championship point events

      NASCAR also sanctions various other racing events and series, including the NASCAR Busch and NASCAR Craftsman Truck series. In 2003, 34 NASCAR Busch Series events will be promoted at 26 tracks in 21 states. Many track operators, including us, host a NASCAR Busch or a NASCAR Craftsman Truck series event in conjunction with a NASCAR Winston Cup Series event in order to boost overall attendance for a race weekend. Including our indirect interest in Chicagoland, we have sanctioning agreements for 16 NASCAR Busch Series events in 2003, all of which are scheduled to be televised on FOX, NBC, TNT or FX. In 2003, 25 NASCAR Craftsman Truck Series events are scheduled to be promoted at 23 tracks in 17 states. We have sanctioning agreements for eight NASCAR Craftsman Truck Series races in 2003, all of which are scheduled to be televised on Speed Channel.

Attractive Fan Demographics

      NASCAR’s growing fan base is attractive to advertisers and sponsors. One in three U.S. adults currently follow the sport. Moreover, NASCAR’s fan base covers every region of the country and spans every age group, with particular strength among 18-44 year olds, a prime-spending group targeted by advertisers. NASCAR fans also rank among the highest of all major U.S. sports in terms of household income distribution, with approximately 42% of fans earning more than $50,000 per year. This translates into higher amounts of available discretionary spending. NASCAR has implemented initiatives to further diversify and expand its fan base. Currently, 40% of NASCAR fans are women, giving sponsors significant exposure to the prime purchasing decision-makers. From 1999 to 2002, the number of Hispanic and African-American fans has increased 23% and 29%, respectively. These factors result in an attractive audience for advertisers and sponsors.

Electronic Media Rights

      Historically, track operators negotiated directly with television and cable networks for coverage of substantially all of the televised NASCAR-sanctioned events held at their facilities. In February 1999, NASCAR announced it would retain television, radio and all other electronic media rights and negotiate such rights other than radio for the NASCAR Winston Cup and NASCAR Busch series events. In November 1999, NASCAR reached an agreement on a six-year television contract with NBC Sports and Turner Sports, and an eight-year agreement with FOX and its FX cable network, for the domestic television broadcast rights beginning in 2001. Under these agreements, the NASCAR Winston Cup and NASCAR Busch series events at Daytona will alternate between FOX and NBC annually. The remainder of the events will be split between the broadcasters, with FOX and FX broadcasting the first half of the season and NBC and Turner broadcasting the second half.

      In addition to generating substantially higher rights fees, the broadcasting agreements are creating significant indirect benefits for the industry that will help drive continued growth. For example, in 2002 approximately 64% of the NASCAR Winston Cup Series events were scheduled on network broadcasts compared to approximately 30% during 2000. This resulted in additional viewers and exposure for the sport, as network broadcasts offer the opportunity to reach significantly more households than cable broadcasts. Since 1998, NASCAR Winston Cup and NASCAR Busch series gross domestic television rights revenues have grown from $75 million in 1998 to $299 million in 2002, a CAGR of 41%.

      Prior to 2001, NASCAR Winston Cup and NASCAR Busch series events were broadcast by as many as six different network and cable operators each year. This resulted in little promotion by the broadcasters and lack of continuity in race coverage. FOX, NBC and their respective cable partners began actively promoting their involvement beginning with the 2001 season through advertising and support programming, as well as working together to improve race coverage and provide continuity of coverage throughout the season. In addition, Fox purchased the remaining interest in Speedvision in July 2001 and re-launched the channel as Speed Channel in February 2002. Speed Channel was the 8th fastest growing network in the United States during 2002 and currently reaches more than 57 million households domestically. Although its subscriber base is smaller than some of the other networks involved in the sport, its viewership is specifically tailored to the audience targeted by motorsports sponsors.

NASCAR Winston Cup Series Title Sponsorship

      R.J. Reynolds (“RJR”) has been the title sponsor of the NASCAR Winston Cup Series since the early 1970’s. Over the years, RJR has invested millions of dollars in the sport through promotional spending, car sponsorship, signage, hospitality and payments to the championship point fund, and has been instrumental in transitioning NASCAR into its mainstream status. In 2002, RJR signed a five-year extension of its NASCAR Winston Cup Series sponsorship, extending its role as title sponsor through 2007. In early 2003, RJR announced its intention to step down as series sponsor at the end of the 2007 season due to RJR-specific business issues and the substantial financial impact of government regulation on the tobacco industry. RJR has stated that it is willing to terminate its position prior to 2007 if NASCAR has reached an agreement with a new partner for a series sponsor position prior to that time.

      NASCAR is currently in discussions with several parties interested in replacing RJR. We believe title sponsorship of the series will require a significant financial commitment from the new sponsor. We believe a new sponsor will add incremental value to the sport through increased visibility in television advertising and promotion, as RJR was heavily restricted by stringent government regulations on advertising by the tobacco industry. We believe the potential increase in promotional spending by a new title sponsor will help drive the sport’s and the series’ popularity, thus creating additional value for all the constituents in the sport.

IRL and CART

      In the United States, the most established open wheel racing series are sanctioned by IRL and CART.

      IRL was formed in 1995 to sanction a U.S.-based open wheel series on oval courses and began racing in 1996. In 2003, the IRL IndyCar Series schedule features 16 races, including the Indianapolis 500, one of the world’s most prestigious motorsports events. IRL also owns and sanctions the Indy Racing Infiniti Pro Series, a developmental series for IRL. In fiscal 2003, we will promote eight IRL IndyCar races, including an event at Chicagoland. We believe the IRL’s long-term business plan of growing a domestic oval-based racing series favorably complements our business. Moreover, we expect the combination of a strong nationwide presence, important manufacturer involvement and the premier status of the Indy 500 will continue to help this series grow by attracting new fans and corporate sponsors.

      CART was formed in 1978 and sanctions the CART Champ Car World Series, which in 2003 is scheduled to consist of 18 races in six countries. CART events are typically staged on three different types of tracks — ovals, temporary street courses and permanent road courses. CART also owns and sanctions the Toyota Atlantic Championship Series, a developmental series for the CART Champ Car World Series. In 2003, we will promote one CART Champ Car World Series race, at California.

Other Sanctioning Bodies

      Although NASCAR is the most prominent sanctioning body in the United States, a number of other organizations also sanction stock car races. Including events at Chicagoland, in 2003 we are scheduled to promote five Automobile Racing Club of America races and three of the four races in the International Race of Champions series, in which a select field of drivers from different motorsports disciplines compete in equally prepared vehicles. Other examples of motorsports events and their sanctioning bodies include:

•	Formula One open wheel races held on road courses in several countries and sanctioned by the FIA;

•	sports car races held on road courses and temporary street courses and sanctioned in the United States by Grand American, IMSA and SCCA;

•	motorcycle races sanctioned by the American Motorcyclist Association;

•	drag strip races sanctioned in the United States by NHRA and International Hot Rod Association; and

•	go-kart races sanctioned by the World Karting Association.

BUSINESS

      We are a leading promoter of motorsports entertainment activities in the United States. We own and/or operate twelve of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;

•	Talladega Superspeedway in Alabama;

•	Michigan International Speedway in Michigan;

•	Richmond International Raceway in Virginia;

•	California Speedway in California;

•	Kansas Speedway in Kansas;

•	Phoenix International Raceway in Arizona;

•	Homestead-Miami Speedway in Florida;

•	North Carolina Speedway in North Carolina;

•	Darlington Raceway in South Carolina;

•	Watkins Glen International in New York; and

•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, in which we hold a 37.5% indirect equity interest, owns and operates two nationally-recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and

•	Route 66 Raceway.

      In 2002, these motorsports facilities promoted well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR Winston Cup Series events;

•	16 NASCAR Busch Series events;

•	8 NASCAR Craftsman Truck Series events;

•	8 IRL IndyCar Series events;

•	2 NHRA national events;

•	1 CART Champ Car World Series event;

•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by Grand American); and

•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than one million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at all of our motorsports facilities that host NASCAR Winston Cup Series events. We also own and operate the Motor Racing Network, Inc. radio network, or MRN Radio, the nation’s largest independent motorsports radio network in terms of event programming, and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1998 through fiscal 2002, our revenues increased from $189.0 million to $550.6 million, a CAGR of 31%. In particular, our motorsports related income increased from 38.0% of our total revenues in fiscal 1998 to 47.2% in fiscal 2002, a CAGR of 38%. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships. These initiatives have broadened our financial stability through more predictable and recurring revenues and cash flows and should enable us to enhance our leadership position in the motorsports entertainment industry.

Business Strengths

      We have experienced significant growth in recent years, which we believe is attributable to the following strengths of our business.

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We own, operate and/or have an interest in 14 major motorsports facilities that, in total, have more than one million grandstand seats and are located in six of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas (a 400-mile radius) of our facilities. We promote major events in all ten months of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2003 racing season, including 20 NASCAR Winston Cup Series races — 51% of the 2003 NASCAR Winston Cup Series schedule, including non-championship point events.

      NASCAR Winston Cup and NASCAR Busch series racing are the most watched forms of motorsports in the United States. By promoting these races, we believe we are able to attract fans willing to spend their discretionary spending dollars for a highly-valued product. In addition, we believe our portfolio of events is very attractive to corporate sponsors who recognize the value of partnering with a leading motorsports promoter.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open wheel, sports car and motorcycle events. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our company and professional stock car racing generally.

      NASCAR, all of whose voting capital stock is beneficially owned by William C. France and James C. France (and their spouses), our principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. NASCAR sanctions all races that constitute the NASCAR Winston Cup, NASCAR Busch and NASCAR Craftsman Truck series as well as a number of other racing series and events. We derived approximately 84% of our fiscal 2002 total revenues from NASCAR-sanctioned events at our wholly-owned facilities.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broad base of corporate and individual customers. Our national footprint has enabled us to create multi-track and multi-year (with staggered maturities) sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. We also believe this footprint helps limit our exposure during uncertain economic times as different regions in the country are impacted in varying degrees. By having facilities located across the country and within reasonable driving times for our individual customers, we are not overly reliant on any one region or state for event revenue.

      We utilize a centralized corporate marketing structure complemented by strong facility resources to provide enhanced value to our marketing partners and develop and execute consumer-marketing programs. In 2002, nearly 80 of our corporate marketing partners capitalized on multi-track positions, and we executed a series of promotions targeting customers in multiple markets through e-mail offers, consumer sweepstakes, retail sales programs and other direct marketing campaigns.

      We believe it is critical to build strong, long-lasting relationships with our corporate marketing partners. We work closely with our sponsors to understand their needs and to help them achieve their goals, whether it is increased business with consumers or with other corporate partners. We believe that sponsor satisfaction allows us to expand relationships and results in high renewal rates at lower costs.

Predictable and Recurring Revenue Base

      We have strong visibility regarding our future revenue streams due to long-term media contracts, multi-year sponsorship and luxury suite agreements and recurring ticket and hospitality sales. NASCAR has signed multi-billion dollar television contracts covering its NASCAR Winston Cup and NASCAR Busch series events, a portion of which extend through the 2006 season and the remainder of which extend through the 2008 season at NASCAR’s option. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR races held at our tracks each year remains stable and consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts with staggered maturity schedules. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer significant growth opportunities.

      In 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. Each of these businesses was successfully integrated into our operations within twelve months of the transaction. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources.

      Recent examples of development include our Kansas facility and the Chicagoland facility, in which we hold a 37.5% interest. Both facilities successfully opened in mid-2001 and host significant schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. In addition, both facilities receive significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages for 2001 and 2002, and Kansas has already sold out on a season ticket basis for 2003, which includes an additional 1,500 grandstand seats which are currently under construction.

      We also believe that our financing arrangements for Kansas reflect our ability to successfully pursue public/private partnerships that are based on widespread community support for our business. In addition, our facilities in Kansas and Chicago provide a number of significant additional profit opportunities, including “Founding Fan” arrangements similar to the permanent seat licenses used to finance a number of NFL and NBA stadiums, and amenities such as the “Fan Walk” in Kansas and the “Expo Village” in Chicagoland. The Fan Walk offers spectators a close-up view of drivers and pre-race action in the garages and pits. The Expo Village features interactive displays, sweepstakes and entertainment vehicles provided by sponsors.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of our Chairman and CEO and the grandfather of our President, founded NASCAR in 1947 and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 84% of our 2002 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock and participate in an incentive stock plan.

Growth Strategy

      We attribute our historical increases in revenues and profitability to the popularity of the NASCAR Winston Cup Series, the NASCAR Busch Series and other motorsports events in the United States, as well as a business model that provides stability even during uncertain economic periods. A key component of our business model is a growth strategy that emphasizes (i) maximizing our media income and exposure, (ii) developing new and expanding existing marketing partnerships, (iii) maximizing the profitability of our existing events and facilities, (iv) expanding our existing facilities, and (v) acquiring and developing additional motorsports facilities.

      We have grown significantly in recent years through both internal and external growth initiatives. We have focused on initiatives that provide long-term growth, increase earnings and cash flow visibility and improve margins. Motorsports related income, which includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, increased from 38.0% of our total revenues in fiscal 1998 to 47.2% in fiscal 2002, reflecting the growing importance of this component of our revenue stream.

Maximize Media Income and Exposure

      Our most important media initiative continues to be television, and televised motorsports events continue to experience significant growth in viewership. Since 1998, NASCAR Winston Cup and NASCAR Busch series domestic television rights revenues have grown from $75 million in 1998 to $299 million in 2002, a CAGR of 41%. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $26.8 million to $145.9 million, a CAGR of 53%.

      We expect media rights revenues to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2003 is expected to be approximately 16%. We anticipate these increases to be a primary driver of revenue over the period, and the associated margins are expected to improve operating results and net earnings.

      In addition to generating substantially higher rights fees, these television rights agreements are creating significant indirect benefits for the industry that we believe will help drive continued growth. For example, in 2002, approximately 64% of the NASCAR Winston Cup Series events were scheduled on network broadcasts compared to approximately 30% during 2000. Network broadcasts offer the opportunity to reach significantly more households than cable broadcasts, and over the long term, we believe the exposure created by the shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. Almost 190 million television viewers watched NASCAR Winston Cup and NASCAR Busch series racing at our facilities during 2002, nearly a 7% increase over 2001. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. Higher television ratings should also provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

      In addition to opportunities provided through NASCAR’s domestic television broadcast rights agreements, we remain encouraged by the prospects for long-term revenue opportunities from the sale of ancillary media rights, including international rights and internet-related media. Strategic relationships with Turner Sports, America Online, Eurosport and others contribute to growth, and additional agreements are being reached with other media-related partners focused on reaching new audiences and key demographics both domestically and internationally. The success of Speed Channel deserves special mention. FOX purchased the remaining interest in Speedvision in July 2001 and re-launched the network as Speed Channel in February 2002. Speed Channel was the 8th fastest growing network in the United States during 2002 and currently reaches more than 57 million households domestically. Although its subscriber base is smaller than some of the other networks involved in the sport, its viewership is specifically tailored to the audience motorsports sponsors look to reach. This helps drive higher advertising spending by sponsors, which raises consumer awareness of motorsports.

      Through MRN Radio, our proprietary motorsports network, we currently produce and syndicate a substantial majority of the NASCAR Winston Cup and NASCAR Busch series events, all the NASCAR Craftsman Truck Series races, and certain other races promoted by third parties and us. More than 680 radio stations currently carry MRN Radio programs. MRN Radio also produces and syndicates ancillary radio programming for its radio affiliates, including daily, weekly and special event programming. In addition, MRN Radio provides the primary audio feed for NASCAR.com’s Track Pass With Pit Command feature, which gives users real-time data and graphics for substantially all of the NASCAR Winston Cup Series events.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of intellectual property, including logos and trademarks. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Pepsi 400 at Daytona, the Pop Secret 400 and the EA Sports 500. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented approximately 31% of our sponsorship revenue in 2002. In addition, in 2002, we had approximately 120 official status categories and more than 240 marketing partners.

      Similar to media rights, marketing partnerships are primarily multi-year contracts that diversify our revenue streams and result in strong earnings and cash flow visibility. We believe the geographic diversification and key market penetration created by our expansion over the past several years has generated increased value and opportunities for our corporate marketing partners. No other motorsports promoter offers more high-profile events in all ten months of the racing season. This has resulted in broader, more comprehensive promotion and increased sponsorship fees. In addition, our expanded reach has provided additional opportunities for the sale of multi-track partnerships, including agreements with household names such as AT&T, Dodge, Gatorade, Goodyear, Pepsi and UPS. For example, in late 2002 we announced a multi-track relationship with Gatorade, which is the single largest marketing partnership in our history. The relationship runs through 2008 and encompasses all our facilities, as well as Chicagoland. The agreement provides Gatorade official status positions at each of the tracks, in addition to retaining title sponsorship of the NASCAR Winston Cup Series Gatorade 125 races at Daytona and founding sponsor status at DAYTONA USA.

      Similar to many of our other agreements, Gatorade is contractually required to annually support its position through themed advertising, promotion and other marketing initiatives. We use our marketing partners’ required promotional commitments to create cross-promotional platforms that allow us to build awareness for our facilities and events, as well as increase exposure for our advertisers and the sport as a whole.

      Although the identities of marketing partners and the terms of sponsorships change from time to time, a sample list of our sponsors for 2002 included Anheuser Busch, AT&T Worldnet, Coors, Dodge, Electronic Arts, Ford, Gatorade, General Mills, General Motors, Goodyear, GNC, Home Depot, MBNA, Mattel, Pepsi, Pfizer, SunTrust Banks, Toyota, Tropicana and UPS.

Maximize Profitability of Existing Events and Facilities

      Consumers are faced with many options when deciding how to spend their discretionary income, and we compete with a broad universe of companies and venues that sell sports and entertainment. Over the years, we believe we have contributed to the success of motorsports and grown our business by offering a premium entertainment experience that is highly valued by our customers. Our efforts to maximize event and facility profitability are primarily focused on attracting and retaining customers and modifying event schedules. These strategies are designed to introduce new fans to the sport, retain existing fans and increase per capita spending by our fans.

      Attract and Retain Customers. While television and marketing partnership revenues have increased in importance, the consumer is the foundation of our business and remains a primary focus. As such, we are expanding our consumer marketing efforts and continue adopting additional ways to enhance the guest experience.

      Our strategic consumer marketing efforts are focused on a variety of initiatives. One method of driving incremental ticket sales for our events is through in-market promotions in conjunction with our corporate marketing partners. For example, over the past several years, Winn-Dixie and Budweiser have jointly promoted the NASCAR Winston Cup Series Bud Shootout event at Daytona. For 2003, prominent Budweiser displays were placed at over 400 Winn-Dixie stores driving incremental branding, distribution and ticket sales for the event. In addition, we are using the internet to drive incremental ticket sales for our events. Our websites, which are integrated with our ticketing system, offer simple, 24 hours a day and seven days a week access for consumers who can buy tickets and merchandise, view three-dimensional sightlines from grandstand seats and suites and review recent news for our facilities and events. Finally, we are focusing considerable efforts on growing our licensing business. Recognizing the value in building consumer awareness beyond trackside retail distribution, we now have licensed merchandise available on-line, in traditional department store chains and specialty retailers. We are also increasing brand exposure and licensing profitability through the sale of driver and event co-branded products.

      A key factor in retaining customers for our events is providing an attractive product and creating an unforgettable race-day experience. Through a combination of additional staff training and a focus on best practices, we continue to elevate our guest services efforts. In addition, we continue to upgrade the design and quality of our facilities and spectator amenities, which we believe is essential to remain competitive with other sports and entertainment facilities across the country. For example, we recently improved the midway areas at Daytona, Talladega and Phoenix, providing a themed experience for our guests and improving traffic flow and facility presentation. We also plan to reconfigure Homestead-Miami for the purpose of improving the on-track competition. This project is scheduled for completion before the track’s NASCAR “Triple Header” weekend in November 2003. We expect to increase the banking in the turns, which should result in more side-by-side racing and help build additional demand for the track’s events. Finally, by improving the quality and diversity of our concessions, catering and merchandising operations, we are able to offer better products and services to our fans, resulting in higher on-site per capita spending.

      Modify Event Schedules. While each of our tracks conducts several major events annually, there is an opportunity to increase the profitability of these facilities through the modification of event schedules. In 2002, successful inaugural NASCAR “Triple Header” weekends were conducted at Darlington and Homestead-Miami. In addition, a NASCAR Busch Series event was run the night before Daytona’s NASCAR Winston Cup Series Pepsi 400 in July, and, despite bad weather, attendance levels exceeded the prior year when the event was held at Watkins Glen. We also added three IRL IndyCar Series events to our schedule in 2002. We now promote eight of the sixteen events in the IRL IndyCar Series. While this Series is still relatively new, we believe there is a long-term opportunity for this growing open wheel Series. Finally, we have experienced financial success in our efforts to change the starting times for certain of our events. In February 2003, the NASCAR Winston Cup Series Bud Shootout at Daytona was run under the lights at night for the first time. Despite very cool weather, the event was the second highest attended Bud Shootout in history and the highest rated-prime time NASCAR event ever on the FOX television network.

      In January 2003, NASCAR announced it would entertain discussions with track operators regarding potential movement of NASCAR Winston Cup Series dates to larger markets where there may be greater demand resulting in an opportunity for increased revenues to the track operators. NASCAR announced these schedule changes could be phased in beginning in fiscal 2004. In addition to the potential positive financial impact for the track operators, NASCAR anticipates the sport’s broadcast and corporate partners could benefit from the additional exposure generated as the events are moved into under-served areas of the country. We believe this could be a significant development and could enhance shareholder value for companies involved in the sport. With our schedule of events, we feel we are in an excellent position to take advantage of this long-term opportunity. There are many issues that must be considered by the track operator and NASCAR when moving a date, including logistics for the race teams, weather patterns, interests of existing corporate sponsors and the impact on our fans. For 2004, we have proposed to NASCAR the movement of one NASCAR Winston Cup Series date within our facilities. We expect a decision from NASCAR following its review of the proposals, if any, from other promoters and the potential impacts on the NASCAR Winston Cup Series schedule.

     Expand Existing Facilities

      We manage more than one million total grandstand seats at our facilities across the country. Over the years, we have grown our grandstand seat and suite capacity through a combination of internal and external expansion initiatives. An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue.

      Capital projects at our facilities are designated for a variety of purposes, the vast majority of which are designed to allow us to remain competitive with other sports and entertainment facilities across the country. As in the past, we plan to opportunistically expand grandstand seat and suite capacity at our facilities. In addition, we spend capital to upgrade the design and quality of our facilities and spectator amenities. We believe these projects have an indirect benefit as they contribute to a premium experience and customer retention, which enhances our ability to increase prices for our products and services. Finally, we estimate maintenance capital expenditures to be approximately $1 million to $2 million per facility on an annual basis.

      For fiscal 2003, we anticipate capital spending at our facilities to be approximately $75 million to $80 million. Our internal expansion plans include an additional 1,500 grandstand seats at Kansas, as well as a net of 3,100 grandstand seats and six luxury suites at Richmond. Also included in the full year estimate are the track reconfiguration project at Homestead-Miami, land acquisitions at a number of facilities, a new pedestrian/vehicle tunnel at Phoenix and a number of other capital projects. In order to complete the reconfiguration at Homestead-Miami, certain assets, which are not fully depreciated, will be removed. In connection with the removal of these assets to effect the reconfiguration, we anticipate a pre-tax charge to our fiscal 2003 earnings of approximately $2.5 million to $3.5 million, or $0.03 to $0.04 per diluted share. This charge will be incurred as the related assets are removed. We will incur the charges in the second and third quarters of fiscal 2003; however the exact timing is not yet known.

      In addition to capital spending, we expand our facilities by renting temporary structures such as grandstand seats, suites and hospitality chalets to supplement our permanent capacity as needed.

Acquire and Develop Additional Motorsports Facilities

      We regularly review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. In 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased our ownership in Homestead-Miami to 90%. We acquired the remaining 10% of Homestead-Miami in October 2001. In addition, in 1997 we acquired Phoenix and the 50% interest in Watkins Glen not previously owned by us, as well as made our initial investment in Homestead-Miami.

      Recent examples of development efforts include Kansas and Chicagoland, in which we have a 37.5% interest, both of which opened in mid-2001. During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we entered into an agreement with the New Jersey Sports and Exposition Authority (the “Authority”) granting our subsidiary the right to pursue development of a motorsports facility at the Meadowland Sports Complex in New Jersey. Although we continue to negotiate with the Authority for the right to develop a motorsports facility at the Meadowlands, we are also currently evaluating alternative sites in the New York metropolitan area. In light of NASCAR’s announcement regarding potential realignment of the NASCAR Winston Cup Series schedule, we also believe there are potential development opportunities in new, untapped markets across the country. As such, we are beginning to explore opportunities for public/private partnerships targeted to develop one or more motorsports facilities in new markets.

      We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry.

Motorsports Facilities

      The following table sets forth information relating to each of our speedway facilities and those in which we have an equity interest as of February 28, 2003.

		Number of
		Grandstand	Approximate	Track
Track Name	Location	Seats	Acreage	Length

Daytona International Speedway	Daytona Beach, Florida	168,000	440	2.5 miles
Talladega Superspeedway	Talladega, Alabama	143,000	1,435	2.6 miles
Michigan International Speedway	Brooklyn, Michigan	136,000	1,180	2.0 miles
Richmond International Raceway	Richmond, Virginia	101,000	635	0.8 miles
California Speedway	Fontana, California	92,000	566	2.0 miles
Kansas Speedway	Kansas City, Kansas	78,000	1,000	1.5 miles
Phoenix International Raceway	Phoenix, Arizona	75,000	598	1.0 mile
Homestead-Miami Speedway	Homestead, Florida	65,000	404	1.5 miles
North Carolina Speedway	Rockingham, North Carolina	60,000	300	1.0 mile
Darlington Raceway	Darlington, South Carolina	59,000	230	1.3 miles
Watkins Glen International	Watkins Glen, New York	35,000	1,377	3.4 miles
Nazareth Speedway	Nazareth, Pennsylvania	38,000	283	1.0 mile

Chicagoland Speedway (37.5%)	Joliet, Illinois	75,000	930	1.5 miles
Route 66 Raceway (37.5%)	Joliet, Illinois	30,000	240	1/4 mile

Daytona International Speedway

      Daytona International Speedway is a high-banked, lighted, asphalt, tri-oval superspeedway that also includes a 3.6-mile road course. The lease on the property expires in 2032, including renewal options. We also own various parcels of real property aggregating approximately 350 acres near Daytona, which are used for parking and other ancillary purposes.

Talladega Superspeedway

      Talladega Superspeedway is a high-banked, asphalt, tri-oval superspeedway with a 1.34 mile infield road course. The facility is located about 90 minutes from Atlanta, Georgia and 45 minutes from Birmingham, Alabama.

Michigan International Speedway

      Michigan International Speedway is a moderately-banked, asphalt, tri-oval superspeedway located in Brooklyn, Michigan, approximately 70 miles southwest of Detroit and 18 miles southeast of Jackson.

Richmond International Raceway

      Richmond International Raceway is a lighted, asphalt, oval, intermediate speedway located approximately 10 miles from downtown Richmond, Virginia. Since February 28, 2003, we have completed construction of a net additional 3,100 grandstand seats and six suites.

California Speedway

      California Speedway is a moderately-banked, asphalt, tri-oval superspeedway located 40 miles east of Los Angeles in Fontana, California. The facility also includes a one-quarter mile drag strip and a 2.8 mile road course.

Kansas Speedway

      Kansas Speedway is a moderately-banked asphalt, tri-oval superspeedway located in Kansas City, Kansas. In 2003, we will complete construction of an additional 1,500 grandstand seats.

Phoenix International Raceway

      Phoenix International Raceway is a low-banked, asphalt, oval superspeedway that also includes a 1.5-mile road course located near Phoenix, Arizona.

Homestead-Miami Speedway

      Homestead-Miami Speedway is a low-banked, asphalt, oval superspeedway located in Homestead, Florida. We operate Homestead-Miami under an agreement that expires in 2075, including renewal options. In 2003, we plan to complete a reconfiguration of the track to increase banking, which we expect will enhance the level of racing competition and thus the entertainment experience of our fans.

North Carolina Speedway

      North Carolina Speedway is a moderately-banked, asphalt, oval superspeedway located in Rockingham, North Carolina, approximately 90 miles south of Raleigh, North Carolina.

Darlington Raceway

      Darlington Raceway is a high-banked, asphalt, egg-shaped superspeedway located in Darlington, South Carolina.

Watkins Glen International

      Watkins Glen International includes 3.4-mile and 2.4-mile road course tracks and is located near Watkins Glen, New York.

Nazareth Speedway

      Nazareth Speedway is a moderately-banked, asphalt, oval superspeedway located in Nazareth, Pennsylvania.

Other Facilities

      We own approximately 54 acres of real property across International Speedway Boulevard from Daytona on which are located seven buildings containing an aggregate of approximately 375,000 square feet. Our corporate headquarters and other offices and facilities are located in a portion of these facilities. We also own concession facilities in Daytona Beach and in Talladega. We lease real estate and office space in Talladega, and the property and premises at the Talladega Municipal Airport. The lease for our Talladega business offices, which are currently located within the International Motorsports Hall of Fame, is on a month-to-month basis. We are in the process of constructing new business offices at Talladega that are expected to be completed in the fourth fiscal quarter of 2003. Our lease for the Talladega Municipal Airport expires in 2022, including renewals. Our wholly-owned subsidiary, Phoenix Speedway Corp. leases office space in Phoenix, Arizona. The Kansas facility includes an adjacent Travel Information Center, which it operates on behalf of the State of Kansas. The Richmond facility includes a state fairgrounds complex that operates various non-motorsports events.

Operations

      Our motorsports event operations consist principally of racing events at our facilities, which include providing catering, merchandise and food concessions at all of our facilities that host NASCAR Winston

Cup Series events. Our other operations include the DAYTONA USA motorsports entertainment complex, MRN Radio, our 37.5% equity investment in Raceway Associates and certain other activities.

Americrown

      We conduct, either through operations of the particular facility or through certain wholly-owned subsidiaries operating under the name Americrown, souvenir merchandising operations, food and beverage concession operations and catering services to customers both in suites and chalets at all of our motorsports facilities that host NASCAR Winston Cup Series events. Americrown also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers through internet and catalogue sales and directly to dealers.

DAYTONA USA

      DAYTONA USA — The Ultimate Motorsports Attraction, our motorsports-themed entertainment complex, is located adjacent to the Daytona International Speedway and is open 364 days a year, every day except Christmas.

      DAYTONA USA includes (i) the Velocitorium, which covers approximately 60,000 square feet, stands nearly four stories high and contains numerous highly interactive motorsports exhibits (including the Acceleration Alley racing simulator and the Daytona Dream Laps motion ride film), many of which are sponsored by leading consumer brands; (ii) DAYTONA USA’s Speedway Tours, a semi-automated tram tour of the Daytona International Speedway’s garage area, pit road and high banked track; (iii) the Richard Petty Driving and Riding Experience at Daytona; and (iv) for groups of fifteen or more, the VIP Tour, which includes a tour of the Winston Tower.

      Adjoining DAYTONA USA are (i) the Daytona Beach Area Convention and Visitors Official Welcome Center; (ii) the Daytona International Speedway Ticket Office; (iii) Daytona SpeedPlay, a high-tech arcade using state of the art video technology; (iv) the Pit Shop, which sells DAYTONA USA, Daytona International Speedway, NASCAR and race teams’ clothing, books, collectibles and other officially licensed merchandise; and (v) the Fourth Turn Grill concessions facility.

      We believe that DAYTONA USA and these adjoining facilities appeal to individual tourists, tour groups, conventions and corporate sponsors, thereby (i) increasing the use of our Daytona facility, (ii) expanding our concessions and souvenir sales and (iii) providing greater visibility for our business and motorsports generally, which increases spectator interest.

MRN Radio

      One of our subsidiaries, Motor Racing Network, Inc., does business under the name “MRN Radio,” but is not a radio station. Rather, it creates race-related programming content carried on radio stations around the country, including a national satellite radio station. MRN Radio produces and syndicates to radio stations the NASCAR Winston Cup, NASCAR Busch, NASCAR Craftsman Truck series races and certain other races conducted at our tracks, as well as some races from tracks we do not own. Each track presently has the ability to separately contract for the rights to radio broadcasts of events held at its facilities. In addition, MRN Radio provides production services for Winston Cup Vision, the trackside large screen video display units, at all NASCAR Winston Cup Series races except at Indianapolis Motor Speedway, which is a track we do not own. MRN Radio also produces and syndicates daily and weekly NASCAR racing-themed programs. MRN Radio derives revenue from the sale of national advertising contained in its syndicated programming, the sale of advertising and video production services for Winston Cup Vision, as well as from rights fees paid by radio stations that broadcast the programming.

Chicagoland Speedway and Route 66 Raceway

      We indirectly own 37.5% of Raceway Associates. Raceway Associates owns Chicagoland and Route 66 Raceway. Route 66 Raceway hosts events including NHRA drag racing, dirt oval racing and concerts and has grandstands that seat approximately 30,000 spectators. Chicagoland is a 1.5-mile moderately banked oval track. The facility has grandstands that seat approximately 75,000 spectators and 24 luxury suites containing approximately 1,000 additional seats. Chicagoland, which promotes a NASCAR Winston Cup Series, NASCAR Busch Series, IRL IndyCar Series and Automobile Racing Club of America RE/MAX Series event, commenced motorsports operations in July 2001.

Other Activities

      From time to time we use our track facilities for car shows, driving schools, auto fairs, vehicle testing and settings for television commercials, print advertisements and motion pictures. We also rent “show cars” for promotional events. We operate Talladega Municipal Airport, which is located adjacent to Talladega. We rent certain warehouse and office space in Daytona Beach, Florida to third parties. Our Richmond facility includes a fairgrounds complex which operates various non-motorsports related events.

Competition

      Racing events compete with other sports such as professional football, basketball and baseball, as well as other recreational events. Our events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, CART, IMSA, SCCA, Grand American, Automobile Racing Club of America and others, many of which are often held on the same dates at separate tracks. We believe that the type and caliber of promoted racing events, facility location, sight lines, pricing and level of customer conveniences are the principal factors that distinguish competing motorsports facilities.

Employees

      As of February 28, 2003, we had over 900 full-time employees. We also engage a significant number of temporary personnel to assist during periods of peak attendance at our events. For example, we engage approximately 7,500 persons during Speedweeks at Daytona, some of whom are volunteers. None of our employees are represented by a labor union. We believe that we enjoy a good relationship with our employees.

Legal Proceedings

      We are from time to time a party to routine litigation incidental to our business. We do not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on our financial condition or results of operations.

      In February 2002 we received service of an amended complaint filed in the United States District Court for the Eastern District of Texas styled Francis Ferko, as Shareholder of Speedway Motorsports, Inc. vs. National Association of Stock Car Racing, Inc., International Speedway Corporation, and Speedway Motorsports, Inc. The overall gist of the suit is that Texas Motor Speedway should have a second NASCAR Winston Cup Series date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second NASCAR Winston Cup Series date annually. The portion of this suit that is brought against us alleges that we conspired with NASCAR and members of the France Family to “refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race.” The suit seeks unspecified monetary damages from us which are claimed to have resulted to Speedway Motorsports from the alleged conspiracy as well as treble damages under the anti-trust laws. We believe the suit to be without merit and intend to vigorously pursue the defense of the matter.

Environmental Matters

      We believe that the facilities operated by us and our subsidiaries are in material compliance with applicable environmental statutes and regulations. Nevertheless, if damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability, as to which we are self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could also require us to make material expenditures.

Trademarks

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “The Great American Race,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “Truxpo Truck Tour” and related logos. We also have licenses from NASCAR, various drivers and other businesses to use names and logos for merchandising programs and product sales. Our policy is to protect our intellectual property rights vigorously, through litigation, if necessary, chiefly because of their proprietary value in merchandise and promotional sales.

MANAGEMENT

      As of April 30, 2003 our executive officers and directors were as follows:

Name	Age	Position With ISC

William C. France	70	Chairman of the Board and Director
James C. France	58	Vice Chairman, Chief Executive Officer and Director
Lesa France Kennedy	41	President and Director
John R. Saunders	46	Senior Vice President and Chief Operating Officer
H. Lee Combs	49	Senior Vice President — Corporate Development
Susan G. Schandel	39	Vice President — Administrative Services, Chief Financial Officer and Treasurer
W. Garrett Crotty	39	Vice President, Secretary and General Counsel
John E. Graham, Jr	54	Vice President of Business Affairs and Corporate Communications
W. Grant Lynch, Jr	49	Vice President
Leslie A. Richter	72	Vice President — Special Projects
Paul D. H. Phipps	56	Vice President — Sales and Marketing
Larry Aiello, Jr	53	Director
J. Hyatt Brown	65	Director
Brian Z. France	40	Director
Christy F. Harris	57	Director
Raymond K. Mason, Jr	47	Director
Gregory W. Penske	40	Director
Edward H. Rensi	58	Director
Lloyd E. Reuss	66	Director
Chapman J. Root, II	53	Director
Thomas W. Staed	72	Director

      Our Board of Directors is divided into three classes, with regular three year staggered terms. Messrs. William C. France, Harris, Penske and Root were elected to hold office until the annual meeting of shareholders to be held in 2004. Messrs. James C. France, Brian Z. France, Mason and Reuss were elected to hold office until the annual meeting of shareholders to be held in 2005. Ms. Kennedy and Messrs. Aiello, Brown, Rensi and Staed were elected to hold office until the annual meeting of shareholders to be held in 2006.

      Pursuant to the merger agreement for the acquisition of Penske Motorsports we were obligated to place three individuals designated by Penske Performance, Inc. on our Board of Directors and to include such designees as nominees recommended by our Board of Directors at future elections of directors by shareholders. As a result of the sale by Penske Performance, Inc. of 2,875,000 shares of class A common stock, its holdings have fallen to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, and we are now obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance, Inc. Following the sale of the remaining shares of class A common stock held by Penske Performance, Inc. pursuant to this prospectus, we will no longer be obligated to include any individuals designated by Penske Performance, Inc. as nominees for our Board of Directors. Mr. Gregory W. Penske is presently the designee of Penske Performance, Inc. serving on our Board of Directors.

      As a result of and in response to recent legislative and regulatory initiatives directed toward corporate governance, we have undertaken to restructure the size and composition of the Board of Directors effective with the Annual Meeting of Shareholders held on April 9, 2003. As a result, the Board has been reduced from 17 to 13 directors.

      We consider Messrs. Aiello, Brown, Harris, Mason, Rensi, Reuss, Root, and Staed to be “independent” as that term is presently defined in Rule 4200(a)(14) of the NASD listing standards, and we expect such directors will continue to be considered “independent” under revised NASD listing standards as currently proposed.

      Our audit committee consists of Messrs. Brown (Chairman), Aiello and Mason. Our compensation committee consists of Messrs. Staed (Chairman), Root, Rensi and Reuss.

      William C. France and James C. France are brothers. Lesa D. Kennedy and Brian Z. France are the children of William C. France. There are no other family relationships among our executive officers and directors.

      Mr. William C. France, a director since 1958, has served as our Chairman of the Board since 1987 and was Chief Executive Officer from 1981 until 2003.

      Mr. James C. France, a director since 1970, became our Vice Chairman and Chief Executive Officer in April 2003 after serving as our President and Chief Operating Officer since 1987.

      Ms. Lesa France Kennedy, a director since 1984 became our President in April 2003. Prior to that appointment, she had served as Executive Vice President of ISC since January 1996. Ms. Kennedy served as our Secretary from 1987 until January 1996 and served as our Treasurer from 1989 until January 1996.

      Mr. John R. Saunders was appointed Senior Vice President and Chief Operating Officer in April 2003. Prior to that appointment, he had served as Senior Vice President — Operations since July 1999. He had served as a Vice President since 1997 and was President of Watkins Glen International from 1983 until 1997.

      Mr. H. Lee Combs, a director from 1987 until April 2003, was appointed Senior Vice President — Corporate Development in July 1999. He served as Senior Vice President — Operations since January 1996 until that date. Mr. Combs served as a Vice President and our Chief Financial Officer from 1987 until January 1996.

      Ms. Susan G. Schandel became a Vice President in July 1999 and since January 1996 has continued to serve as our Treasurer and Chief Financial Officer.

      Mr. W. Garrett Crotty became a Vice President in July 1999 and since 1996 has served as Secretary and General Counsel.

      Mr. John E. Graham, Jr., has served as Vice President of Business Affairs and Corporate Communications since August 2002. He had previously served as a Vice President and as President of Daytona International Speedway since November 1994.

      Mr. W. Grant Lynch, Jr. has served as a Vice President and as President of Talladega Superspeedway since November 1993. He also served as President of Kansas Speedway since its inception in 1997 until 2002.

      Mr. Leslie A. Richter has served as a Vice President since February 2000. Mr. Richter has served as the Executive Vice President of the California Speedway since November 1994.

      Mr. Paul D.H. Phipps has served as Vice President — Sales and Marketing since February 2001. Mr. Phipps was Executive Vice President of Major League Soccer for more than five years prior to that.

      Mr. Larry Aiello, Jr. was elected to serve as a director in April 2003. He presently serves as the President and Chief Executive Officer of Corning Cable Systems, which is part of Corning, Inc. Mr. Aiello joined Corning, Inc. in 1973 in the Internal Audit Department and served in numerous positions from that time until he was appointed to his current position in 2002.

      Mr. J. Hyatt Brown, a director since 1987, serves as the Chairman and Chief Executive Officer of Brown & Brown, Inc. and has been in the insurance business since 1959. Mr. Brown also serves as a director of Rock Tenn Co., SunTrust, Inc., BellSouth Corporation, and FPL Group, Inc.

      Mr. Brian Z. France, a director since 1994, has served as NASCAR’s Executive Vice President since 2000 and Vice Chairman since 2002. Previously, he served as NASCAR’s Senior Vice President since 1999. He had served as NASCAR’s Vice President of Marketing and Corporate Communications since December 1992. He has served as our Manager — Group Projects since February 1994.

      Mr. Christy F. Harris, a director since 1984, has been engaged in the private practice of business and commercial law for more than twenty years and currently practices with Peterson & Myers, P.A.

      Mr. Raymond K. Mason, Jr., a director since 1981, had served as Chairman and President of American Banks of Florida, Inc., Jacksonville, Florida, from 1978 until its sale in 1998. From 1998 to the present, Mr. Mason has served as President of Center Bank of Jacksonville, N.A. (until August 2001, this entity was known as RCK, Inc.).

      Mr. Gregory W. Penske, a director since July 1999, served as our Senior Vice President-Western Operations from July 1999 until January 2002. Mr. Penske had been a director of Penske Motorsports since its formation and President and Chief Executive Officer since July 1, 1997 until July 1999. Prior to July 1, 1997, Mr. Penske served as an Executive Vice President of Penske Motorsports since February 1996. In addition, Mr. Penske served as President of the California Speedway from January 1997 to January 1999. Mr. Penske is also the President and CEO of Penske Automotive Group, Inc., and has served in that position since December 1993. Mr. Penske is also a member of the board of directors of Alltel Corp.

      Mr. Edward H. Rensi, a director since January 1997, is Chairman & CEO of Team Rensi Motorsports. Mr. Rensi was an executive consultant with McDonald’s Corporation from 1997 to 1998. He served as President and Chief Executive Officer of McDonald’s USA from 1991 until his retirement in 1997. He is also a director of Snap-On Tools.

      Mr. Lloyd E. Reuss, a director since January 1996, served as President of General Motors Corporation from 1990 until his retirement in January 1993. Mr. Reuss also serves as a director of Handleman Corp. and United States Sugar Company.

      Mr. Chapman J. Root, II, a director since 1992, is a director of the Root Organization, a private investment company, which he had served as Chairman since 1989. Mr. Root also serves as a director of First Financial Corp. and Terre Haute First National Bank.

      Mr. Thomas W. Staed, a director since 1987, is Chairman of Staed Family Associates, Ltd., and had served as President of Oceans Eleven Resorts, Inc., a hotel/motel business, from 1968 to 1999.

PRINCIPAL STOCKHOLDERS

      The following tables set forth information regarding the beneficial ownership of our class A common stock and our class B common stock as of April 30, 2003, by:

•	all persons known to us who beneficially own 5% or more of either our class A common stock or our class B common stock;

•	our chief executive officer and each of our other four most highly compensated executive officers in fiscal 2002;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      The information in the following tables has been presented to show the effect of the sale of the shares being offered by the selling stockholders without giving effect to the over-allotment option.

      As of April 30, 2003, we had 25,628,853 shares of class A common stock and 27,589,745 shares of class B common stock issued and outstanding. Each share of the class A common stock is entitled to one-fifth of one vote on matters submitted to shareholder approval or a vote of shareholders. Each share of the class B common stock is entitled to one vote on matters submitted to shareholder approval or a vote of shareholders.

      As described in the notes to the table, voting and/or investment power with respect to certain shares of common stock is shared by the named individuals. Consequently, such shares may be shown as beneficially owned by more than one person.

Beneficial Ownership Before This Offering by the Selling Stockholders

	Number of Shares of Common		Percentage of Common		Percentage of
	Stock Beneficially Owned(2)		Stock Beneficially Owned		Combined Voting
					Power of
Name of Beneficial Owner(1)	Class A(3)	Class B(4)	Class A(5)	Class B(6)	Common Stock(7)

France Family Group(8)	21,015,575	20,950,913	45.12%	75.94%	64.08%
James C. France(9)	15,372,212	15,352,721	37.51%	55.65%	46.94%
William C. France(10)	15,366,978	15,340,501	37.51%	55.60%	46.91%
Western Opportunity(11)	9,115,125	9,115,125	26.24%	33.04%	27.86%
White River(12)	1,800,000	1,800,000	6.56%	6.52%	5.50%
Roger S. Penske(13)	1,702,663	—	6.64%	—	1.04%
Penske Corp.(14)	1,677,621	—	6.55%	—	1.03%
Penske Performance, Inc.(15)	1,677,621	—	6.55%	—	1.03%
Lesa France Kennedy(16)	644,256	626,224	2.45%	2.27%	1.93%
Brian Z. France(17)	243,708	243,046	0.94%	0.88%	0.74%
Raymond K. Mason(18)	201,186	196,740	0.78%	0.71%	0.60%
Thomas W. Staed(19)	53,396	45,000	0.21%	0.16%	0.14%
H. Lee Combs	42,250	30,735	0.16%	0.11%	0.10%
John R. Saunders	25,290	12,535	0.10%	0.05%	0.05%
Chapman J. Root, II(20)	20,446	12,000	0.08%	0.04%	0.04%
J. Hyatt Brown (21)	14,037	9,000	0.05%	0.03%	0.03%
Lloyd E. Reuss(22)	12,404	—	0.05%	—	0.01%
Gregory W. Penske(23)	9,874	—	0.04%	—	0.01%
Christy F. Harris(24)	8,954	150	0.03%	—	0.01%
Edward H. Rensi(25)	4,904	1,500	0.02%	0.01%	0.01%
Larry Aiello, Jr.	1,021	—	—	—	—
All directors and executive officers as a group (20 persons)(26)	20,638,445	20,440,499	44.78%	74.09%	62.59%

Beneficial Ownership After Giving Effect to this Offering by the Selling Stockholders

		Number of Shares of
		Common		Percentage of Common
	Number of Shares of	Stock Beneficially		Stock		Percentage of
	Class A Common	Owned(2)		Beneficially Owned		Combined Voting
	Stock Sold Pursuant					Power of
Name of Beneficial Owner(1)	to this Offering(27)	Class A(3)	Class B(4)	Class A(5)	Class B(6)	Common Stock(7)

France Family Group(8)	1,800,000	19,215,575	19,150,913	41.25%	74.26%	61.27%
James C. France(9)	1,800,000	13,572,212	13,552,721	33.12%	52.55%	43.35%
William C. France(10)	1,800,000	13,566,978	13,540,501	33.11%	52.50%	43.31%
Western Opportunity(11)	—	9,115,125	9,115,125	24.94%	35.34%	29.14%
White River(12)	1,800,000	—	—	—	—	—
Roger S. Penske(13)	1,677,621	25,042	—	0.09%	—	0.02%
Penske Corp.(14)	1,677,621	—	—	—	—	—
Penske Performance, Inc.(15)	1,677,621	—	—	—	—	—
Lesa France Kennedy(16)	—	644,256	626,224	2.30%	2.43%	2.01%
Brian Z. France(17)	—	243,708	243,046	0.88%	0.94%	0.78%
Raymond K. Mason(18)	—	201,186	196,740	0.73%	0.76%	0.63%
Thomas W. Staed(19)	—	53,396	45,000	0.19%	0.17%	0.15%
H. Lee Combs	—	42,250	30,735	0.15%	0.12%	0.11%
John R. Saunders	—	25,290	12,535	0.09%	0.05%	0.05%
Chapman J. Root, II(20)	—	20,446	12,000	0.07%	0.05%	0.04%
J. Hyatt Brown(21)	—	14,037	9,000	0.05%	0.03%	0.03%
Lloyd E. Reuss(22)	—	12,404	—	0.05%	—	0.01%
Gregory W. Penske(23)	—	9,874	—	0.04%	—	0.01%
Christy F. Harris(24)	—	8,954	150	0.03%	—	0.01%
Edward H. Rensi(25)	—	4,904	1,500	0.02%	0.01%	0.01%
Larry Aiello, Jr.	—	1,021	—	—	—	—
All directors and executive officers as a group (20 persons)(26)	1,800,000	18,838,445	18,640,499	40.87%	72.28%	59.72%

(1)	Unless otherwise indicated the address of each of the beneficial owners identified is c/o the Company, 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

(2)	Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares.

(3)	Reflects the aggregate number of shares held by the named beneficial owner assuming (i) the exercise of any options to acquire shares of class A common stock that are held by such beneficial owner that are exercisable within 60 days and (ii) the conversion of all shares of class B common stock held by such beneficial owner into shares of class A common stock.

(4)	Assumes no conversion of shares of class B common stock into shares of class A common stock.

(5)	Reflects (i) the exercise of any options to acquire shares of class A common stock that are held by the named beneficial owner that are exercisable within 60 days, (ii) the conversion of all shares of class B common stock held by such beneficial owner into shares of class A common stock, and (iii) the assumption that no other named beneficial owner has exercised any such options or converted any such shares.

(6)	Reflects current ownership percentage of named beneficial owner’s shares of class B common stock without any conversion of shares of B common stock into shares of class A common stock.

(7)	Reflects current ownership of class A common stock and class B common stock except for those named beneficial owners with options to acquire shares of class A common stock which are exercisable within 60 days, in which case the exercise of such options is assumed.

(8)	The France Family Group consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group. Amounts shown reflect the currently held non-duplicative aggregate of 64,662 shares of class A common stock both pre- and post- offering, 20,104,582 shares of class B common stock pre-offering and 18,304,582 shares of class B common stock post-offering beneficially owned by James C. France, William C. France, Lesa France Kennedy and Brian Z. France, as well as 846,331 Class B shares currently held beneficially by the adult children of James C. France both pre and post-offering. See footnotes (9), (10), (16) and (17).

(9)	Includes (i) 304,725 shares of class B common stock held beneficially by Sharon M. France, his spouse, both pre- and post-offering, (ii) 9,115,125 shares of class B common stock held of record by Western Opportunity Limited Partnership (“Western Opportunity”), both pre- and post-offering, (iii) 3,558,065 shares of class B common stock held of record by Carl Investment Limited Partnership (“Carl”), both pre- and post-offering, (iv) 9,886 shares of class B common stock held of record by Quaternary Investment Company, both pre- and post-offering, (v) 484,418 shares of class B common stock held of record by Carl Two Limited Partnership (“Carl Two”), both pre- and post-offering, (vi) 1,800,000 shares of class B common stock held of record by White River Investment Limited Partnership (“White River”) pre-offering and 0 shares of class B common stock post-offering, and 80,502 shares of class B common stock held of record by Automotive Research Bureau, Inc. (“ARB”), both pre- and post offering. James C. France is the sole shareholder and director of (x) Principal Investment Company, one of the two general partners of Western Opportunity, (y) Quaternary Investment Company, the general partner of Carl, and (z) Secondary Investment Company, one of the two general partners of White River. He is also the sole member of Carl Two, LLC, the general partner of Carl Two. Also see footnote (10). Does not include shares held beneficially by the adult children of James C. France.

(10)	Includes (i) 9,115,125 shares of class B common stock held of record by Western Opportunity both pre-and post-offering, (ii) 4,344,874 shares of class B common stock held of record by Polk City Limited Partnership (“Polk City”) both pre- and post-offering, (iii) 80,502 shares of class B common stock held of record by ARB both pre- and post-offering, and (iv) 1,800,000 shares of class B common stock held of record by White River pre-offering and 0 shares of class B common stock post-offering. William C. France is the sole shareholder and director of each of (x) Sierra Central Corp., one of the two general partners of Western Opportunity, (y) Boone County Corporation, the general partner of Polk City, and (z) Cen Rock Corp., one of the two general partners of White River. Also see footnote (9). Does not include the shares shown in the table as beneficially owned by Lesa France Kennedy and Brian Z. France, adult children of William C. France.

(11)	Reflects shares of class B common stock held of record both pre- and post-offering.

(12)	Reflects shares of class B common stock held of record pre-offering which will be converted to shares of class A common stock prior to the consummation of the transaction contemplated by this offering.

(13)	This owner’s address is 2555 Telegraph Road, Bloomfield, MI 48302. Includes the shares of class A common stock shown in the table as beneficially owned by Penske Corp. and Penske Performance, Inc.

(14)	This owner’s address is 2555 Telegraph Road, Bloomfield, MI 48302. Shares shown are also beneficially owned by Roger S. Penske and Penske Performance, Inc.

(15)	This owner’s address is 1100 North Market Street, Suite 780, Wilmington, DE 19801. Shares shown are also beneficially owned by Roger S. Penske and Penske Corp.

(16)	Includes (i) 345,886 shares of class B common stock held of record by BBL Limited Partnership and (iv) 238,548 shares of class B common stock held of record by Western Opportunity. Mrs. Kennedy is the sole shareholder and a director of BBL Company, the sole general partner of BBL Limited Partnership.

(17)	Includes 4,498 shares of class B common stock held of record by Zack Limited Partnership and 238,548 shares of class B common stock held of record by Western Opportunity. Mr. France is the sole shareholder and director of Zack Company, the sole general partner of Zack Limited Partnership.

(18)	Includes 75 shares of class B common stock owned by The Raymond K. Mason, III Trust, as to which Mr. Mason disclaims beneficial ownership. Also includes options to acquire 3,404 shares of class A common stock.

(19)	Owned jointly with Barbara Staed, his spouse, except for options to acquire 3,404 shares of class A common stock.

(20)	Includes options to acquire 3,404 shares of class A common stock.

(21)	Held of record as joint tenants with Cynthia R. Brown, his spouse, except for options to acquire 2,637 shares of class A common stock.

(22)	Includes options to acquire 3,404 shares of class A common stock.

(23)	Includes options to acquire 1,146 shares of class A common stock and 1,563 shares of class A common stock held by Patricia Durham Penske (his spouse) Trust.

(24)	Includes 500 shares of class A common stock held by M. Dale Harris, his spouse, and 1,500 shares of class A common stock held by Mr. Harris as trustee of a Profit Sharing Plan and Trust. Also includes options to acquire 3,404 shares of class A common stock.

(25)	Includes options to acquire 3,404 shares of class A common stock.

(26)	See footnotes (9) through (25).

(27)	Amounts in this column reflect only the non-duplicative 1,800,000 shares of class B common stock held of record by White River which will be converted to shares of class A common stock prior to the consummation of the transaction contemplated by this offering and the non-duplicative 1,677,621 shares of class A common stock held of record by Penske Performance, Inc.

SELLING STOCKHOLDERS

      The selling stockholders are Penske Performance, Inc., White River Investment Limited Partnership and Western Opportunity Limited Partnership. Penske Performance, Inc. and White River Investment Limited Partnership are offering 3,477,621 shares of class A common stock. Western Opportunity Limited Partnership has granted the underwriters an option to purchase up to 521,643 shares of class A common stock to cover over-allotments.

      All of the capital stock of Penske Performance, Inc. is owned indirectly by Penske Corporation. Roger S. Penske, one of our former directors and our Vice Chairman from July 1999 until April 2003, owns a majority of the capital stock of Penske Corporation and controls Penske Corporation and its affiliates. Prior to this offering, Penske Performance, Inc. owns 3.15% of our outstanding common stock. After the offering, Penske Performance, Inc. will no longer own any of our common stock.

      As more fully described in the section of this prospectus entitled “Certain Relationships,” we have obligations to Penske Performance, Inc. regarding representation on our Board of Directors. In addition, Penske Performance, Inc. has arrangements with us regarding certain executive, legal and commercial services, as more fully described in “Certain Relationships.”

      White River Investment Limited Partnership, a Nevada limited partnership, is a member of the France Family Group. The partnership has two corporate general partners. One is wholly-owned by William C. France, the Chairman of our Board of Directors, and the other is wholly-owned by James C. France, our Chief Executive Officer and Vice Chairman of our Board of Directors. As of the date of this offering, the sole limited partner of White River Investment Limited Partnership is NASCAR, which is also a member of the France Family Group. White River Investment Limited Partnership’s principal asset is shares of our class B common stock that are to be converted to an equal number of shares of our class A common stock which are being offered hereby. After the offering, White River Investment Limited Partnership will no longer own any shares of any class of our common stock.

      Western Opportunity Limited Partnership, a Nevada limited partnership, is a member of the France Family Group. The partnership has two corporate general partners. One is wholly-owned by William C. France and the other is wholly-owned by James C. France. William C. France, James C. France, Lesa France Kennedy, Brian Z. France and 12 other members of the France Family Group are the sole limited partners. Prior to this offering, Western Opportunity Limited Partnership owned 9,115,125 shares of our class B common stock. Assuming the over-allotment option is exercised in full, after the offering, Western Opportunity Limited Partnership will own 8,593,482 shares of our class B common stock.

      White River Investment Limited Partnership and Western Opportunity Limited Partnership currently own shares of class B common stock. Immediately prior to the consummation of this offering, White River Investment Limited Partnership will convert 1,800,000 shares of our class B common stock into an equal number of shares of our class A common stock and such shares of our class A common stock will be sold pursuant to this prospectus. If the underwriters exercise their over-allotment option, Western Opportunity Limited Partnership will convert up to 521,643 shares of our class B common stock into an equal number of shares of our class A common stock immediately prior to the sale of such class A common stock to the underwriters.

CERTAIN RELATIONSHIPS

      White River Investment Limited Partnership and Western Opportunity Limited Partnership are both members of the France Family Group, as described on page 66 of this prospectus.

      All of the racing events that take place during our fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association, the American Motorcyclist Association, the Automobile Racing Club of America, CART, the Championship Cup Series, the FIA, the Federation Internationale Motocycliste, Grand American, Historic Sportscar Racing, the International Race of Champions, IRL, NASCAR, the Professional Monster Trucks, the SCCA, the Sportscar Vintage Racing Association, the USAC and the World Karting Association. NASCAR, which sanctions some of our principal racing events, is a member of the France Family Group which controls in excess of 60% of the combined voting power of the outstanding stock of ISC and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by us to NASCAR for disbursement to competitors totaled approximately $55.7 million, $75.6 million and $83.3 million for the years ended November 30, 2000, 2001 and 2002, respectively and approximately $21.0 million during the fiscal quarter ended February 28, 2003.

      In addition, NASCAR and ISC share a variety of expenses in the ordinary course of business. NASCAR pays rent to us for office space in our corporate office complex in Daytona Beach, Florida. We paid rent to NASCAR for office space in Charlotte, North Carolina and New York, New York through mid-fiscal 2002. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR purchases various tickets and credentials, catering services and suite, track and other equipment rentals from us based on similar prices paid by unrelated, third party purchasers of similar items. We pay NASCAR for certain advertising, participation in NASCAR racing series banquets and the use of NASCAR trademarks based on similar prices paid by unrelated, third party purchasers of similar items. We reimburse NASCAR for 50% of the compensation paid to certain personnel working in their legal department. NASCAR also reimburses us for 50% of the compensation paid to personnel working in our legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. Our payments to NASCAR for MRN Radio’s broadcast rights to NASCAR Craftsman Truck Series races represents an agreed-upon percentage of our advertising revenues attributable to such race broadcasts. NASCAR’s reimbursement for use of our telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and our reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount received from NASCAR by us for shared expenses, net of amounts paid by us for shared expenses, totaled approximately $1.6 million, $1.5 million and $1.8 million during fiscal 2000, 2001 and 2002, respectively and approximately $571,000 during the fiscal quarter ended February 28, 2003.

      Grand American sanctions various events at certain of our facilities. While certain officers and directors of ours are equity investors in Grand American, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of ours, representing a non-controlling interest, serve on Grand American’s Board of Managers. Standard Grand American sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by Grand American to participants in the events. Sanction fees paid by us to Grand American totaled approximately $1.4 million, $1.2 million and $1.3 million for the years ended November 30, 2000, 2001 and 2002, respectively and approximately $604,000 during the fiscal quarter ended February 28, 2003.

      In addition, Grand American and ISC share a variety of expenses in the ordinary course of business. Grand American pays rent to us for office space in our corporate office complex in Daytona Beach, Florida. These rents are based upon estimated fair market lease rates for comparable facilities. Grand American purchases various tickets and credentials, sponsorship, catering services and suite, track and other equipment rentals from us based on similar prices paid by unrelated, third party purchasers of similar items. We pay Grand American for the use of Grand American’s trademarks based on similar prices paid by unrelated, third party purchasers of similar items. Grand American’s reimbursement for use of our telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services is based on actual usage or an allocation of total actual usage. The aggregate amount received from Grand American by us for shared expenses, net of amounts paid by us for shared expenses, totaled approximately $191,000, $168,000 and $237,000 during fiscal 2000, 2001 and 2002, respectively and approximately $70,000 during the fiscal quarter ended February 28, 2003.

      We strive to ensure, and management believes that, the terms of our transactions with NASCAR and Grand American are no less favorable to us than could be obtained in arms-length negotiations.

      We have collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses. Pursuant to the agreements, we advanced the annual premiums of approximately $1.2 million each year for a period of eight years which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, we are entitled to repayment of an amount equal to the cumulative premiums previously paid by us. We may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. We recorded the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

      Crotty & Bartlett, P.A., a law firm controlled by siblings of W. Garrett Crotty, one of our executive officers, leases office space located in our corporate office complex in Daytona Beach, Florida. We engage Crotty & Bartlett for certain legal and consulting services. The aggregate amount paid to Crotty & Bartlett by us for legal and consulting services, net of amounts received by us for leased office space, totaled approximately $154,000, $134,000 and $73,000 during fiscal 2000, 2001 and 2002, respectively and approximately $30,000 during the fiscal quarter ended February 28, 2003.

      J. Hyatt Brown, one of our directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. (“Brown”). Brown has received commissions for serving as our insurance broker for several of our insurance policies, including our property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with our policies were approximately $435,000, $549,000 and $475,000, during fiscal 2000, 2001 and 2002, respectively and approximately $309,000 during the fiscal quarter ended February 28, 2003.

      Chapman J. Root, II, one of our directors, is a control person and affiliate of the Root Company, Inc., Root Communications Group and various other entities, including the operations of various radio stations which purchase broadcasting rights to certain programs and live events produced by MRN Radio. The price paid by these radio stations for the broadcast rights are established on the same basis as the price paid by other radio stations for similar broadcasts and in similar markets. We purchase advertising from these radio stations at rates consistent with those paid by unrelated third party purchasers of similar advertising. The amounts paid by these entities to MRN Radio for the broadcast rights, net of amounts paid by us for advertising, were approximately $10,000, $10,000 and $8,000, during fiscal 2000, 2001 and 2002. The amount paid by us for advertising, net of amounts paid by these entities to MRN Radio for the broadcast rights, during the fiscal quarter ended February 28, 2003 totaled approximately $6,000. In addition, in fiscal 2000 and 2001, we purchased certain real properties from entities affiliated with Mr. Root for a total of $743,000 paid in cash and $2.7 million paid in cash and exchange of other certain real property owned by us, respectively.

      Walter P. Czarnecki, one of our former directors, owns Raceway Services, which purchases tickets and hospitality suite occupancy to events at many of our facilities. The price paid by Raceway Services for these items are established on the same basis as the price paid by other purchasers to the same events without regard to Mr. Czarnecki’s status as a director. The amounts paid by Raceway Services to us totaled approximately $141,000, $95,000 and $376,000, during fiscal 2000, 2001 and 2002, respectively. Raceway Services did not purchase any of these items from us during the fiscal quarter ended February 28, 2003.

      Raceway Associates is owned 75% by Motorsports Alliance and 25% by the former owners of the Route 66 Raceway, LLC. Edward H. Rensi, one of our directors, owns approximately 1.28% of Raceway Associates.

      Pursuant to the merger agreement for the acquisition of Penske Motorsports, we were obligated to place three individuals designated by Penske Performance, Inc. on our board of directors and to include such designees as nominees recommended by our Board of Directors at future elections of directors by shareholders. Now that the holdings of Penske Performance, Inc. have fallen to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, we are obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance, Inc. Following the sale of the remaining shares of Class A common stock held by Penske Performance, Inc. pursuant to this prospectus, we will no longer be obligated to include any individuals designated by Penske Performance, Inc. as nominees for our Board of Directors. Mr. Gregory W. Penske is currently the designee of Penske Performance, Inc. serving on our Board of Directors. Penske Performance, Inc. is wholly-owned by Penske Corporation, which beneficially owns more than 2% of our outstanding stock. Mr. Penske and Roger S. Penske are also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates. During fiscal 2000 and 2001, Penske Corporation provided us with certain executive and legal services at a cost of approximately $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, we rented from Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to our events, hospitality suite occupancy and related services, merchandise, apparel and racing tires (prior to the sale of our Competition Tire subsidiaries) and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 2000, 2001 and 2002, Penske Corporation, its affiliates and other related companies paid approximately $3.6 million, $2.6 million and $1.2 million, respectively, and approximately $323,000 during the fiscal quarter ended February 28, 2003 for the aforementioned goods and services.

      We sold our ownership in our Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000. The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance, Inc. Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of our Competition Tire subsidiaries.

CERTAIN UNITED STATES TAX CONSIDERATIONS OF NON-U.S. HOLDERS

      A general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of class A common stock applicable to Non-U.S. Holders (as defined) of class A common stock is set forth below. In general, “Non-U.S. Holder” is a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust. This discussion is based on current law and is provided for general information only. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address the effects of state, local and foreign tax laws. This discussion does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income or estate tax consequences to certain types of holders subject to special treatment under such laws (for example, insurance companies, partnerships or other pass-through entities, certain expatriates, tax-exempt organizations, financial institutions or broker-dealers). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of class A common stock.

      If a partnership holds shares of class A common stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding class A common stock should consult their tax advisors.

Dividends

      In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty); however, if the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form W-8ECI is filed with the withholding agent, subject to a lower rate or exemption from tax under an applicable treaty, the dividend will be taxed on a net basis at ordinary U.S. federal income tax rates. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income), except to the extent that an applicable tax treaty provides otherwise. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, a Non-U.S. Holder will be required to file a Form W-8BEN with the withholding agent certifying its entitlement to benefits under a treaty.

Sale of Common Stock

      Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of his or her class A common stock unless: (i) we are or have been a “U.S. real property holding corporation” for federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, unless an applicable tax treaty provides otherwise; or (iii) the class A common stock is disposed of by an individual Non-U.S. Holder who holds the class A common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition. We have not made a determination as to whether we are a U.S. real property holding corporation, and there can be no assurance that we have not been, are not, or will not become a U.S. real property holding corporation. If we have been, are or become a U.S. real property holding corporation at any time during the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period, generally gains realized upon a disposition of our shares of class A common stock by a Non-U.S. Holder that did not, actually or constructively, own more than 5% of our class A common stock at any time during this period would not be subject to U.S. federal income tax, provided that our class A common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Internal Revenue Code. We believe that our class A common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the Nasdaq National Market. Non-U.S. Holders should also consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of class A common stock in certain cases.

Estate Tax

      Class A common stock owned or treated as owned by an individual Non-U.S. Holder at the time of his death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting Requirements

      We may be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence. Backup withholding (currently 30%) may apply to dividends paid to a Non-U.S. Holder if such holder fails to provide a correct taxpayer identification number and certain other information, fails to provide a certification of exempt status or fails to report its full dividend and interest income.

      U.S. information reporting requirements and backup withholding will generally apply to payments to Non-U.S. Holders of the proceeds of a sale or other disposition of class A common stock to or through the U.S. office of a broker unless such Non-U.S. Holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding, unless the payor has actual knowledge that the payee is a U.S. person) generally will also apply to payments of the proceeds of sales of class A common stock by non-U.S. offices of U.S. brokers, or non-U.S. brokers with some types of relationships with the U.S., unless the Non-U.S. Holder complies with certain certification procedures to establish its Non-U.S. status or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to payments of the proceeds of sales of class A common stock to or through a non-U.S. office of a non-U.S. broker (absent actual knowledge that the payee is a U.S. person).

      Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder is allowable as a credit against the holder’s U.S. federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the holder furnishes the required information to the IRS.

      Prospective purchasers of class A common stock are urged to consult their tax advisors as to the application of the current rules regarding backup withholding and information reporting and as to the effect, if any, of such rules on their acquisition, ownership and disposition of the class A common stock.

UNDERWRITING

      Citigroup Global Markets Inc., Wachovia Securities, Inc. and Raymond James & Associates, Inc. are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Citigroup Global Markets Inc.	1,495,377
Wachovia Securities, Inc.	1,286,720
Raymond James & Associates, Inc.	695,524

Total	3,477,621

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $1.065 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      Western Opportunity Limited Partnership has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 521,643 additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, the selling stockholders and our major shareholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The class A common stock is quoted on the NASDAQ National Market under the symbol “ISCA.”

      The following table shows the underwriting discounts and commissions that the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

	Paid by selling stockholders

	No Exercise	Full Exercise

Per share	$1.775	$1.775
Total	$6,172,777	$7,098,694

      The amounts in the table above do not give effect to a rebate of $800,000 to be paid by the underwriters upon completion of the offering to one of the selling stockholders, a portion of which represents reimbursement of expenses of that selling stockholder in connection with the offering. We and the selling stockholders estimate that the total expenses of this offering will be approximately $463,000.

We will pay the first $75,240 of the total expenses and the selling stockholders will pay the remainder, a portion of which will be reimbursed by means of the rebate.

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      Certain of the underwriters and their respective affiliates have performed investment banking, commercial banking and advisory services for us from time to time for which they have received customary fees and expenses. Certain of the underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters in connection with the securities offered hereby, including the validity of the class A common stock offered through this prospectus, will be passed upon for us by Glenn R. Padgett of ISC. Mr. Padgett owns 3,129 shares of class A common stock directly. In addition, certain legal matters in connection with the offering will be passed upon for us by Baker Botts L.L.P. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at November 30, 2002 and 2001, and for each of the three years in the period ended November 30, 2002, as set forth in their report. We have included and incorporated by reference our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supersede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, as well as our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of these securities:

•	our Annual Report on Form 10-K for the fiscal year ended November 30, 2002;

•	our Quarterly Report on Form 10-Q for the quarter ended February 28, 2003;

•	our Current Reports on Form 8-K, dated February 27, April 8, May 5 and May 7, 2003; and

•	the description of our class A common stock contained in our registration statement on Form S-3, filed on October 29, 1996.

      We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing to or telephoning us at the following address and telephone number:

International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114-1243
Attn: Investor Relations
Telephone: (386) 947-6465

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Room of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain information about us at the offices of the National Association of Securities Dealers, 1735 K St., N.W., Washington, D.C. 20006.

OTHER INFORMATION

      The transfer agent and registrar for the class A common stock is SunTrust Bank, Central Florida, N.A.

INTERNATIONAL SPEEDWAY CORPORATION

INTERNATIONAL SPEEDWAY CORPORATION

CONDENSED CONSOLIDATED BALANCE SHEETS

	November 30, 2002	February 28, 2003

		(unaudited)

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$109,263	$148,742
Short-term investments	200	200
Receivables, less allowance of $1,500	30,557	80,360
Inventories	4,799	7,196
Prepaid expenses and other current assets	3,784	11,648

Total Current Assets	148,603	248,146
Property and Equipment, net of accumulated depreciation of $192,433 and $203,053, respectively	859,096	860,703
Other Assets:
Equity investments	31,152	29,602
Goodwill	92,542	92,542
Other	24,578	20,327

	148,272	142,471

Total Assets	$1,155,971	$1,251,320

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$17,506	$17,492
Deferred income	98,315	151,576
Current portion of long-term debt	5,775	6,775
Income taxes payable	3,939	10,786
Other current liabilities	10,968	17,222

Total Current Liabilities	136,503	203,851
Long-Term Debt	309,606	302,776
Deferred Income Taxes	74,943	83,959
Long-Term Deferred Income	11,709	11,753
Other Long-Term Liabilities	885	847
Commitments and Contingencies	—	—
Shareholders’ Equity:
Class A Common Stock, $.01 par value, 80,000,000 shares authorized; 25,319,221 and 25,553,863 issued and outstanding at November 30, 2002 and February 28, 2003, respectively	253	256
Class B Common Stock, $.01 par value, 40,000,000 shares authorized; 27,867,456 and 27,633,497 issued and outstanding at November 30, 2002 and February 28, 2003, respectively	279	276
Additional paid-in capital	693,463	693,489
Retained deficit	(67,641)	(42,277)
Accumulated other comprehensive loss	(874)	(836)

	625,480	650,908
Less unearned compensation-restricted stock	3,155	2,774

Total Shareholders’ Equity	622,325	648,134

Total Liabilities and Shareholders’ Equity	$1,155,971	$1,251,320

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	February 28,

	2002	2003

	(unaudited)

	(in thousands, except per share
	amounts)
REVENUES:
Admissions, net	$48,848	$47,048
Motorsports related income	60,218	66,465
Food, beverage and merchandise income	15,566	16,022
Other income	1,127	1,347

	125,759	130,882
EXPENSES:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	21,289	23,534
Motorsports related expenses	17,731	19,362
Food, beverage and merchandise expenses	8,416	8,041
General and administrative expenses	19,228	20,551
Depreciation and amortization	9,913	10,553

	76,577	82,041

Operating income	49,182	48,841
Interest income	284	222
Interest expense	(6,405)	(5,933)
Equity in net loss from equity investments	(1,754)	(1,550)

Income before income taxes and cumulative effect of accounting change	41,307	41,580
Income taxes	15,944	16,216

Income before cumulative effect of accounting change	25,363	25,364
Cumulative effect of accounting change — company operations	(513,827)	—
Cumulative effect of accounting change — equity investment	(3,422)	—

Net (loss) income	$(491,886)	$25,364

Basic earnings per share before cumulative effect of accounting change	$0.48	$0.48
Cumulative effect of accounting change	(9.75)	—

Basic (loss) earnings per share	$(9.27)	$0.48

Diluted earnings per share before cumulative effect of accounting change	$0.48	$0.48
Cumulative effect of accounting change	(9.74)	—

Diluted (loss) earnings per share	$(9.26)	$0.48

Dividends per share	$0.00	$0.00

Basic weighted average shares outstanding	53,024,478	53,041,210

Diluted weighted average shares outstanding	53,095,162	53,120,970

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Class A	Class B			Accumulated
	Common	Common			Other
	Stock	Stock	Additional	Retained	Comprehensive	Unearned	Total
	$.01 Par	$.01 Par	Paid-in	Earnings	Income	Compensation —	Shareholders’
	Value	Value	Capital	(Deficit)	(Loss)	Restricted Stock	Equity

	(in thousands)
Balance at November 30, 2002	$253	$279	$693,463	$(67,641)	$(874)	$(3,155)	$622,325
Activity 12/1/02–2/28/03 — unaudited:
Comprehensive income
Net income	—	—	—	25,364	—	—	25,364
Interest rate swap	—	—	—	—	38	—	38

Total comprehensive income							25,402
Restricted stock grant	—	—	26	—	—	(26)	—
Conversion of Class B Common Stock to Class A Common Stock	3	(3)	—	—	—	—	—
Amortization of unearned compensation	—	—	—	—	—	407	407

Balance at February 28, 2003 — unaudited	$256	$276	$693,489	$(42,277)	$(836)	$(2,774)	$648,134

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	February 28,

	2002	2003

	(unaudited)
	(in thousands)
OPERATING ACTIVITIES
Net (loss) income	$(491,886)	$25,364
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Cumulative effect of accounting change	517,249	—
Depreciation and amortization	9,913	10,553
Amortization of unearned compensation	323	407
Amortization of financing costs	432	80
Deferred income taxes	6,887	9,016
Undistributed loss from equity investments	1,754	1,550
Other, net	(24)	(50)
Changes in operating assets and liabilities:
Receivables, net	(40,848)	(49,803)
Inventories, prepaid expenses and other current assets	(6,148)	(10,254)
Accounts payable and other current liabilities	6,275	6,240
Deferred income	49,771	53,305
Income taxes payable	6,474	6,847

Net cash provided by operating activities	60,172	53,255
INVESTING ACTIVITIES
Capital expenditures	(10,673)	(12,145)
Proceeds from asset disposals	335	50
Proceeds from affiliate	—	4,075
Proceeds from restricted investments	1,263	—
Other, net	(138)	(256)

Net cash used in investing activities	(9,213)	(8,276)
FINANCING ACTIVITIES
Payment of long-term debt	(9,050)	(5,500)
Payments under credit facilities	(20,000)	—
Reacquisition of previously issued common stock	(692)	—

Net cash used in financing activities	(29,742)	(5,500)

Net increase in cash and cash equivalents	21,217	39,479
Cash and cash equivalents at beginning of period	71,004	109,263

Cash and cash equivalents at end of period	$92,221	$148,742

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2003
(Unaudited)

Note 1.     Basis of Presentation

      The accompanying condensed consolidated financial statements have been prepared in compliance with Rule 10-01 of Regulation S-X and generally accepted accounting principles but do not include all of the information and disclosures required for complete financial statements. The statements should be read in conjunction with the consolidated financial statements and notes thereto included in the latest annual report on Form 10-K for International Speedway Corporation and its wholly-owned subsidiaries (the “Company”). In management’s opinion, the statements include all adjustments which are necessary for a fair presentation of the results for the interim periods. All such adjustments are of a normal recurring nature. Certain reclassifications have been made to conform to the financial presentation at February 28, 2003.

      Because of the seasonal concentration of racing events, the results of operations for the three-month periods ended February 28, 2002 and 2003 are not indicative of the results to be expected for the year.

      Stock-Based Compensation: The Company has a long-term incentive stock plan which it accounts for under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company recognizes stock-based employee compensation cost on its restricted shares awarded over their vesting periods equal to the fair market value of these shares on the date of award. No stock-based employee compensation cost is reflected in net income (loss) relating to stock options as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

      The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based Compensation,” to stock based employee compensation for the three months ended February 28 (in thousands, except per share amounts):

	2002	2003

Net (loss) income, as reported	$(491,886)	$25,364
Add: Stock-based employee compensation expense included in reported net (loss) income, net of related tax effects	198	248
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(244)	(311)

Pro forma net (loss) income	$(491,932)	$25,301

(Loss) earnings per share:
Basic — as reported	$(9.27)	$0.48

Basic — pro forma	$(9.28)	$0.48

Diluted — as reported	$(9.26)	$0.48

Diluted — pro forma	$(9.27)	$0.48

Note 2.     Accounting Change

      The Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” in the first quarter of 2002. Based on an independent appraisal firm’s

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions after the date of the acquisitions, and the identification of qualifying intangibles, the Company recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of 2002.

      Raceway Associates, LLC (“Raceway Associates”) which owns and operates Chicagoland Speedway and Route 66 Raceway and in which the Company holds a 37.5% indirect equity interest, also adopted SFAS No. 142 in the first quarter of 2002. During the second quarter of fiscal 2002, Raceway Associates completed the valuation of its Route 66 Raceway reporting unit using discounted cash flows, which reflect changes in certain assumptions after the date of Raceway Associates’ formation, that indicated impairment of the goodwill associated with Route 66 Raceway. The Company’s proportionate share of Raceway Associates’ cumulative effect of accounting change related to the write-off of goodwill totaled approximately $3.4 million after-tax. In accordance with SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” the Company recognized this impairment in the first quarter of 2002.

Note 3.     New Accounting Pronouncements

      In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The Company’s adoption of SFAS No. 143 in fiscal 2003 did not have a material impact on its financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset’s carrying amount or fair value, and depreciation is no longer recognized. The Company’s adoption of SFAS No. 144 in fiscal 2003 did not have a material impact on its financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” With the rescission of SFAS No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB Opinion No. 30 will distinguish transactions that are part of an entity’s recurring operations from those that are unusual or infrequent and that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting treatment for transactions that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The Company’s adoption of SFAS No. 145 in fiscal 2003 did not have a material impact on its financial position or results of operations.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred, rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company’s adoption of SFAS No. 146 in fiscal 2003 did not have a material impact on its financial position or results of operations.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The Company has applied the disclosure provisions of this interpretation in these consolidated financial statements and the accompanying notes. The Company’s adoption of this interpretation in fiscal 2003 did not have a material impact on its financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has applied the disclosure provisions in SFAS No. 148 in these consolidated financial statements and the accompanying notes.

      In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. The Company’s adoption of this interpretation in fiscal 2003 did not have a material impact on its financial position or results of operations.

Note 4.     Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share for the three months ended February 28 (in thousands, except share amounts):

	2002	2003

Basic and diluted numerator:
Income before cumulative effect of accounting change	$25,363	$25,364
Cumulative effect of accounting change	(517,249)	—

Net (loss) income	$(491,886)	$25,364

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002	2003

Basic earnings per share calculation:
Denominator
Weighted average shares outstanding	53,024,478	53,041,210

Basic earnings per share
Income before cumulative effect of accounting change	$0.48	$0.48
Cumulative effect of accounting change	(9.75)	—

Net (loss) income	$(9.27)	$0.48

Diluted earnings per share calculation:
Weighted average shares outstanding	53,024,478	53,041,210
Common stock options	2,107	322
Contingently issuable shares	68,577	79,438

Diluted weighted average shares outstanding	53,095,162	53,120,970

Diluted earnings per share
Income before cumulative effect of accounting change	$0.48	$0.48
Cumulative effect of accounting change	(9.74)	—

Net (loss) income	$(9.26)	$0.48

      During the periods presented shares that could potentially dilute future earnings per share were not included in the computation of diluted earnings per share as to do so would have been anti-dilutive. These shares totaled approximately 22,195 and 47,419 during the three-month periods ended February 28, 2002 and 2003, respectively.

Note 5.     Goodwill and Intangible Assets

      The gross carrying value and accumulated amortization of the major classes of intangible assets relating to the Motorsports Events segment are as follows (in thousands):

	November 30, 2002

	Gross Carrying	Accumulated
	Amount	Amortization

Amortized intangible assets:
Trademarks	$226	$226
Food, beverage and merchandise contracts	35	8

Total amortized intangible assets	$261	$234

Non-amortized intangible assets:
Water rights	$535
Liquor licenses	153

Total non-amortized intangible assets	$688

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	February 28, 2003

	Gross Carrying	Accumulated
	Amount	Amortization

Amortized intangible assets:
Food, beverage and merchandise contracts	$35	$10

Total amortized intangible assets	$35	$10

Non-amortized intangible assets:
Water rights	$535
Liquor licenses	215

Total non-amortized intangible assets	$750

      The following table presents current and expected amortization expense of the existing intangible assets as of February 28, 2003 for each of the following periods (in thousands):

Aggregate amortization expense:
For the three months ended February 28, 2003	$2
Estimated amortization expense for the year ending November 30:
2003	7
2004	7
2005	6
2006	1
2007	1

      There were no changes in the carrying amount of goodwill for the three months ended February 28, 2003.

Note 6.     Long-Term Debt

      Long-term debt consists of the following (in thousands):

	November 30,	February 28,
	2002	2003

Senior Notes, net of premium of $2,626 and $2,277	$227,626	$227,277
TIF bond debt service funding commitment, net of discount of $1,405 and $1,386	68,755	68,774
Term debt	19,000	13,500

	315,381	309,551
Less: current portion	5,775	6,775

	$309,606	$302,776

      The Company’s $225 million principal amount of unsecured senior notes (“Senior Notes”) bear interest at 7.875% and rank equally with all of the Company’s other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at a redemption price as defined in the indenture. The Company’s subsidiaries are guarantors of the Senior Notes. The Senior Notes also contain various restrictive covenants.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In January 1999, the Unified Government of Wyandotte County/Kansas City, Kansas (“Unified Government”), issued approximately $71.3 million in taxable special obligation revenue (“TIF”) bonds in connection with the financing of construction of Kansas Speedway. At February 28, 2003, outstanding principal on the TIF bonds are comprised of a $20.5 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government with payments made in lieu of property taxes (“Funding Commitment”) by the Company’s wholly-owned subsidiary, Kansas Speedway Corporation (“KSC”). Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC’s Funding Commitment until certain financial conditions have been met.

      The Company has a $250 million revolving credit facility (“Credit Facility”) which matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points, based on certain financial criteria. At February 28, 2003, the Company did not have any borrowings outstanding under the Credit Facility. The Credit Facility contains various restrictive covenants.

      The Company’s Miami subsidiary has a $15 million credit facility (“Miami Credit Facility”) and a $13.5 million term loan (“Term Loan”). The Miami Credit Facility and Term Loan are guaranteed by the Company and have the same interest terms and restrictive covenants as the Company’s Credit Facility. The Miami Credit Facility matures on December 31, 2004. At February 28, 2003, the Company did not have any borrowings outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments which range from $6.5 million to $7.0 million. The Company’s Miami subsidiary has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria of the Company, for the remainder of the loan period.

      Total interest incurred by the Company was approximately $6.4 million and $5.9 million for the three months ended February 28, 2002 and 2003, respectively. Total interest capitalized for the three months ended February 28, 2002 and 2003, was approximately $123,000 and $92,000 respectively.

      Financing costs of approximately $7.2 million, net of accumulated amortization, have been deferred and are included in other assets at February 28, 2003. These costs are being amortized on an effective yield method over the life of the related financing.

Note 7.     Related Party Disclosures and Transactions

      All of the racing events that take place during the Company’s fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association (“AHRMA”), the American Motorcyclist Association (“AMA”), the Automobile Racing Club of America (“ARCA”), Championship Auto Racing Teams (“CART”), the Championship Cup Series (“CCS”), the Federation Internationale de l’Automobile (“FIA”), the Federation Internationale Motocycliste (“FIM”), the Grand American Road Racing Association (“Grand American”), Historic Sportscar Racing (“HSR”), the International Race of Champions (“IROC”), the Indy Racing League (“IRL”), the National Association for Stock Car Auto Racing, Inc. (“NASCAR”), the Sports Car Club of America (“SCCA”), the Sportscar Vintage Racing Association (“SVRA”), the United States Auto Club (“USAC”), and the World Karting Association (“WKA”). NASCAR, which sanctions some of the Company’s principal racing events, is a member of the France Family Group, which controls in excess of 60% of the combined voting power of the outstanding stock of the Company, and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors, which are exclusive of NASCAR sanction fees, totaled approximately $19.0 million and $21.0 million for the three-month periods ended February 28, 2002 and 2003, respectively.

Note 8.     Long-Term Stock Incentive Plan

      In January 2003, the Company awarded and issued 683 restricted shares of the Company’s Class A Common Stock to certain managers under the Company’s Long-Term Stock Incentive Plan (the “1996 Plan”). These shares of restricted stock will fully vest in July 2003.

      The market value of the shares at the date of award has been recorded as “Unearned compensation — restricted stock,” which is shown as a separate component of shareholders’ equity in the accompanying condensed consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of award. The total compensation charge recognized as expense during the three-month periods ended February 28, 2002 and 2003, totaled $323,000 and $407,000, respectively.

Note 9.     Commitments and Contingencies

      A. In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds (“2002 STAR Bonds”) totaling approximately $6.3 million to reimburse the Company for certain construction already completed on the second phase of the Kansas Speedway project and to fund certain additional construction. The 2002 STAR Bonds, which require annual debt service payments and are due December 1, 2022, will be retired with state and local taxes generated within the Kansas Speedway’s boundaries and are not the Company’s obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At February 28, 2003, the Unified Government had $6.3 million in 2002 STAR Bonds outstanding. The Company has agreed to provide financial support to Kansas Speedway Corporation, if necessary, under a keepwell agreement, to support Kansas Speedway Corporation’s guarantee of the 2002 STAR Bonds.

      B. The Company is a member of Motorsports Alliance (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.) which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway. Raceway Associates has a term loan arrangement, which requires quarterly principal and interest payments and matures November 15, 2012, and a $15 million secured revolving credit facility, which matures September 15, 2005. At February 28, 2003, Raceway Associates had approximately $46.4 million outstanding under its term loan and $4.0 million outstanding under its credit facility. The members of Motorsports Alliance have agreed to provide financial support to Raceway Associates on a pro rata basis, if necessary, under a keepwell agreement to support performance under its term loan and credit facility.

      C. The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company’s financial condition or results of operations.

      In addition to such routine litigation incident to its business, the Company has been party to other legal proceedings.

Current Litigation

      In February 2002 the Company received service of an amended complaint filed in the United States District Court for the Eastern District of Texas styled Francis Ferko, as Shareholder of Speedway

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Motorsports, Inc. vs. National Association of Stock Car Racing, Inc., International Speedway Corporation, and Speedway Motorsports, Inc. The overall gist of the suit is that Texas Motor Speedway should have a second Winston Cup date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second Winston Cup date annually. The portion of this suit that is brought against the Company alleges that it conspired with NASCAR and members of the France Family to “refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race.” The suit seeks unspecified monetary damages from the Company which are claimed to have resulted to Speedway Motorsports from the alleged conspiracy as well as treble damages under the anti-trust laws. The Company believes the suit to be without merit and intends to vigorously pursue the defense of the matter.

Note 10.     Segment Reporting

      The following tables provide segment reporting of the Company for the three-month periods ended February 28 (in thousands):

	2002

	Motorsports	All
	Events	Other	Total

Revenues	$118,677	$9,782	$128,459
Depreciation and amortization	8,749	1,164	9,913
Operating income	46,319	2,863	49,182
Capital expenditures	10,308	365	10,673
Total assets	1,085,514	99,295	1,184,809
Equity investments	30,913	—	30,913

	2003

	Motorsports	All
	Events	Other	Total

Revenues	$124,952	$9,037	$133,989
Depreciation and amortization	9,186	1,367	10,553
Operating income	46,683	2,158	48,841
Capital expenditures	8,862	3,283	12,145
Total assets	1,111,981	139,339	1,251,320
Equity investments	29,602	—	29,602

      Intersegment revenues were approximately $2.7 million and $3.1 million for the three months ended February 28, 2002 and 2003, respectively.

      As a result of the adoption of SFAS No. 142, the Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.

Note 11.     Condensed Consolidating Financial Statements

      In connection with the Senior Notes, the Company is required to provide condensed consolidating financial information for its subsidiary guarantors. All of the Company’s subsidiaries have, jointly and severally, fully and unconditionally guaranteed, to each holder of Senior Notes and the trustee under the Indenture for the Senior Notes, the full and prompt performance of the Company’s obligations under the indenture and the Senior Notes, including the payment of principal of (or premium, if any, on) and interest on the Senior Notes, on an equal and ratable basis.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The subsidiary guarantees are unsecured obligations of each subsidiary guarantor and rank equally in right of payment with all senior indebtedness of that subsidiary guarantor and senior in right of payment to all subordinated indebtedness of that subsidiary guarantor. The subsidiary guarantees are effectively subordinated to any secured indebtedness of the subsidiary guarantor with respect to the assets securing the indebtedness.

      In the absence of both default and notice, there are no restrictions imposed by the Company’s Credit Facility, Senior Notes, or guarantees on the Company’s ability to obtain funds from its subsidiaries by dividend or loan.

      Included are condensed consolidating balance sheets as of November 30, 2002 and February 28, 2003, the condensed consolidating statements of income for the three-month periods ended February 28, 2002 and 2003 and the condensed consolidating statements of cash flows for the three-month periods ended February 28, 2002 and 2003, of: (a) the Parent; (b) the guarantor subsidiaries; (c) elimination entries necessary to consolidate Parent with guarantor subsidiaries; and (d) the Company on a consolidated basis (in thousands).

	Condensed Consolidating Balance Sheet as of
	November 30, 2002

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Current assets	$13,226	$144,981	$(9,604)	$148,603
Property and equipment, net	130,857	728,239	—	859,096
Advances to and investments in subsidiaries	1,460,352	423,909	(1,884,261)	—
Other assets	13,723	134,549	—	148,272

Total Assets	$1,618,158	$1,431,678	$(1,893,865)	$1,155,971

Current liabilities	$(3,455)	$147,285	$(7,327)	$136,503
Long-term debt	653,687	13,085	(357,166)	309,606
Deferred income taxes	34,423	40,520	—	74,943
Other liabilities	11	12,583	—	12,594
Total shareholders’ equity	933,492	1,218,205	(1,529,372)	622,325

Total Liabilities and Shareholders’ Equity	$1,618,158	$1,431,678	$(1,893,865)	$1,155,971

	Condensed Consolidating Balance Sheet as of
	February 28, 2003

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Current assets	$35,559	$230,773	$(18,186)	$248,146
Property and equipment, net	130,405	730,298	—	860,703
Advances to and investments in subsidiaries	1,451,953	429,751	(1,881,704)	—
Other assets	13,578	128,893	—	142,471

Total Assets	$1,631,495	$1,519,715	$(1,899,890)	$1,251,320

Current liabilities	$13,982	$207,191	$(17,322)	$203,851
Long-term debt	657,026	(1,793)	(352,457)	302,776
Deferred income taxes	42,779	41,180	—	83,959
Other liabilities	11	12,589	—	12,600
Total shareholders’ equity	917,697	1,260,548	(1,530,111)	648,134

Total liabilities and Shareholders’ Equity	$1,631,495	$1,519,715	$(1,899,890)	$1,251,320

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Consolidating Statement of Income (Loss)
	for the Three Months Ended February 28, 2002

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Total revenues	$488	$156,738	$(31,467)	$125,759
Total expenses	5,793	102,251	(31,467)	76,577
Operating (loss) income	(5,305)	54,487	—	49,182
Interest and other income (expense), net	39,313	(116)	(47,072)	(7,875)
Interest before cumulative effect of accounting change	24,936	47,499	(47,072)	25,363
Net income (loss)	24,936	(469,750)	(47,072)	(491,886)

	Condensed Consolidating Statement of Income
	for the Three Months Ended February 28, 2003

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Total revenues	$504	$161,485	$(31,107)	$130,882
Total expenses	7,998	105,150	(31,107)	82,041
Operating (loss) income	(7,494)	56,335	—	48,841
Interest and other (expense) income, net	(405)	474	(7,330)	(7,261)
Net (loss) income	(16,202)	48,896	(7,330)	25,364

	Condensed Consolidating Statement of Cash Flows
	for the Three Months Ended February 28, 2002

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$41,713	$68,254	$(49,795)	$60,172
Net cash used in investing activities	(26,233)	(32,775)	49,795	(9,213)
Net cash used in financing activities	(20,692)	(9,050)	—	(29,742)

	Condensed Consolidating Statement of Cash Flows
	for the Three Months Ended February 28, 2003

		Combined
	Parent	Guarantor
	Company	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$2,414	$59,584	$(8,743)	$53,255
Net cash provided by (used in) investing activities	11,747	(28,766)	8,743	(8,276)
Net cash used in financing activities	—	(5,500)	—	(5,500)

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders

International Speedway Corporation

      We have audited the accompanying consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2002 and 2001, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended November 30, 2002, 2001 and 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Speedway Corporation and subsidiaries at November 30, 2002 and 2001, and the consolidated results of their operations and their cash flows for the years ended November 30, 2002, 2001 and 2000, in conformity with accounting principles generally accepted in the United States.

      As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142 in 2002.

/s/ Ernst & Young LLP

Jacksonville, Florida

January 16, 2003

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	November 30,

	2001	2002

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$71,004	$109,263
Short-term investments	200	200
Receivables, less allowance of $1,500	25,142	30,557
Inventories	4,583	4,799
Prepaid expenses and other current assets	6,466	3,784

Total Current Assets	107,395	148,603
Property and Equipment, net	855,819	859,096
Other Assets:
Equity investments	32,667	31,152
Goodwill	676,150	92,542
Other	30,115	24,578

	738,932	148,272

Total Assets	$1,702,146	$1,155,971

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$14,918	$17,506
Deferred income	100,932	98,315
Current portion of long-term debt	9,225	5,775
Income taxes payable	—	3,939
Other current liabilities	10,791	10,968

Total Current Liabilities	135,866	136,503
Long-Term Debt	402,477	309,606
Deferred Income Taxes	115,711	74,943
Long-Term Deferred Income	11,709	11,709
Other Long-Term Liabilities	961	885
Commitments and Contingencies	—	—
Shareholders’ Equity:
Class A Common Stock, $.01 par value, 80,000,000 shares authorized; 24,500,608 and 25,319,221 issued and outstanding in 2001 and 2002, respectively	245	253
Class B Common Stock, $.01 par value, 40,000,000 shares authorized; 28,663,224 and 27,867,456 issued and outstanding in 2001 and 2002, respectively	287	279
Additional paid-in capital	691,670	693,463
Retained earnings (deficit)	346,844	(67,641)
Accumulated other comprehensive loss	(961)	(874)

	1,038,085	625,480
Less unearned compensation — restricted stock	2,663	3,155

Total Shareholders’ Equity	1,035,422	622,325

Total Liabilities and Shareholders’ Equity	$1,702,146	$1,155,971

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended November 30,

	2000	2001	2002

	(in thousands, except per share amounts)
REVENUES:
Admissions, net	$192,789	$214,494	$213,255
Motorsports related income	175,809	238,208	259,609
Food, beverage and merchandise income	66,880	70,575	70,396
Other income	4,952	5,233	7,292

	440,430	528,510	550,552
EXPENSES:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	71,260	87,859	97,290
Motorsports related expenses	82,230	98,458	99,441
Food, beverage and merchandise expenses	38,448	38,251	38,109
General and administrative expenses	75,030	79,953	80,325
Depreciation and amortization	51,150	54,544	41,154

	318,118	359,065	356,319

Operating income	122,312	169,445	194,233
Interest income	6,156	3,446	1,211
Interest expense	(30,380)	(26,505)	(24,277)
Equity in net (loss) income from equity investments	(631)	2,935	1,907
Minority interest	(100)	992	—
North Carolina Speedway litigation	(5,523)	—	—

Income before income taxes and cumulative effect of accounting change	91,834	150,313	173,074
Income taxes	41,408	62,680	66,803

Income before cumulative effect of accounting change	50,426	87,633	106,271
Cumulative effect of accounting change — company operations	—	—	(513,827)
Cumulative effect of accounting change — equity investment	—	—	(3,422)

Net income (loss)	$50,426	$87,633	$(410,978)

Basic earnings per share before cumulative effect of accounting change	$0.95	$1.65	$2.00
Cumulative effect of accounting change	—	—	(9.75)

Basic earnings (loss) per share	$0.95	$1.65	$(7.75)

Diluted earnings per share before cumulative effect of accounting change	$0.95	$1.65	$2.00
Cumulative effect of accounting change	—	—	(9.74)

Diluted earnings (loss) per share	$0.95	$1.65	$(7.74)

Dividends per share	$0.06	$0.06	$0.06

Basic weighted average shares outstanding	52,962,646	52,996,660	53,036,552

Diluted weighted average shares outstanding	53,049,293	53,076,828	53,101,535

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A	Class B			Accumulated
	Common	Common			Other	Unearned
	Stock	Stock	Additional	Retained	Comprehensive	Compensation-	Total
	$.01 Par	$.01 Par	Paid-in	Earnings	Income	Restricted	Shareholders’
	Value	Value	Capital	(Deficit)	(Loss)	Stock	Equity

	(in thousands)
Balance at November 30, 1999	$229	$302	$687,321	$216,432	$—	$(1,814)	$902,470
Net income	—	—	—	50,426	—	—	50,426
Cash dividends ($.06 per share)	—	—	—	(3,188)	—	—	(3,188)
Restricted stock grant	—	—	1,978	—	—	(1,978)	—
Reacquisition of previously issued common stock	—	—	(354)	(824)	—	—	(1,178)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	—	—	—	—	—
Income tax benefit related to restricted stock plan	—	—	1,169	—	—	—	1,169
Amortization of unearned compensation	—	—	—	—	—	1,172	1,172

Balance at November 30, 2000	237	294	690,114	262,846	—	(2,620)	950,871
Comprehensive income
Net income	—	—	—	87,633	—	—	87,633
Cumulative effect of change in accounting for interest rate swap	—	—	—	—	472	—	472
Interest rate swap	—	—	—	—	(1,433)	—	(1,433)

Total comprehensive income							86,672
Cash dividends ($.06 per share)	—	—	—	(3,190)	—	—	(3,190)
Restricted stock grant	1	—	1,789	—	—	(1,790)	—
Reacquisition of previously issued common stock	—	—	(520)	(445)	—	—	(965)
Conversion of Class B Common Stock to Class A Common Stock	7	(7)	—	—	—	—	—
Forfeiture of restricted shares	—	—	(178)	—	—	128	(50)
Income tax benefit related to restricted stock plan	—	—	465	—	—	—	465
Amortization of unearned compensation	—	—	—	—	—	1,619	1,619

Balance at November 30, 2001	245	287	691,670	346,844	(961)	(2,663)	1,035,422
Comprehensive loss
Net loss	—	—	—	(410,978)	—	—	(410,978)
Interest rate swap	—	—	—	—	87	—	87

Total comprehensive loss							(410,891)
Cash dividends ($.06 per share)	—	—	—	(3,191)	—	—	(3,191)
Restricted stock grant	—	—	1,977	—	—	(1,977)	—
Reacquisition previously issued common stock	—	—	(515)	(316)	—	—	(831)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	—	—	—	—	—
Income tax benefit related to restricted stock plan	—	—	331	—	—	—	331
Amortization of unearned compensation	—	—	—	—	—	1,485	1,485

Balance at November 30, 2002	$253	$279	$693,463	$(67,641)	$(874)	$(3,155)	$622,325

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,

	2000	2001	2002

	(in thousands)
OPERATING ACTIVITIES
Net income (loss)	$50,426	$87,633	$(410,978)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Cumulative effect of accounting change	—	—	517,249
Depreciation and amortization	51,150	54,544	41,154
Amortization of unearned compensation	1,172	1,619	1,485
Amortization of financing costs	1,418	1,566	1,332
Deferred income taxes	20,254	27,177	29,461
Undistributed loss (gain) from equity investments	631	(2,935)	(1,907)
Minority interest	100	(992)	—
Other, net	(254)	722	(1,634)
Changes in operating assets and liabilities
Receivables, net	(7,350)	(3,226)	(5,415)
Inventories, prepaid expenses and other current assets	(1,454)	3,394	2,209
Accounts payable and other current liabilities	(13,225)	1,815	2,873
Income taxes payable	—	—	4,544
Deferred income	37,206	(10,631)	(1,759)

Net cash provided by operating activities	140,074	160,686	178,614
INVESTING ACTIVITIES
Capital expenditures	(132,661)	(98,379)	(53,521)
Proceeds from STAR bonds	—	—	5,589
Proceeds from asset disposals	—	722	3,836
Proceeds from restricted investments	260,736	33,930	1,263
Proceeds from short-term investments	690	400	400
Purchases of short-term investments	(200)	(400)	(400)
Proceeds from affiliate	—	—	4,045
Acquisition, net of cash acquired	(215,627)	(3,878)	—
Proceeds from sale of Competition Tire	7,769	—	—
Equity investments	(11,859)	(1,202)	—
Advances to affiliate	(5,812)	(1,500)	—
Other, net	(2,488)	(1,647)	(1,533)

Net cash used in investing activities	(99,452)	(71,954)	(40,321)
FINANCING ACTIVITIES
Payments under credit facilities	(31,200)	(71,000)	(90,000)
Proceeds under credit facilities	10,700	12,000	—
Payment of long-term debt	(2,655)	(5,165)	(9,225)
Cash dividends paid	(3,188)	(3,190)	(3,191)
Reacquisition of previously issued common stock	(1,178)	(965)	(831)
Proceeds from interest rate swap	—	—	3,213
Deferred financing fees	(320)	—	—

Net cash used in financing activities	(27,841)	(68,320)	(100,034)

Net increase in cash and cash equivalents	12,781	20,412	38,259
Cash and cash equivalents at beginning of period	37,811	50,592	71,004

Cash and cash equivalents at end of period	$50,592	$71,004	$109,263

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2002

Note 1.     Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

      International Speedway Corporation, including its wholly-owned subsidiaries (collectively the “Company”), is a leading promoter of motorsports entertainment activities in the United States. As of November 30, 2002, the Company owned and/or operated twelve of the nation’s major motorsports facilities as follows:

Track Name	Location	Track Length

Daytona International Speedway	Daytona Beach, Florida	2.5 Miles
Talladega Superspeedway	Talladega, Alabama	2.6 Miles
Michigan International Speedway	Brooklyn, Michigan	2.0 Miles
Richmond International Raceway	Richmond, Virginia	0.8 Mile
California Speedway	Fontana, California	2.0 Miles
Kansas Speedway	Kansas City, Kansas	1.5 Miles
Phoenix International Raceway	Phoenix, Arizona	1.0 Mile
Homestead-Miami Speedway	Homestead, Florida	1.5 Miles
North Carolina Speedway	Rockingham, North Carolina	1.0 Mile
Darlington Raceway	Darlington, South Carolina	1.3 Miles
Watkins Glen International	Watkins Glen, New York	3.4 Miles
Nazareth Speedway	Nazareth, Pennsylvania	1.0 Mile

      In addition, Raceway Associates, LLC (“Raceway Associates”), in which the Company holds a 37.5% indirect equity interest, owns and operates Chicagoland Speedway and Route 66 Raceway, two nationally recognized major motorsports facilities in Joliet, Illinois.

      In fiscal 2002, these motorsports facilities promoted well over 100 stock car, open wheel, sports car, truck, motorcycle and other racing events, including 20 NASCAR Winston Cup Series events, 16 NASCAR Busch Series, Grand National Division events, eight NASCAR Craftsman Truck Series events, eight Indy Racing League IndyCar Series (“IRL”) events, two National Hot Rod Association (“NHRA”) National events, one Championship Auto Racing Teams (“CART”) FedEx Championship Series event, the premier sports car event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association (“Grand American”)) and a number of prestigious motorcycle events.

      The Company’s business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. The Company also conducts, either through operations of the facility or through its wholly-owned subsidiaries operating under the name Americrown, souvenir merchandising operations, food and beverage concession operations and catering services to corporate customers both in suites and chalets at most of the Company’s motorsports facilities. However, the Company does not currently conduct food, beverage and catering operations at California. Americrown also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers, through internet and catalog sales and directly to dealers.

      MRN Radio, the Company’s proprietary radio network, produces and syndicates NASCAR Winston Cup Series, NASCAR Busch Series, Grand National Division, NASCAR Craftsman Truck Series and other races promoted by the Company, as well as some races promoted by others. MRN Radio also provides production services for Winston Cup Vision at almost all NASCAR Winston Cup races and produces daily and weekly NASCAR racing programs.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company owns and operates DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR that includes interactive media, theaters, historical memorabilia and exhibits, tours and riding/driving experiences of Daytona International Speedway.

Significant Accounting Policies

      Principles of Consolidation. The accompanying consolidated financial statements include the accounts of International Speedway Corporation and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, bank demand deposit accounts, repurchase agreements and money market accounts at investment firms. Cash and cash equivalents exclude certificates of deposit, obligations of U.S. Government Agencies, U.S. Treasury Notes and U.S. Treasury Bills, regardless of original maturity.

      The Company maintained its cash with several financial institutions at November 30, 2002. The Company believes that it is not exposed to any significant credit risk on its cash balances due to the strength of the financial institutions.

      Inventories. Inventories of items for resale are stated at the lower of cost, determined on the first-in, first-out basis, or market.

      Property and Equipment. Property and equipment, including improvements to existing facilities, are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives as follows:

Buildings, grandstands and tracks	5-34 years
Furniture and equipment	3-20 years

      The carrying values of property and equipment are evaluated for impairment based upon expected future undiscounted cash flows. If events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss would be recognized equal to the difference between the carrying value of the asset and its fair value.

      Equity Investments. Equity investments are accounted for using the equity method of accounting. The Company’s equity in the net income (loss) from equity investments is recorded as income (loss) with a corresponding increase (decrease) in the investment. Dividends received reduce the investment. The Company recognizes the effects of transactions involving the sale or distribution by an equity investee of its common stock as capital transactions.

      Equity investments include the Company’s interest in Motorsports Alliance, LLC (“Motorsports Alliance”) (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.), which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Chicagoland Speedway and Route 66 Raceway.

      The Company’s share of undistributed equity in the earnings from equity investments included in retained earnings at November 30, 2001 and 2002 was approximately $1.6 million and $40,000, respectively.

      Goodwill and Intangible Assets. On December 1, 2001, the Company adopted Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS No. 142 the Company’s goodwill and other intangible assets are evaluated annually, in its fiscal

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

fourth quarter, based upon expected future discounted cash flows at the reporting unit level. Prior to the adoption of SFAS No. 142 goodwill was amortized by the straight-line method over 40 years.

      Deferred Financing Fees. Deferred financing fees are amortized over the term of the related debt and are included in other non-current assets.

      Derivative Financial Instruments. From time to time the Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on certain fixed and floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

      Income Taxes. Income taxes have been provided using the liability method. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Revenue Recognition/Deferred Income. Admission income and all race-related revenue is earned upon completion of an event and is stated net of admission and sales taxes collected. Advance ticket sales and all race-related revenue on future events are deferred until earned. Revenues from the sale of merchandise to retail customers, internet and catalog sales and direct sales to dealers are recognized at the time of the sale.

      Kansas Speedway Corporation (“KSC”) offers Founding Fan Preferred Access Speedway Seating (“PASS”) agreements which give purchasers the exclusive right and obligation to purchase KSC season-ticket packages for certain sanctioned racing events annually for thirty years under specified terms and conditions. Among the conditions, licensees are required to purchase all season-ticket packages when and as offered each year. Founding Fan PASS agreements automatically terminate without refund should owners not purchase any offered season tickets.

      Net fees received under PASS agreements are deferred and are amortized into income over the expected life of the PASS.

      Advertising Expense. Advertising costs are expensed as incurred or, as in the case of race-related advertising, upon the completion of the event. Advertising expense was approximately $9.4 million, $11.2 million and $11.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

      Stock-Based Compensation. The Company has a long-term incentive stock plan, which is described more fully in Note 14. The Company accounts for its long-term incentive stock plan under the recognition and measurement principles of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations. The Company recognizes stock-based employee compensation cost on its restricted shares awarded over their vesting periods equal to the fair market value of these shares on the date of award. No stock-based employee compensation cost is reflected in net income (loss) relating to stock options as all options granted under the plan have an exercise price equal to the market value of the underlying common stock on the date of grant.

      The following table illustrates the effect on net income (loss) and earnings (loss) per share if the Company had applied the fair value recognition provisions of SFAS No. 123, “Accounting for Stock-Based

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Compensation,” to stock based employee compensation for the years ended November 30 (in thousands, except per share amounts):

	2000	2001	2002

Net income (loss), as reported	$50,426	$87,633	$(410,978)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	721	996	912
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(789)	(1,157)	(1,133)

Pro forma net income (loss)	$50,358	$87,472	$(411,199)

Earnings (loss) per share:
Basic — as reported	$0.95	$1.65	$(7.75)

Basic — pro forma	$0.95	$1.65	$(7.75)

Diluted — as reported	$0.95	$1.65	$(7.74)

Diluted — pro forma	$0.95	$1.65	$(7.74)

      Use Of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      New Accounting Pronouncements. In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company’s adoption of SFAS No. 143 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Consistent with prior guidance SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset’s carrying amount or fair value and depreciation is no longer recognized. SFAS No. 144 is effective for years beginning after December 15, 2001. The Company’s adoption of SFAS No. 144 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

      In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002.” With the rescission of SFAS No. 4, gains and losses from the extinguishment of debt should be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30. Applying the provisions of APB Opinion No. 30 will distinguish transactions that are part of an entities recurring operations from those that are unusual or infrequent or that meet the criteria for classification as an extraordinary item. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. This amendment is consistent with the FASB’s goal of requiring similar accounting treatment for transactions

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

that have similar economic effects. SFAS No. 145 also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. The provisions of SFAS No. 145 shall be applied for fiscal years beginning after May 15, 2002. The Company’s adoption of SFAS No. 145 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

      In July 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 replaces current accounting literature and requires the recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, with earlier application encouraged. The Company’s adoption of SFAS No. 146 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

      In November 2002, the FASB issued FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The disclosure requirements of this interpretation are effective for interim and annual periods after December 15, 2002. The initial recognition and initial measurement requirements of this interpretation are effective prospectively for guarantees issued or modified after December 31, 2002. The interpretation’s expanded disclosures will not have a material impact on the Company’s financial position or results of operations. The Company is assessing, but at this point does not believe the adoption of the recognition and initial measurement requirements of this interpretation will have a material impact on its financial position or results of operations.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The transition guidance and annual disclosure provisions of SFAS No. 148 are effective for financial statements issued for fiscal years ending after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. The Company has applied the disclosure provisions in SFAS No. 148 in these consolidated financial statements and the accompanying notes. The Company’s adoption of SFAS No. 148 in fiscal 2003 is not expected to have a material impact on its financial position or results of operations.

      In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” addresses consolidation by business enterprises of variable interest entities. Under current practice, two enterprises generally have been included in consolidated financial statements because one enterprise controls the other through voting interests. This interpretation defines the concept of “variable interests” and requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse the risks among the parties involved. This interpretation applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

enterprise holds a variable interest that it acquired before February 1, 2003. If it is reasonably possible that an enterprise will consolidate or disclose information about a variable interest entity when this interpretation becomes effective, the enterprise shall disclose information about those entities in all financial statements issued after January 31, 2003. The interpretation may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated. Based on the recent release of this interpretation, the Company has not completed its assessment as to whether or not the adoption of this interpretation will have a material impact on its financial position or results of operations.

      Comparability. For comparability, certain 2000 and 2001 amounts have been reclassified where appropriate to conform with the presentation adopted in 2002.

Note 2.     Accounting Change

      The Company elected to early adopt SFAS No. 142, “Goodwill and Other Intangible Assets,” in the first quarter of 2002. Accordingly, the Company did not record goodwill amortization expense in fiscal 2002, while we recorded goodwill amortization expense of approximately $18.4 million, on a pre-tax basis, in fiscal 2001. In addition, based on an independent appraisal firm’s valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company recorded a non-cash after tax charge of $513.8 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of 2002. The Company evaluated its long-lived assets, including goodwill, at November 30, 2001 using estimated undiscounted cash flows in accordance with SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” and this analysis did not result in an impairment.

      The write-off of goodwill resulted from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to “carve-out” from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill as a single asset labeled “Goodwill.” The Company amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets been initially recognized apart from goodwill. If the Company were to acquire additional motorsports facilities in the future, any sanction agreement assets existing at the date of the acquisition would be recorded as an intangible asset separate from goodwill under SFAS No. 142.

      Raceway Associates which owns and operates Chicagoland Speedway and Route 66 Raceway and in which the Company holds a 37.5% indirect equity interest, also elected to early adopt SFAS No. 142. As a result, starting in fiscal 2002 Raceway Associates did not record amortization expense related to goodwill. In 2002 the Company’s proportionate share of their goodwill amortization would have totaled approximately $92,000 based on Raceway Associates’ goodwill as of November 30, 2001. During the second quarter of fiscal 2002, Raceway Associates completed the valuation of its Route 66 Raceway reporting unit using discounted cash flows, which reflect changes in certain assumptions since the date of

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Raceway Associates’ formation, that indicated impairment of the goodwill associated with Route 66 Raceway. The Company’s proportionate share of Raceway Associates’ cumulative effect of accounting change related to the write-off of goodwill totaled approximately $3.4 million after-tax. In accordance with SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements” the Company has recognized this impairment in the first quarter of 2002.

      A reconciliation of net income (loss) and earnings (loss) per share, adjusted to exclude amortization expense, net of tax, for the period prior to adoption and the cumulative effect of accounting change recognized in the current period, for the years ended November 30, is as follows (in thousands, except per share amounts):

	2000	2001	2002

Net income (loss)	$50,426	$87,633	$(410,978)
Amortization, net of tax	16,122	15,972	—
Cumulative effect of accounting change	—	—	517,249

Adjusted net income	$66,548	$103,605	$106,271

Basic:
Earnings (loss) per share	$0.95	$1.65	$(7.75)
Amortization net of tax	0.30	0.30	—
Cumulative effect of accounting change	—	—	9.75

Adjusted earnings per share	$1.25	$1.95	$2.00

Diluted:
Earnings (loss) per share	$0.95	$1.65	$(7.74)
Amortization net of tax	0.30	0.30	—
Cumulative effect of accounting change	—	—	9.74

Adjusted earnings per share	$1.25	$1.95	$2.00

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 3.     Earnings Per Share

      The following table sets forth the computation of basic and diluted earnings per share for the years ended November 30, (in thousands, except per share amounts):

	2000	2001	2002

Basic and diluted numerator:
Income before cumulative effect of accounting change	$50,426	$87,633	$106,271
Cumulative effect of accounting change	—	—	(517,249)

Net income (loss)	$50,426	$87,633	$(410,978)

Basic earnings per share calculation:
Denominator
Weighted average shares outstanding	52,962,646	52,996,660	53,036,552

Basic earnings per share
Income before cumulative effect of accounting change	$0.95	$1.65	$2.00
Cumulative effect of accounting change	—	—	(9.75)

Net income (loss)	$0.95	$1.65	$(7.75)

Diluted earnings per share calculation:
Weighted average shares outstanding	52,962,646	52,996,660	53,036,552
Common stock options	—	116	1,763
Contingently issuable shares	86,647	80,052	63,220

Diluted weighted average shares outstanding	53,049,293	53,076,828	53,101,535

Diluted earnings per share
Income before cumulative effect of accounting change	$0.95	$1.65	$2.00
Cumulative effect of accounting change	—	—	(9.74)

Net income (loss)	$0.95	$1.65	$(7.74)

      During the years ended November 30, 2000, 2001 and 2002 there were approximately 7,224, 18,160 and 36,534 shares, respectively, that could potentially dilute future earnings per share that were not included in the computation of diluted earnings per share as to do so would have been anti-dilutive.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 4.     Property And Equipment

      Property and equipment consists of the following as of November 30 (in thousands):

	2001	2002

Land and leasehold improvements	$207,406	$210,825
Buildings, grandstands and tracks	709,018	731,415
Furniture and equipment	76,363	90,731
Construction in progress	15,720	18,558

	1,008,507	1,051,529
Less accumulated depreciation	152,688	192,433

	$855,819	$859,096

      Depreciation expense was approximately $32.6 million, $36.1 million and $41.1 million for the years ended November 30, 2000, 2001 and 2002, respectively.

Note 5.     Goodwill And Intangible Assets

      The gross carrying value and accumulated amortization of the major classes of intangible assets relating to the Motorsports Events segment as of November 30 are as follows (in thousands):

	2001

	Gross Carrying	Accumulated
	Amount	Amortization

Amortized intangible assets:
Workforce	$1,195	$355
Trademarks	226	199
Other	25	—

Total amortized intangible assets	$1,446	$554

Non-amortized intangible assets:
Liquor licenses	$153

Total non-amortized intangible assets	$153

	2002

	Gross Carrying	Accumulated
	Amount	Amortization

Amortized intangible assets:
Trademark	$226	$226
Other	35	8

Total amortized intangible assets:	$261	$234

Non-amortized intangible assets:
Water rights	$535
Liquor licenses	153

Total non-amortized intangible assets	$688

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents current and expected amortization expense of the existing intangible assets as of November 30, for each of the following periods (in thousands):

Aggregate amortization expense:
For the year ended November 30, 2002	$35
Estimated amortization expense for the year ending November 30:
2003	7
2004	7
2005	6
2006	1
2007	1

      The changes in the carrying amount of goodwill relating to the Motorsports Events segment for the year ended November 30, 2002, are as follows (in thousands):

Balance at November 30, 2001	$676,150
SFAS No. 142 impairment	(584,448)
Reclassification of workforce intangible	840

Balance at November 30, 2002	$92,542

Note 6.     Acquisitions

      On October 1, 2001, the Company acquired the remaining 10% interest it did not already own in Miami for $3.9 million. As predetermined in the July 1997 Purchase Agreement when the Company acquired its initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

Note 7.     Divestiture

      On November 15, 2000, the Company entered into a Stock Purchase Agreement with Competition Tire, LLC (an unrelated entity) for the sale of the Company’s ownership in its Competition Tire subsidiaries. The Company received approximately $7.8 million and recognized a gain of approximately $200,000, net of tax, on the transaction.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 8.     Long-Term Debt

      Long-term debt consists of the following as of November 30 (in thousands):

	2001	2002

Senior Notes, net of (discount) premium of ($199) and $2,626, respectively	$224,801	$227,626
Credit facilities	90,000	—
TIF bond debt service funding commitment, net of discount of $1,484 and $1,405, respectively	68,851	68,755
Term debt	23,500	19,000
Notes payable	4,550	—

	411,702	315,381
Less: current portion	9,225	5,775

	$402,477	$309,606

     Schedule of Payments

For the year ending November 30:
2003	$5,775
2004	231,890
2005	7,505
2006	635
2007	770
Thereafter	67,585

314,160
Net premium	1,221

Total	$315,381

      The Company’s $225 million principal amount of unsecured senior notes (“Senior Notes”) bear interest at 7.875% and rank equally with all of the Company’s other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at a redemption price as defined in the indenture. The Company’s subsidiaries are guarantors of the Senior Notes. The Senior Notes also contain various restrictive covenants. In December 2001, the Company entered into an interest rate swap agreement to manage interest rate risk exposure on $100 million of the $225 million principal amount of Senior Notes. Under this agreement, the Company received fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. In August 2002, the Company terminated the Senior Notes interest rate swap agreement and received approximately $3.2 million, which is being amortized over the remaining life of the Senior Notes.

      The Company’s $250 million senior revolving credit facility (“Credit Facility”) matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points based on certain financial criteria. At November 30, 2002, the Company did not have any borrowings outstanding under the Credit Facility. The Credit Facility contains various restrictive covenants.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s Miami subsidiary has a $20 million credit facility (“Miami Credit Facility”) and a $19 million term loan (“Term Loan”). The Miami Credit Facility and Term Loan are guaranteed by the Company and have the same interest terms and restrictive covenants as the Company’s Credit Facility. The Miami Credit Facility will be automatically reduced to $15 million in December 2002 and matures on December 31, 2004. At November 30, 2002, the Company did not have any borrowings outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments, which range from $5.5 million to $7.0 million. The Company’s Miami subsidiary also has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria of the Company, for the remainder of the loan period.

      In January 1999, the Unified Government of Wyandotte County/Kansas City, Kansas (“Unified Government”), issued approximately $71.3 million in taxable special obligation revenue (“TIF”) bonds in connection with the financing of the construction of the Kansas Speedway. At November 30, 2002, outstanding principal on the TIF bonds are comprised of a $20.5 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes (“Funding Commitment”) by KSC. Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC’s Funding Commitment until certain financial conditions have been met.

      Total interest incurred by the Company was approximately $30.4 million, $26.5 million and $24.3 million for the years ended November 30, 2000, 2001 and 2002, respectively. Total interest capitalized for the years ended November 30, 2000, 2001 and 2002 was approximately $8.3 million, $6.9 million and $415,000, respectively.

      Financing costs of approximately $9.2 million and $7.6 million, net of accumulated amortization, have been deferred and are included in other assets at November 30, 2001 and 2002, respectively. These costs are being amortized on an effective yield method over the life of the related financing.

Note 9.     Federal and State Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

      Significant components of the provision for income taxes for the years ended November 30, are as follows (in thousands):

	2000	2001	2002

Current tax expense:
Federal	$18,661	$31,560	$29,441
State	2,493	3,944	7,902
Deferred tax expense (benefit):
Federal	19,725	23,986	29,526
State	529	3,190	(66)

Provision for income taxes	$41,408	$62,680	$66,803

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The reconciliation of income tax computed at the federal statutory tax rates to income tax expense for the years ended November 30, are as follows (percent of pre-tax income):

	2000	2001	2002

Income tax computed at federal statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	2.1	3.1	3.6
Nondeductible goodwill	4.6	2.8	—
North Carolina Speedway litigation	1.8	—	—
Other, net	1.5	0.8	—

	45.0%	41.7%	38.6%

      The components of the net deferred tax assets (liabilities) at November 30 are as follows (in thousands):

	2001	2002

Amortization and depreciation	$296	$48,138
Deferred revenues	4,389	4,412
Deferred expenses	2,941	2,645
Loss carryforwards	1,230	2,672
Compensation related	1,539	1,373
Accruals	815	987
Other	379	275

Deferred tax assets	11,589	60,502
Amortization and depreciation	(125,309)	(130,916)
Equity investment	(1,662)	(4,210)
Other	(329)	(319)

Deferred tax liabilities	(127,300)	(135,445)

Net deferred tax liabilities	$(115,711)	$(74,943)

      The Company has recorded deferred tax assets related to various state net operating loss carryforwards totaling approximately $65.6 million, that expire in varying amounts beginning in fiscal 2020.

Note 10.     Capital Stock

      The Company’s authorized capital includes 80 million shares of Class A Common Stock, par value $.01 (“Class A Common Stock”), 40 million shares of Class B Common Stock, par value $.01 (“Class B Common Stock”), and 1 million shares of Preferred Stock, par value $.01 (“Preferred Stock”). The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain dividend and conversion rights as described below. Each share of Class A Common Stock entitles the holder to one-fifth (1/5) vote on each matter submitted to a vote of the Company’s shareholders and each share of Class B Common Stock entitles the holder to one (1) vote on each such matter, in each case including the election of directors. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available therefrom, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time at the option of the holder on the basis of one share of Class A Common Stock for each share of Class B

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date of any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. No shares of Preferred Stock are outstanding. The Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

Note 11.     Commitments and Contingencies

      A. International Speedway Corporation has a salary incentive plan (the “ISC Plan”) designed to qualify under Section 401(k) of the Internal Revenue Code. Employees of ISC and certain participating subsidiaries who have completed one month of continuous service are eligible to participate in the ISC Plan. After twelve months of continuous service, matching contributions are made to a savings trust (subject to certain limits) concurrent with employees’ contributions. The level of the matching contribution depends upon the amount of the employee contribution. Employees become 100% vested upon entrance to the ISC Plan.

      The contribution expense for the ISC Plan was approximately $934,000, $1.2 million and $1.2 million for the years ended November 30, 2000, 2001, and 2002, respectively.

      B. The estimated cost to complete approved projects and current construction in progress at November 30, 2002 at the Company’s existing facilities is approximately $46.8 million.

      C. In October 2002, the Unified Government issued additional subordinate sales tax special obligation revenue bonds (“2002 STAR Bonds”) totaling approximately $6.3 million to reimburse the Company for certain construction already completed on the second phase of the Kansas Speedway project and to fund certain additional construction. The 2002 STAR Bonds will be retired with state and local taxes generated within the speedway’s boundaries and are not the Company’s obligation. Kansas Speedway Corporation has agreed to guarantee the payment of principal, any required premium and interest on the 2002 STAR Bonds. At November 30, 2002, the Unified Government had $6.3 million outstanding on 2002 STAR Bonds. The Company has agreed to provide financial support to Kansas Speedway Corporation, if necessary, under a keepwell agreement to perform under its guarantee of the 2002 STAR Bonds.

      D. The Company is a member of Motorsports Alliance (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns and operates Chicagoland and Route 66 Raceway. Effective July 2002, Raceway Associates amended its $50 million construction and term loan arrangement and entered into a secured revolving credit facility totaling $15 million. At November 30, 2002, Raceway Associates had approximately $47.6 million outstanding under its construction and term loan and did not have any borrowings outstanding under its credit facility. The members of Motorsports Alliance have agreed to provide financial support to Raceway Associates, if necessary, under a keepwell agreement to perform under its construction and term loan and credit facility on a pro rata basis.

      E. The Company operates the Homestead-Miami Speedway under an operating agreement which expires December 31, 2032 and provides for subsequent renewal terms through December 31, 2075. The Company also has various operating leases for equipment. The future minimum payments under the

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

operating agreement and leases utilized by the Company having initial or remaining noncancellable terms in excess of one year at November 30, 2002, are as follows, (in thousands):

	Track
	Operating	Operating
For the year ending November 30:	Agreement	Leases

2003	$2,220	$1,969
2004	2,220	1,915
2005	2,220	1,197
2006	2,220	381
2007	2,220	230
Thereafter	35,695	881

Total	$46,795	$6,573

      Total expenses incurred under the track operating agreement, these operating leases and all other rentals during the years ended November 30, 2000, 2001 and 2002 was $10.0 million, $11.4 million and $11.8 million, respectively.

      F. The Internal Revenue Service (the “Service”) is currently performing a routine examination of the Company’s Federal income tax returns for the years ended November 30, 1999 and 2000 and is examining certain depreciation treatments. The Company believes that its application of the Federal Income Tax regulations in question, which have been applied consistently since being instituted in 1986 and have been subjected to previous Service audits, is appropriate, and intends to vigorously defend the merits of its position if necessary. While an adverse resolution of these matters could result in a significant impact on cash flow, the Company does not expect that such an outcome would have a material impact on earnings. The Company believes that its cash flows from operations, along with existing cash and available borrowings under its existing credit facilities, are sufficient to fund its operations and approved capital projects at existing facilities for the foreseeable future, payments required in connection with the funding of the Unified Government’s debt service requirements related to the TIF bonds, payments related to its existing debt service commitments, any adjustment that may ultimately occur as a result of the examination by the Service and the fees and expenses incurred in connection with the current legal proceedings discussed in item G of this Note.

      G. The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company’s financial condition or results of operations.

      In addition to such routine litigation incident to its business, the Company has been party to other legal proceedings which were concluded during the year ending November 30, 2000 as described below:

Souvenir Litigation

      The Company and certain subsidiaries were parties to legal proceedings alleging price-fixing activities in connection with the sale of souvenirs and merchandise which have been settled. The settlements were given final approval by the courts, and final orders were entered in the legal proceedings on August 25, 2000.

      Under the terms of the settlement agreements, without any admission of wrongdoing on their part, the Company and its subsidiaries, Americrown Service Corporation (“Americrown”) and Motorsports International Corp. (“Motorsports International”) paid approximately $4.6 million in cash and agreed to redeem $6 million in souvenir merchandise discount coupons to settle with classes which encompass all

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

purchasers of souvenirs and merchandise at NASCAR Winston Cup events during the period from January 1, 1991 to August 25, 2000. In the third quarter of fiscal 1999 the Company accrued approximately $2.8 million representing Americrown’s cash portion of the souvenir litigation settlement. The remaining $1.8 million is attributable to Motorsports International and was recorded as a part of the PMI merger purchase price. The effects of the discount coupon program are being recognized as the coupons are redeemed. The cash payments were remitted in fiscal year 2000.

North Carolina Speedway Litigation

      In connection with PMI’s acquisition of North Carolina Speedway in 1997, certain of the North Carolina Speedway stockholders (constituting more than 5% of the North Carolina shares outstanding prior to acquisition) exercised their right under North Carolina law to dissent to the price paid for the common stock of North Carolina Speedway.

      On April 25, 2000, jurors in the North Carolina Speedway dissenter’s action case returned a verdict upon which a judgment was entered which entitled the dissenting shareholders to $23.47 per share, an amount $3.86 to $6.70 higher than the original consideration. The financial statements for fiscal year 2000 included an accrual of approximately $5.5 million, representing the judgment and related interest, amounts due to non-dissenting former shareholders and related legal fees. In June 2000, substantially all of the amounts related to this judgment were paid by the Company.

Current Litigation

      In addition to the legal proceedings concluded during the year ending November 30, 2000, in February 2002 the Company received service of an amended complaint filed in the United States District Court for the Eastern District of Texas styled Francis Ferko, as Shareholder of Speedway Motorsports, Inc. vs. National Association of Stock Car Racing, Inc., International Speedway Corporation, and Speedway Motorsports, Inc. The overall gist of the suit is that Texas Motor Speedway should have a second Winston Cup date annually and that NASCAR should be required by the court to grant Texas Motor Speedway a second Winston Cup date annually. The portion of this suit that is brought against the Company alleges that it conspired with NASCAR and members of the France Family to “refuse to offer a new Winston Cup race date to any non-ISC owned track whenever ISC has desired to host an additional Winston Cup race.” The suit seeks unspecified monetary damages from the Company which are claimed to have resulted to Speedway Motorsports from the alleged conspiracy as well as treble damages under the anti-trust laws. The Company believes the suit to be without merit and intends to vigorously pursue the defense of the matter. The fees and expenses associated with the defense of this suit are not covered by insurance and could adversely impact our financial condition or results of operations and cash flows, even if we ultimately prevail.

Note 12.     Related Party Disclosures and Transactions

      All of the racing events that take place during the Company’s fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association (“AHRMA”), the American Motorcyclist Association (“AMA”), the Automobile Racing Club of America (“ARCA”), CART, the Championship Cup Series (“CCS”), the Federation Internationale de l’Automobile (“FIA”), the Federation Internationale Motocycliste (“FIM”), Grand American, Historic Sportscar Racing (“HSR”), the International Race of Champions (“IROC”), IRL, NASCAR, the Professional Monster Trucks (“ProMT”), the Sports Car Club of America (“SCCA”), the Sportscar Vintage Racing Association (“SVRA”), the United States Auto Club (“USAC”) and the World Karting Association (“WKA”). NASCAR, which sanctions some of the Company’s principal racing events, is a member of the France Family Group which controls in excess of 60% of the combined voting power of the

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

outstanding stock of the Company and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors totaled approximately $55.7 million, $75.6 million and $83.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

      In addition, NASCAR and the Company share a variety of expenses in the ordinary course of business. NASCAR pays rent to the Company for office space in the Company’s corporate office complex in Daytona Beach, Florida. The Company paid rent to NASCAR for office space in Charlotte, North Carolina and New York, New York through mid-fiscal 2002. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR purchases various tickets and credentials, catering services and suite, track and other equipment rentals from the Company based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays NASCAR for certain advertising, participation in NASCAR racing series banquets and the use of NASCAR trademarks based on similar prices paid by unrelated, third party purchasers of similar items. NASCAR also reimburses the Company for 50% of the compensation paid to personnel working in the Company’s legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. The Company’s payments to NASCAR for MRN Radio’s broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of the Company’s advertising revenues attributable to such race broadcasts. NASCAR’s reimbursement for use of the Company’s telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and the Company’s reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount received from NASCAR by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $1.6 million, $1.5 million and $1.8 million during fiscal 2000, 2001 and 2002, respectively.

      Grand American sanctions various events at certain of the Company’s facilities. While certain officers and directors of the Company are equity investors in Grand American, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of the Company, representing a non-controlling interest, serve on Grand American’s Board of Managers. Standard Grand American sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by Grand American to participants in the events. Sanction fees paid by the Company to Grand American totaled approximately $1.4 million, $1.2 million and $1.3 million for the years ended November 30, 2000, 2001 and 2002, respectively.

      In addition, Grand American and the Company share a variety of expenses in the ordinary course of business. Grand American pays rent to the Company for office space in the Company’s corporate office complex in Daytona Beach, Florida. These rents are based upon estimated fair market lease rates for comparable facilities. Grand American purchases various tickets and credentials, sponsorship, catering services and suite, track and other equipment rentals from the Company based on similar prices paid by unrelated, third party purchasers of similar items. The Company pays Grand American for the use of Grand American’s trademarks based on similar prices paid by unrelated, third party purchasers of similar items. Grand American’s reimbursement for use of the Company’s telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services is based on actual usage or an allocation of total actual usage. The aggregate amount received from Grand American by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled approximately $191,000, $168,000 and $237,000 during fiscal 2000, 2001 and 2002, respectively.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company strives to ensure, and management believes that, the terms of the Company’s transactions with NASCAR and Grand American are no less favorable to the Company than could be obtained in arms-length negotiations.

      The Company has collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses. Pursuant to the agreements, the Company advanced the annual premiums of approximately $1.2 million each year for a period of eight years which ended in fiscal 2002. Upon surrender of the policies or payment of the death benefits thereunder, the Company is entitled to repayment of an amount equal to the cumulative premiums previously paid by the Company. The Company may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. The Company recorded the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

      Crotty & Bartlett, P.A., a law firm controlled by siblings of W. Garrett Crotty, one of the Company’s executive officers, leases office space located in the Company’s corporate office complex in Daytona Beach, Florida. The Company engages Crotty & Bartlett for certain legal and consulting services. The aggregate amount paid to Crotty & Bartlett by the Company for legal and consulting services, net of amounts received by the Company for leased office space, totaled approximately $154,000, $134,000 and $73,000 during fiscal 2000, 2001 and 2002, respectively.

      J. Hyatt Brown, one of the Company’s directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. (“Brown”). Brown has received commissions for serving as the Company’s insurance broker for several of the Company’s insurance policies, including the Company’s property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with the Company’s policies were approximately $435,000, $549,000 and $475,000, during fiscal 2000, 2001 and 2002, respectively.

      Chapman J. Root, II, one of the Company’s directors, is a control person and affiliate of the Root Company, Inc., Root Communications Group and various other entities, including the operations of various radio stations which purchase broadcasting rights to certain programs and live events produced by MRN Radio. The price paid by these radio stations for the broadcast rights are established on the same basis as the price paid by other radio stations for similar broadcasts and in similar markets. The amounts paid by these entities to MRN Radio for the broadcast rights were approximately $10,000, $10,000 and $8,000, during fiscal 2000, 2001 and 2002. In addition, in fiscal 2000 and 2001, the Company purchased certain real properties from entities affiliated with Mr. Root for a total of $743,000 paid in cash and $2.7 million paid in cash and exchange of other certain real property owned by the Company, respectively.

      Walter P. Czarnecki, one of the Company’s directors, owns Raceway Services, which purchases tickets and hospitality suite occupancy to events at many of the Company’s facilities. The price paid by Raceway Services for these items are established on the same basis as the price paid by other purchasers to the same events without regard to Mr. Czarnecki’s status as a director. The amounts paid by Raceway Services to the Company totaled approximately $141,000, $95,000 and $376,000, during fiscal 2000, 2001 and 2002, respectively.

      Raceway Associates is owned 75% by Motorsports Alliance and 25% by the former owners of the Route 66 Raceway, LLC. Edward H. Rensi, a director of the Company, owns approximately 1.28% of Raceway Associates.

      Pursuant to the merger agreement for the PMI acquisition, the Company was obligated to place three individuals designated by Penske Performance, Inc., on its board of directors and to include such designees as nominees recommended by the Company’s Board of Directors at future elections of directors by

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholders. If the holdings of Penske Performance, Inc. fall to less than 7%, but not less than 5%, of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would be obligated to include as nominees for its board of directors only two individuals designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 5%, but not less than 2%, of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would be obligated to include as a nominee for its board of directors only one individual designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 2% of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would no longer be obligated to include any individuals designated by Penske Performance, Inc. as nominees for the Company’s board of directors. Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance, Inc. serving on the Company’s Board of Directors. Penske Performance, Inc. is wholly-owned by Penske Corporation which presently beneficially owns slightly more than 3% of the outstanding stock of the Company. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates. During fiscal 2000 and 2001, Penske Corporation provided the Company with certain executive and legal services at a cost of approximately $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, the Company rented Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to the Company’s events, hospitality suite occupancy and related services, merchandise, apparel and racing tires (prior to the sale of the Company’s Competition Tire subsidiaries) and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 2000, 2001 and 2002, Penske Corporation, its affiliates and other related companies paid approximately $3.6 million, $2.6 million and $1.2 million, respectively, for the aforementioned goods and services. The Company has outstanding receivables and payables/accrued expenses related to Penske Corporation and its affiliates of approximately $389,000 and $30,000, respectively, at November 30, 2001 and receivables of approximately $44,000 at November 30, 2002.

      The Company sold its ownership in its Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000. The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of the Company’s Competition Tire subsidiaries.

Note 13.     Supplemental Disclosures of Cash Flow Information

      Cash paid for income taxes and interest for the years ended November 30, is summarized as follows (in thousands):

	2000	2001	2002

Income taxes paid	$21,783	$31,942	$32,290

Interest paid	$36,985	$32,032	$25,146

Note 14.     Long-Term Stock Incentive Plan

      The Company’s 1996 Long-Term Stock Incentive Plan (the “1996 Plan”) authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights and restricted stock. The Company has reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of the Company’s Class A Common Stock for grants under the 1996 Plan.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restricted Stock Awards

      Restricted shares awarded under the 1996 Plan generally are subject to forfeiture in the event of termination of employment prior to vesting dates. Prior to vesting, the 1996 Plan participants own the shares and may vote and receive dividends, but are subject to certain restrictions. Restrictions include the prohibition of the sale or transfer of the shares during the period prior to vesting of the shares. The Company also has the right of first refusal to purchase any shares of stock issued under the 1996 Plan which are offered for sale subsequent to vesting.

      The Company awarded and issued 44,017, 40,592 and 43,400 restricted shares of the Company’s Class A Common Stock during the years ended November 30, 2000, 2001 and 2002, respectively, to certain officers and managers under the 1996 Plan. These shares of restricted stock vest at the rate of 50% of each award on the third anniversary of the award date and the remaining 50% on the fifth anniversary of the award date.

      Additionally, in April 2001, the Company awarded and issued 6,506 restricted shares of the Company’s Class A Common Stock to certain officers under the 1996 Plan. These shares of restricted stock vested on October 16, 2001.

      The weighted average grant date fair value of restricted shares granted during the years ended November 30, 2000, 2001 and 2002 totaled $44.94, $38.00 and $45.55, respectively.

      The market value of the shares at the date of award has been recorded as “Unearned compensation — restricted stock”, which is shown as a separate component of shareholders’ equity in the accompanying consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of the award. The total compensation charge recognized as expense during the years ended November 30, 2000, 2001 and 2002, totaled $1.2 million, $1.6 million and $1.5 million, respectively.

Nonqualified and Incentive Stock Options

      The Company applies the measurement provisions of APB Opinion 25 and related interpretations in accounting for its stock option plans. A portion of each non-employee director’s compensation for their service as a director is through awards of options to acquire shares of the Company’s Class A Common Stock under the 1996 Plan. These options become exercisable one year after the date of grant and expire on the tenth anniversary of the date of grant. The Company also grants options to certain non-officer managers to purchase the Company’s Class A Common Stock under the 1996 Plan. These options vest over a two and one-half year period and expire on the tenth anniversary of the date of grant.

      The fair value of each option granted is estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2000	2001	2002

Expected life (years)	5	5	5
Dividend yield	0.13%	0.15%	0.14%
Expected volatility	30.9%	35.9%	34.4%
Risk-free interest rate	5.75%	4.65%	4.58%
Weighted average fair value of options granted	$16.58	$15.21	$16.51

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the activity for options to purchase shares of Class A Common Stock issued and outstanding:

	Weighted Average	Number of
	Exercise Price	Shares

Outstanding at December 1, 1999	$—	—
Granted	44.50	11,030

Outstanding at November 30, 2000	44.50	11,030
Granted	39.34	35,165

Outstanding at November 30, 2001	40.58	46,195
Granted	43.94	25,224
Forfeited	37.06	(2,000)

Outstanding at November 30, 2002	$41.90	69,419

Exercisable at:
November 30, 2000	$—	—
November 30, 2001	41.38	19,022
November 30, 2002	41.65	41,176

      The following table summarized information about stock options outstanding and exercisable at November 30, 2002:

	Outstanding			Exercisable

Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
		Contractual Life	Exercise		Exercise
Exercise Price Range	Options	(in years)	Price	Options	Price

$37.06-$44.73	69,419	8.6	$41.90	41,176	$41.65

      The tax effect of income tax deductions that differ from expense for financial reporting purposes under these plans is credited or charged to additional paid-in capital.

Note 15.     Financial Instruments

      The carrying values of cash and cash equivalents, accounts receivable, short-term investments, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

      Fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. The Company’s credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2002, the fair value of the remaining long-term debt, which includes the Senior Notes, TIF bond Funding Commitment and Term Loan, as determined by quotes from financial institutions, was $331.3 million compared to the carrying amount of $315.4 million.

      From time to time the Company utilizes interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debt. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. The Company entered into an interest swap agreement to limit the impact of the variable interest rate on certain long-term debt. This agreement, with a principal notional

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of $19 million and an estimated fair value of a liability totaling $874,000 at November 30, 2002, expires at December 31, 2004.

      The Company’s interest rate swap agreement was entered into with a major financial institution which is expected to fully perform under the terms of the agreements.

Note 16.     Quarterly Data (Unaudited)

      The Company derives most of its income from a limited number of NASCAR-sanctioned races. As a result, the Company’s business has been, and is expected to remain, highly seasonal based on the timing of major events. For example, one of Darlington Raceway’s Winston Cup Series events is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenue and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30.

      The Company’s fiscal 2002 results of operations are not necessarily comparable to results of fiscal 2001 as a result of the completion, in the third quarter of fiscal 2001, of the development and commencement of racing operations at Kansas Speedway and Chicagoland. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they were depreciated for a full year in fiscal 2002. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 were incurred by these businesses for a full year in fiscal 2002. Further, while the Company capitalized approximately $6.3 million in interest expense for the Kansas and Chicagoland projects through their completion in mid-2001, no interest expense was capitalized related to those developments in fiscal 2002. The Company’s fiscal 2002 results were also impacted by certain motorsports event schedule changes.

      The following table presents certain unaudited financial data for each quarter of fiscal 2001 and 2002 (in thousands, except per share amounts):

	Fiscal Quarter Ended

	February 28,	May 31,	August 31,	November 30,
	2001	2001	2001	2001

Total revenue	$120,689	$111,996	$132,122	$163,703
Operating income	44,397	27,511	39,383	58,154
Net income	22,750	13,300	21,767	29,816
Basic earnings per share	0.43	0.25	0.41	0.56
Diluted earnings per share	0.43	0.25	0.41	0.56

	Fiscal Quarter Ended

	February 28,	May 31,	August 31,	November 30,
	2002 (1)	2002	2002	2002

Total revenue	$125,759	$116,747	$136,396	$171,650
Operating income	49,182	30,680	49,085	65,287
Income before cumulative effect of accounting change	25,363	14,370	29,555	36,983
Net (loss) income	(491,886)	14,370	29,555	36,983
Basic (loss) earnings per share	(9.27)	0.27	0.56	0.70
Diluted (loss) earnings per share	(9.26)	0.27	0.56	0.70

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(1)	As a result of the adoption of SFAS No. 142, the Company’s Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.

Note 17.     Segment Reporting

      The Company’s primary business is the promotion of motorsports events at its race facilities. The Company’s remaining business units, which are comprised of the radio network production and syndication of numerous racing events and programs, the operation of a motorsports-themed entertainment complex, certain souvenir merchandising operations not associated with the promotion of motorsports events at the Company’s facilities, construction management services, leasing operations, financing and licensing operations are included in the “All Other” segment. The Company evaluates financial performance of the business units on operating profit after allocation of corporate selling, general and administrative (“SG&A”) expenses. Corporate SG&A expenses are allocated to business units based on each business unit’s net revenues to total net revenues.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment sales are accounted for at prices comparable to unaffiliated customers. Intersegment revenues were approximately $16.8 million, $10.1 million and $9.2 million for the years ended November 30, 2000, 2001, and 2002, respectively (in thousands).

	For The Year Ended November 30, 2000

	Motorsports	All
	Events	Other	Total

Revenues	$396,664	$60,582	$457,246
Depreciation and amortization	44,989	6,161	51,150
Operating income	113,212	9,100	122,312
Capital expenditures	110,446	22,215	132,661
Total assets	1,521,639	143,799	1,665,438
Equity Investments	28,579	—	28,579

	For the Year Ended November 30, 2001

	Motorsports	All
	Events	Other	Total

Revenues	$500,302	$38,353	$538,655
Depreciation and amortization	49,570	4,974	54,544
Operating income	160,279	9,166	169,445
Capital expenditures	87,729	10,650	98,379
Total assets	1,593,074	109,072	1,702,146
Equity Investments	32,667	—	32,667

	For the Year Ended November 30, 2002

	Motorsports	All
	Events	Other	Total

Revenues	$521,181	$38,538	$559,719
Depreciation and amortization	36,021	5,133	41,154
Operating income	184,163	10,070	194,233
Capital expenditures	45,752	7,769	53,521
Total assets	1,036,611	119,360	1,155,971
Equity Investments	31,152	—	31,152

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As a result of the adoption of SFAS No. 142, the Motorsports Events segment recorded a non-cash after-tax charge of $517.2 million as a cumulative effect of accounting change for the write-off of goodwill in the first quarter of fiscal 2002.

Note 18.     Condensed Consolidating Financial Statements

      In connection with the Senior Notes, the Company is required to provide condensed consolidating financial information for its subsidiary guarantors. All of the Company’s subsidiaries have, jointly and severally, fully and unconditionally guaranteed, to each holder of Senior Notes and the trustee under the Indenture for the Senior Notes, the full and prompt performance of the Company’s obligations under the indenture and the Senior Notes, including the payment of principal of (or premium, if any, on) and interest on the Senior Notes, on a equal and ratable basis.

      The subsidiary guarantees are unsecured obligations of each subsidiary guarantor and rank equally in right of payment with all senior indebtedness of that subsidiary guarantor and senior in right of payment to all subordinated indebtedness of that subsidiary guarantor. The subsidiary guarantees are effectively subordinated to any secured indebtedness of the subsidiary guarantor with respect to the assets securing that indebtedness.

      In the absence of both default and notice there are not restrictions imposed by the Company’s Credit Facility, Senior Notes, or the guarantees on the Company’s ability to obtain funds from its subsidiaries by dividend or loan.

      The Company has not presented separate financial statements for each of the guarantors, because it has deemed that such financial statements would not provide the investors with any material additional information. During the year ended November 30, 2000, certain operations of the Company were segregated into wholly-owned guarantor subsidiaries of the Company. Also, during the year ended November 30, 2001, certain non-guarantor subsidiaries became guarantor subsidiaries of the Company. As a result, the financial position, results of operations and cash flows of the Company in relation to its wholly-owned guarantor and non-guarantor subsidiaries are not comparable on a period-to-period basis.

      Included are condensed consolidating balance sheets as of November 30, 2001 and 2002, and the condensed consolidating statements of income and cash flows for the years ending November 30, 2000, 2001 and 2002, of: (a) the Parent; (b) the guarantor subsidiaries; (c) the non-guarantor subsidiaries;

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d) elimination entries necessary to consolidate Parent with guarantor and non-guarantor subsidiaries; and (e) the Company on a consolidated basis (in thousands).

	Condensed Consolidating Balance Sheet
	as of November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets	$22,404	$112,367	$—	$(27,376)	$107,395
Property and equipment, net	129,688	726,131	—	—	855,819
Advances to and investments in subsidiaries	1,495,643	370,038	—	(1,865,681)	—
Equity investments	—	32,667	—	—	32,667
Goodwill, net	—	676,150	—	—	676,150
Other assets	12,420	17,695	—	—	30,115

Total Assets	$1,660,155	$1,935,048	$—	$(1,893,057)	$1,702,146

Current liabilities	$5,600	$147,867	$—	$(17,601)	$135,866
Long-term debt	693,752	93,857	—	(385,132)	402,477
Deferred income taxes	36,770	78,941	—	—	115,711
Other liabilities	—	12,670	—	—	12,670
Total shareholders’ equity	924,033	1,601,713	—	(1,490,324)	1,035,422

Total Liabilities and Shareholders’ Equity	$1,660,155	$1,935,048	$—	$(1,893,057)	$1,702,146

	Condensed Consolidating Balance Sheet
	as of November 30, 2002

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets	$13,226	$144,981	$—	$(9,604)	$148,603
Property and equipment, net	130,857	728,239	—	—	859,096
Advances to and investments in subsidiaries	1,460,352	423,909	—	(1,884,261)	—
Equity investments	—	31,152	—	—	31,152
Goodwill, net	—	92,542	—	—	92,542
Other assets	13,723	10,855	—	—	24,578

Total Assets	$1,618,158	$1,431,678	$—	$(1,893,865)	$1,155,971

Current liabilities	$(3,455)	$147,285	$—	$(7,327)	$136,503
Long-term debt	653,687	13,085	—	(357,166)	309,606
Deferred income taxes	34,423	40,520	—	—	74,943
Other liabilities	11	12,583	—	—	12,594
Total shareholders’ equity	933,492	1,218,205	—	(1,529,372)	622,325

Total Liabilities and Shareholders’ Equity	$1,618,158	$1,431,678	$—	$(1,893,865)	$1,155,971

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Consolidating Statement of Income
	for the Year Ended November 30, 2000

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$104	$453,359	$25,749	$(38,782)	$440,430
Total expenses	21,265	312,123	23,512	(38,782)	318,118
Operating (loss) income	(21,161)	141,236	2,237	—	122,312
Interest and other income (expense), net	7,915	27,262	(3,915)	(61,740)	(30,478)
Net income	5,567	103,909	2,690	(61,740)	50,426

	Condensed Consolidating Statement of Income
	for the Year Ended November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$1,968	$600,733	$—	$(74,191)	$528,510
Total expenses	21,085	412,171	—	(74,191)	359,065
Operating (loss) income	(19,117)	188,562	—	—	169,445
Interest and other income (expense), net	1,009	22,055	—	(42,196)	(19,132)
Net (loss) income	(5,314)	135,143	—	(42,196)	87,633

	Condensed Consolidating Statement of Income
	for the Year Ended November 30, 2002

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$1,981	$637,639	$—	$(89,068)	$550,552
Total expenses	24,228	421,159	—	(89,068)	356,319
Operating (loss) income	(22,247)	216,480	—	—	194,233
Interest and other income (expense), net	21,862	10,743	—	(53,764)	(21,159)
Income before cumulative effect of accounting change	11,665	148,370	—	(53,764)	106,271
Net income (loss)	11,665	(368,879)	—	(53,764)	(410,978)

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Consolidating Statement of Cash Flows
	for the Year Ended November 30, 2000

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$(23,850)	$181,274	$17,090	$(34,440)	$140,074
Net cash provided by (used in) investing activities	45,510	(162,703)	(16,699)	34,440	(99,452)
Net cash provided by (used in) financing activities	(29,669)	(17)	1,845	—	(27,841)

	Condensed Consolidating Statement of Cash Flows
	for the Year Ended November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$33,545	$185,443	$—	$(58,302)	$160,686
Net cash provided by (used in) investing activities	40,579	(170,835)	—	58,302	(71,954)
Net cash provided by (used in) financing activities	(69,155)	835	—	—	(68,320)

	Condensed Consolidating Statement of Cash Flows
	for the Year Ended November 30, 2002

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$9,909	$229,967	$—	$(61,262)	$178,614
Net cash provided by (used in) investing activities	56,308	(157,891)	—	61,262	(40,321)
Net cash used in financing activities	(70,809)	(29,225)	—	—	(100,034)

3,477,621 Shares

International Speedway Corporation

Class A Common Stock

PROSPECTUS

May 20, 2003

Citigroup

Wachovia Securities
Raymond James